CULLEN/FROST BANKERS, INC.

YEAR 2011

ANNUAL REPORT

A TEXAS FINANCIAL SERVICES FAMILY

Cullen/Frost Bankers, Inc.

(NYSE: CFR)

is a financial holding company, headquartered in San Antonio, with $20.3 billion in assets at December 31, 2011 and more than 115 financial centers throughout Texas. One of 24 U.S. banks included in the KBW Bank Index, Frost provides a wide range of banking, investments and insurance services to businesses and individuals in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Founded in 1868, Frost has helped clients with their financial needs during three centuries. Additional information is available at frostbank.com.

The Annual Meeting of Shareholders

APRIL 26, 2012

Frost National Bank / 100 West Houston Street / San Antonio, Texas

11 A.M. IN THE COMMANDERS ROOM

Financial Highlights 2011

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2011	2010
NET INCOME	$ 217,535	$ 208,764
PER COMMON SHARE DATA		
Net Income – Basic	$ 3.55	$ 3.44
Net Income – Diluted	3.54	3.44
Cash Dividends	1.83	1.78
Book Value	37.27	33.74
PERFORMANCE RATIOS		
Return on Average Assets	1.17 %	1.21 %
Return on Average Equity	10.01	10.30
Net Interest Margin	3.88	4.08
Dividend Payout Ratio	51.58	51.75
YEAR-END BALANCE SHEET DATA		
Loans	$ 7,995,129	$ 8,117,020
Securities	8,169,305	5,456,200
Earning Assets	18,497,987	15,806,350
Total Assets	20,317,245	17,617,092
Non-interest-bearing Demand Deposits	6,672,555	5,360,436
Interest-bearing Deposits	10,084,193	9,118,906
Total Deposits	16,756,748	14,479,342
Long-term Debt and Other Borrowings	223,738	373,757
Shareholders' Equity	2,283,537	2,061,680

TO OUR SHAREHOLDERS:

FOR CULLEN/FROST, 2011 WAS A YEAR OF STEADY GROWTH AND PROFITABILITY amid the challenges of a slowly recovering national economy, continued regulatory headwinds and a persistently low-interest-rate environment. In this year of transition, I was very pleased with 2011 annual earnings of $217.5 million, the highest in company history, or $3.54 per diluted common share. Assets topped $20 billion for the first time, with asset size growing by 50 percent since year-end 2007. This is especially noteworthy as it is the result of organic growth, without any bank acquisitions.

Profitability like this is even more significant in light of the reduction in fee income associated with several rounds of financial regulatory reform, along with a loan environment that remains constrained by a still-cautious business community. That we were able to increase earnings and continue as one of the best-performing banks in the nation is a testament to nearly 4,000 employees, committed to sharing the Frost difference with new customers and broadening existing relationships. In December, Standard & Poor's raised its long-term credit rating on Frost Bank to A+, making Frost one of the highest rated banks in the country. S&P cited Frost's "strong capital, excellent liquidity, consistent profitability, and solid credit performance relative to peers." We believe this high rating is a validation of our culture, our people and our way of doing business.

In last year's letter, when I spoke about the lessons learned from the economic depression Texas went through in the 1980s and the parallel to the 2008 financial crisis and recession, I said that downturns are great opportunities for our company. That has proven true again this year. The lone survivor of the top-10 bank holding companies to emerge from the '80s without selling out or needing a federal bailout, Frost again turned down federal funds in 2008. Saying "no thanks" to TARP bailout funds freed us from the legal and accounting burdens associated with the program, allowing our people to strategically focus on building our business. We have used this down cycle to strengthen and expand our business. Our calling efforts brought in more than 1,800 new commercial relationships that we believe will fuel our loan growth when confidence returns to the economy.

Cullen/Frost reported record annual earnings of $217.5 million for 2011, a 4.2 percent increase over 2010 earnings of $208.8 million, and $3.54 per diluted common share, a rise of 2.9 percent over the $3.44 reported the previous year. Deposits continued to be strong this year, with annual average deposits reaching $15.2 billion, up 8.4 percent, or $1.2 billion, over the $14 billion reported for 2010. As in the past three years, we have seen deposit growth coming from both new and existing customers responding to our value proposition and seeking safety and soundness in Frost, especially in this protracted low-interest-rate environment and volatile market. More than half of deposit growth has come from new relationships, much of it from business customers we have brought to Frost through our disciplined calling effort. Average loans for the year remained relatively flat at $8 billion, largely due to economic uncertainty, overregulation and intense competition. As I mentioned earlier, we're working hard to drive new loan commitments by establishing new relationships that we believe will result in quality loans.

Growing net interest income in this rate environment is challenging, so I was pleased to see a $25.7 million increase over the previous year, from $616.3 million to $642.1 million for 2011. The high level of liquidity we have maintained at the Federal Reserve continues to pressure the net interest margin, which dropped to 3.88 percent for 2011, compared to 4.08 percent reported a year earlier. When we are able to fund more loans with that liquidity, we expect to see an increase in the margin. Non-interest income for the year was $290 million, up $8 million from the $282 million reported in 2010. This only reflects one reporting quarter of impact from the Durbin Amendment, which limits debit card revenue. Going forward, we project a reduction in non-interest income of approximately $5 million a quarter related to this amendment. I am encouraged to see credit quality continuing a positive trend that began two years ago, with the last quarter of 2011 showing the single largest improvement in the last eight quarters. Because of the improvement in asset quality, the provision for loan losses for 2011 was $27.4 million, down $16.2 million from $43.6 million in 2010.

In last year's letter, I discussed my frustration with the impact the regulatory environment has imposed on all businesses. We still do not have clarity on the health care reform bill passed by Congress in 2010, and probably won't for some time, as it faces both judicial and political challenges. The Supreme Court will hear arguments in March of this year, with a ruling expected in late June. In an election year, we won't likely see anything definitive until after November. This leaves businesses that are considering an increase in staff uncertain about the actual costs of hiring. Within the banking industry, Dodd-Frank, the financial regulatory reform bill passed in 2010, called for some 400 rules. Of the 225 rules that regulators should have already decided on, 164 have missed their deadlines. That's close to three-fourths of the rules still awaiting regulator opinions. The part of the bill allowing banks to pay interest on commercial checking accounts, Regulation Q, is now law. Although it won't have much impact in this extremely low-interest-rate environment, it has the potential to affect net interest income for all banks down the road when rates eventually rise. The Durbin Amendment went into effect in October 2011, so we have not seen a full-year impact. As I mentioned earlier, we expect to see a $5 million quarterly impact on non-interest income from Durbin. Because of our steady and consistent performance, we are well positioned to adapt to any industry changes required by Dodd-Frank financial regulatory reform.

External validation that we're doing a good job is always rewarding, but we don't operate our business or provide outstanding customer service to win awards. Rather, it's just the opposite. It's about listening to and serving customers and doing the right thing for the right reasons. The awards then reflect what our customers experience at Frost, and the results are very gratifying. For the second consecutive year, Frost Bank received the highest ranking in customer satisfaction in Texas in the J.D. Power and Associates 2011 U.S. Retail Banking Satisfaction Study℠. Frost was first included in 2010 when J.D. Power and Associates began conducting a separate ranking for banks in Texas. With an index score of 849, which was 20 points higher than our 2010 ranking, Frost ranked highest in customer satisfaction among retail banks operating in Texas, 90 index points above the Texas region average of 759. On the business side, Frost received 17 Greenwich Excellence Awards in 2011 for small-business and middle-market banking from Greenwich Associates, which provides research-based strategy management services for financial professionals

"BECAUSE OF OUR STEADY AND CONSISTENT PERFORMANCE, WE ARE WELL POSITIONED TO ADAPT TO ANY INDUSTRY CHANGES REQUIRED BY DODD-FRANK FINANCIAL REGULATORY REFORM."

that measure customers' attitudes and behaviors. Early in 2012, we learned we had received a record 21 awards, the highest number awarded by Greenwich. This is the seventh consecutive year that Frost has been recognized in the Greenwich study of business banking customers.

On the business side, we continued to add relationships, bringing in more than 1,800 new primary commercial relationships this year. In recent years, most of our loan growth has come from new relationships. In 2011, it was encouraging to see more of a return to normal in loan commitments from existing customers. In fact, for the year, we added 18 percent more loan commitments than in 2010, although our loan payoff rate was higher than in previous years. As I've said before, you have to pedal your bicycle faster just to stay even, but our outstanding relationship managers have done just that. We continue to believe the dramatic growth in deposits and new relationships will be important to future loan growth when the economy turns around and confidence returns. Competition, in both price and structure, is as fierce as we've ever seen it—a challenge for an institution like ours, with strong lending disciplines. I am encouraged by the increase in loan commitments and believe we may be seeing a light at the end of the tunnel. U.S. businesses, which are among the most efficient in the world, have adjusted their expenses to revenues. Now we see signs they are starting to find ways to grow their business and to expand in an orderly and cautious way, despite over-regulation and bad policy.

Our team-selling approach, long a Frost hallmark, is operating well. Employees who manage customer relationships in commercial banking, insurance, investments, private banking and public finance are working successfully together as a team. This year we implemented Salesforce.com—a web-based customer relationship management service—to help our team-selling process and bring it to an even higher level. Other banks talk about cross-selling, which involves selling more products to customers. At Frost, we take this to a completely different plane. Our program is based on relationships and bringing along the appropriate team members from other lines of business to meet customers' needs and broaden the relationship. A few years ago, we had a vision for how team-selling could work at Frost and realized we had all the pieces in place. I am pleased to hear stories about how well our team-selling approach is working across banking, investments and insurance.

At Frost, we are building a framework of leadership for the future. Within the past 18 months, we have announced new region presidents in all of our large markets: San Antonio, Austin, Houston, Dallas and Fort Worth. We are fortunate that the outgoing region president, in most cases, has taken on new responsibilities as region chairman. With this new region leadership structure, we can grow strategically, drawing on the wisdom our region chairmen learned from previous downturns, along with the energy and ideas the new presidents bring.

We know from both our own research and studies done by third parties that people choose a financial institution based on what that bank stands for, its reputation and how people are treated. People come to Frost and stay at Frost because of our outstanding customer service. To make sure more people know about Frost and come to understand the Frost difference, we allocated additional marketing resources this year to share the Frost brand with more individuals and businesses we believe will appreciate our culture and respond to our value proposition. We know changing banks is a hassle for most people, so our personal bankers have been helping people move accounts and set up bill payments, direct deposits and automatic payments. We have even added specially outfitted switch vans across the state, with a staff of specialists who can explain how easy it can be to switch to Frost.

After extensive conversations with consumer banking customers and prospects, this year we launched a new Frost Personal Checking account that's consistent with our value proposition, giving new customers a chance to see how our employees uphold Frost's reputation for excellence and offering real value. In response to customers who said they didn't want a bundled account that made them pay for services they didn't want, our new account offers choice, control and recognition. Customers build the account they want with the features they value. We offer several ways for customers to offset the monthly fee, through balances and tenure with Frost. We believe we are one of the only banks to recognize and reward loyalty, giving customers relationship pricing based not only on the depth and breadth of the account, but also their tenure at Frost.

We continue to see strong growth in consumer banking deposits, with both existing customers and those new to Frost continuing to bring in funds. Consumer deposit balances increased by 12.3 percent compared with 2010. During 2011, we introduced Frost Digital Deposits, enabling customers to make deposits online using a desktop scanner. In addition, we added the ability for customers to open checking accounts online. Through peer-based research groups, such as Allegiance, Inc., we know that a very high percentage of both business and consumer customers are willing to recommend Frost to others.

In June, we completely redesigned our website, frostbank.com, around the way customers and prospects experience Frost. We improved navigation and search functions so customers can easily find what they need. In addition, the website offers life cycle and business planning guides and calculators. As visitors to frostbank.com navigate through the site, they are experiencing Frost and learning more. Another visual feature can be seen on the homepage, where a different photo taken in Texas appears every day. We have encouraged customers and friends of Frost to submit photos to Frost Looks at Texas so we can share them on our site.

In 2011, we continued to make strategic investments in all of our online services to ensure that we have a secure, state-of-the-art technical infrastructure in place to support our digital efforts. My Frost Internet Banking continues to serve our customers well, with annual logins reaching 24 million. Some 75 percent of both consumer and business customers are signed up to connect with Frost online. We have a team focused on moving forward with our mobile strategy, which began with the launch of Frost Mobile in 2009 and then banking by text messaging in 2010. The next stage will be a Frost smartphone app that is well along in the development stage. By year-end, 17 percent of logins to My Frost were through mobile channels. We are constantly improving and adding ways for customers to easily make deposits from their home or office. Building on the success of Cash Manager, our treasury management product used by large corporate customers, we now offer digital deposits to a broader customer base. Business and consumer customers can now make check deposits from their own computer, using a scanner. In 2010 we introduced several Smart ATMs where customers can deposit cash or checks directly at the ATM and receive an imaged receipt, using their Frost debit card. All new or relocated financial centers we opened in 2011 have Smart ATMs, and we are working to convert some of our existing ATMs to this newer technology. By year-end, we had eight of these Smart ATMs installed in Dallas, Austin and Houston, with plans to install 17 more in 2012.

Even as use of our online banking platform increases, Frost continues to expand our physical presence in key markets. We're strategically allocating resources to help us better serve customers and achieve our business goals. In 2011, we built six new financial centers in the Houston, Austin and Dallas regions. In Houston, we opened three centers in well-established communities, focusing on our consumer strategy to serve individuals across banking, investments and insurance. Our financial center in Rice Village in the West University area of Houston is a stand-alone, two-story facility with a motor bank. Town and Country and River Oaks, both in west Houston, are located in shopping centers with walk-up Smart ATMs. All three new facilities in Houston offer a community room, which we make available to nonprofits and other local organizations in the area. During the year, we also closed two locations

"AT FROST, WE ARE BUILDING A FRAMEWORK OF LEADERSHIP FOR THE FUTURE."

in Houston—Woodway and Greenbriar—that had limited parking or lacked a motor bank. In Austin, we opened a financial center in Tarrytown, an area west of downtown where our focus is on the consumer, as well as our first location in the city of Cedar Park northwest of Austin, serving consumers and businesses, including the medical community. In the northeast part of the Dallas region, we opened a financial center near Garland, which serves primarily a business and industrial area. As many banks reduce their branch networks, we are building financial centers that are better aligned with the areas they serve, to deliver our value proposition to even more customers who appreciate our way of doing business.

As you know, Frost encompasses three main lines of business—banking, investments and insurance. To reflect the breadth of services we offer under the investment banner, we now call this division Frost Wealth Advisors. The new name better describes our approach, leading as a trusted wealth advisor, rather than offering products. Frost Wealth Advisors gives customers a consistent Frost experience and meaningful advice to match individual needs. Rolling up under Frost Wealth Advisors are trust, brokerage, retirement services, investments and investment advisor services. Trust assets reached $25.3 billion in 2011, with trust income increasing $4.8 million to $73.2 million compared to 2010. Our registered investment advisor, Frost Investment Advisors, added two new mutual funds in 2011, the Frost Diversified Strategies Fund and the Frost Natural Resources Fund. The advisor now offers 15 mutual fund strategies that include institutional and retail shares. Total assets under management topped $8 billion for the first time, representing an increase of 11 percent in new and existing asset growth compared to 2010.

Insurance continues to provide a solid source of revenue for our company, with insurance commissions and fee income increasing by 4.5 percent. As we have seen in other lines of business, our calling and team-selling efforts have helped to increase growth of our insurance division by 2.6 percent over 2010. This growth was once again recognized by *Business Insurance* magazine, which ranked Frost Insurance 70th among the top 100 insurance agencies. In addition, a study of banks with insurance operations, the Michael White-Prudential Bank Insurance Fee Income Report, ranked Frost Insurance 13th among the top 20 banks in insurance brokerage fee income. This year Frost Insurance made two acquisitions that broadened and deepened our capabilities. In May 2011, we added Clark Benefit Group, an independent San Antonio-based agency specializing in providing employee benefits to small and mid-size businesses, to expand our benefits offerings. And late in the year, we announced the addition of Stone Partners, Inc., a Houston-based human resource consulting firm that specializes in compensation and benefits, as well as actuarial and outsourcing services. Now called Frost HR Consulting, Stone Partners was a strategic acquisition for Frost, introducing new core services that will allow us to add value to existing business relationships and expand our opportunities. With reform changing the way companies look at health care purchasing, this acquisition gives us the ability to provide a full complement of HR consulting and advisory services.

As the largest correspondent bank in Texas, Frost has more than 100 years of experience in helping other banks with cash letters, check processing and a range of other services. We have correspondent relationships in 75 percent of the 254 counties in Texas, serving 246 of the 593 Texas banks. Although we have no plans to expand our banking operations beyond Texas, the current environment created an opportunity for us to bring our correspondent services to community banks in Arkansas, Kansas and Oklahoma in 2011.

"...WE HAVE EVERYTHING WE NEED TO CONTINUE TO GROW AND DELIVER OUTSTANDING RESULTS."

We are so fortunate to be a Texas company, operating in Texas. We entered the recession later than other states and came out of it earlier. The economy in our home state is growing modestly, but it continues to create jobs at a faster pace than the nation. In fact, Texas created four out of 10 new U.S. jobs since June 2009. The state's business-friendly environment, stable housing markets and job growth place the Texas markets we serve on almost every list of cities coming out of the recession strongly.

We have all the stepping-stones in place on the way to higher profitability. We have been building relationships throughout the recession. Our value proposition is well understood and is resonating with our customers. Our capital is exceptionally strong. We have great people who execute strategically and efficiently. We have an outstanding brand and reputation. Loans aren't where we would like them to be, but when confidence returns and we are able to take all the liquidity customers have been bringing into the company and use it to grow loans, we will greatly improve our company's operating leverage.

As you may know, Frost Bank has been a nationally chartered financial institution since 1899, a status that has served us well for over a century. Since Congress passed Dodd-Frank in 2010, we have been evaluating whether maintaining a national charter was still in the best interest of our company and our stakeholders. Dodd-Frank complicated the regulatory process to the extent that we decided we wanted to be in closer proximity to our regulators. Early in 2012, Frost Bank filed an application with the Texas Department of Banking to change our charter from a national bank to a state bank. At the same time, we notified the Federal Reserve Bank of Dallas of our intention to become a state-chartered member bank. When this process is completed by July 1, our new regulators will be the Texas Department of Banking in Austin and the Federal Reserve Bank of Dallas, rather than the Office of the Comptroller of the Currency (OCC). Regulatory decisions will be made in Texas by people who know our markets, not in Washington, and we expect closer communication with our regulators. We have had a good relationship with the OCC for the last 113 years, but believe this is the right move for our company at this time. Under Dodd-Frank, as a bank whose assets are above the $10 billion threshold, we are now subject to supervision by the new Consumer Financial Protection Bureau. The charter change means we will be regulated by only two federal agencies, plus the state. What won't change is how we operate and manage this company as one of the best banks in the United States. We will continue to provide outstanding service to customers and deliver superior performance and dividends to our shareholders. Customers will still receive full FDIC protection on deposits. We believe this move will simplify the regulation process for us and bring us closer to our Texas roots.

As we begin our 145th year, I am very optimistic about the long-term future of Cullen/Frost. Building on our solid foundation, we have everything we need to continue to grow and deliver outstanding results. We have demonstrated solid and consistent performance in all market cycles and have continued not only paying a dividend, but increasing it annually for 17 consecutive years. When you've been in business for more than a century, you know that success is a journey. We will continue to build on the strength of this company as we move forward.

I extend my heartfelt thanks to our superb employees who are making a difference every day, bringing the Frost culture to life, and helping customers and prospects understand the Frost difference.

To the Cullen/Frost board of directors, I am grateful for the perspective and depth you bring to this company, and for your steadfast dedication, support and wise counsel. And to our shareholders, my deepest appreciation for your confidence in me and my executive team. We are committed to operating this company prudently, so that we can continue to earn your trust and deliver outstanding results.

SINCERELY,

Dick Evans

DICK EVANS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

THE BOARD OF DIRECTORS

OF CULLEN/FROST BANKERS, INC. AND THE FROST NATIONAL BANK

R. DENNY ALEXANDER
Owner
R. Denny Alexander & Company

CARLOS ALVAREZ
Chairman and Chief Executive Officer
The Gambrinus Company

ROYCE S. CALDWELL[1,2]
Retired
AT&T Inc.

CRAWFORD H. EDWARDS
President
Cassco Land Co., Inc.

RUBEN M. ESCOBEDO[3]
Retired
Ruben Escobedo & Co., CPA

DICK EVANS[4]
Chairman and Chief Executive Officer
Cullen/Frost Bankers, Inc.

PAT FROST
President
Frost Bank

DAVID J. HAEMISEGGER
President
NorthPark Management Company

KAREN E. JENNINGS
Retired
AT&T Inc.

RICHARD M. KLEBERG, III
Investments

CHARLES W. MATTHEWS
Retired
Exxon Mobil Corporation

IDA CLEMENT STEEN[5]
Investments

HORACE WILKINS, JR.[6]
Retired
AT&T Inc.

TOM FROST
Chairman Emeritus

SENIOR OFFICERS

DICK EVANS · Chairman and Chief Executive Officer

DAVE BECK
President
Chief Business Banking Officer

BOBBY BERMAN
Group Executive Vice President
E-Commerce Operations
Research and Strategy

PAUL BRACHER
President
State Regions

PAT FROST
President
Frost Bank

PHILLIP D. GREEN
Group Executive Vice President
and Chief Financial Officer

RICHARD KARDYS
Group Executive Vice President
Frost Wealth Advisors

STAN McCORMICK
Executive Vice President
Corporate Counsel and
Corporate Secretary

PAUL OLIVIER
Group Executive Vice President
and Chief Consumer Banking Officer

BILL PEROTTI
Group Executive Vice President
Chief Credit Officer
and Chief Risk Officer

EMILY SKILLMAN
Group Executive Vice President
Human Resources

1. Chair, Compensation & Benefits Committee — 2. Chair, Corporate Governance & Nominating Committee — 3. Chair, Audit Committee
4. Chair, Strategic Planning Committee — 5. Chair, Trust Committee (Frost Bank) — 6. Chair, Directors Risk Committee (Frost Bank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: **December 31, 2011**

Or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number: **001-13221**

CULLEN/FROST BANKERS, INC.

(Exact name of registrant as specified in its charter)

Texas	**74-1751768**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 W. Houston Street, San Antonio, Texas	**78205**
(Address of principal executive offices)	(Zip code)

(210) 220-4011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value,	**The New York Stock Exchange, Inc.**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [**X**] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [**X**] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [**X**] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [**X**]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes [ ] No [**X**]

As of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by non-affiliates, based upon the closing price per share of the registrant's common stock as reported on The New York Stock Exchange, Inc., was approximately $3.3 billion.

As of January 23, 2012, there were 61,281,714 shares of the registrant's common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2012 Annual Meeting of Shareholders of Cullen/Frost Bankers, Inc. to be held on April 26, 2012 are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

CULLEN/FROST BANKERS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	22
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	31
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6.	Selected Financial Data	35
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	38
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	78
Item 8.	Financial Statements and Supplementary Data	80
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	146
Item 9A.	Controls and Procedures	146
Item 9B.	Other Information	147
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	148
Item 11.	Executive Compensation	148
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	148
Item 13.	Certain Relationships and Related Transactions, and Director Independence	148
Item 14.	Principal Accounting Fees and Services	148
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	149
SIGNATURES		151

PART I

ITEM 1. BUSINESS

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

The Corporation

Cullen/Frost Bankers, Inc. ("Cullen/Frost"), a Texas business corporation incorporated in 1977, is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries (collectively referred to as the "Corporation"), a broad array of products and services throughout numerous Texas markets. The Corporation offers commercial and consumer banking services, as well as trust and investment management, mutual funds, Section 1031 property exchange services, investment banking, insurance, brokerage, leasing, asset-based lending, treasury management and item processing services. At December 31, 2011, Cullen/Frost had consolidated total assets of $20.3 billion and was one of the largest independent bank holding companies headquartered in the State of Texas.

The Corporation's philosophy is to grow and prosper, building long-term relationships based on top quality service, high ethical standards, and safe, sound assets. The Corporation operates as a locally oriented, community-based financial services organization, augmented by experienced, centralized support in select critical areas. The Corporation's local market orientation is reflected in its regional management and regional advisory boards, which are comprised of local business persons, professionals and other community representatives that assist the Corporation's regional management in responding to local banking needs. Despite this local market, community-based focus, the Corporation offers many of the products available at much larger money-center financial institutions.

The Corporation serves a wide variety of industries including, among others, energy, manufacturing, services, construction, retail, telecommunications, healthcare, military and transportation. The Corporation's customer base is similarly diverse. The Corporation is not dependent upon any single industry or customer.

The Corporation's operating objectives include expansion, diversification within its markets, growth of its fee-based income, and growth internally and through acquisitions of financial institutions, branches and financial services businesses. The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. During 2011, the Corporation announced the planned acquisition of Stone Partners, Inc., a Houston-based human resources consulting firm that specializes in compensation, benefits and outsourcing services. The acquisition became effective in January 2012. The Corporation acquired an insurance agency in the San Antonio market area during 2011 while the Corporation did not make any acquisitions during 2010 and acquired insurance agencies in both the Dallas and San Marcos market areas during 2009. None of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

Although Cullen/Frost is a corporate entity, legally separate and distinct from its affiliates, bank holding companies such as Cullen/Frost are generally required to act as a source of financial strength for their subsidiary banks. The principal source of Cullen/Frost's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which these subsidiaries can pay dividends or otherwise supply funds to Cullen/Frost. See the section captioned "Supervision and Regulation" for further discussion of these matters.

Cullen/Frost's executive offices are located at 100 W. Houston Street, San Antonio, Texas 78205, and its telephone number is (210) 220-4011.

Subsidiaries of Cullen/Frost

The New Galveston Company

Incorporated under the laws of Delaware, The New Galveston Company is a wholly owned second-tier financial holding company and bank holding company, which directly owns all of Cullen/Frost's banking and non-banking subsidiaries with the exception of Cullen/Frost Capital Trust II.

Cullen/Frost Capital Trust II

Cullen/Frost Capital Trust II ("Trust II") is a Delaware statutory business trust formed in 2004 for the purpose of issuing $120.0 million in trust preferred securities and lending the proceeds to Cullen/Frost. Cullen/Frost guarantees, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

Trust II is a variable interest entity for which the Corporation is not the primary beneficiary. As such, the accounts of Trust II are not included in the Corporation's consolidated financial statements. See the Corporation's accounting policy related to consolidation in Note 1 - Summary of Significant Accounting Policies in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which is located elsewhere in this report.

Although the accounts of Trust II are not included in the Corporation's consolidated financial statements, the $120.0 million in trust preferred securities issued by Trust II are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes. The aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies, including Cullen/Frost's, is limited to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The quantitative limits do not currently preclude the Corporation from including the $120.0 million in trust preferred securities in Tier 1 capital. As further discussed below, provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act will apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require the Corporation to deduct, over three years beginning January 1, 2013, all trust preferred securities from the Corporation's Tier 1 capital.

The Frost National Bank

The Frost National Bank ("Frost Bank") is primarily engaged in the business of commercial and consumer banking through more than 115 financial centers across Texas in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. Frost Bank was chartered as a national banking association in 1899, but its origin can be traced to a mercantile partnership organized in 1868. At December 31, 2011, Frost Bank had consolidated total assets of $20.3 billion and total deposits of $16.8 billion and was one of the largest commercial banks headquartered in the State of Texas.

Significant services offered by Frost Bank include:

- *Commercial Banking.* Frost Bank provides commercial banking services to corporations and other business clients. Loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties and to a lesser extent, financing for interim construction related to industrial and commercial properties, financing for equipment, inventories and accounts receivable, and acquisition financing, as well as commercial leasing and treasury management services.

- *Consumer Services.* Frost Bank provides a full range of consumer banking services, including checking accounts, savings programs, automated teller machines, overdraft facilities, installment and real estate loans, home equity loans and lines of credit, drive-in and night deposit services, safe deposit facilities, and brokerage services.

- *International Banking.* Frost Bank provides international banking services to customers residing in or dealing with businesses located in Mexico. These services consist of accepting deposits (generally only in U.S. dollars), making loans (in U.S. dollars only), issuing letters of credit, handling foreign collections, transmitting funds, and to a limited extent, dealing in foreign exchange.

- *Correspondent Banking.* Frost Bank acts as correspondent for approximately 316 financial institutions, which are primarily banks in Texas. These banks maintain deposits with Frost Bank, which offers them a full range of services including check clearing, transfer of funds, fixed income security services, and securities custody and clearance services.

- *Trust Services.* Frost Bank provides a wide range of trust, investment, agency and custodial services for individual and corporate clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans and charitable foundations. At December 31, 2011, the estimated fair value of trust assets was $25.2 billion, including managed assets of $10.3 billion and custody assets of $14.9 billion.

- *Capital Markets - Fixed-Income Services.* Frost Bank's Capital Markets Division was formed to meet the transaction needs of fixed-income institutional investors. Services include sales and trading, new issue underwriting, money market trading, and securities safekeeping and clearance.

Frost Insurance Agency, Inc.

Frost Insurance Agency, Inc. is a wholly owned subsidiary of Frost Bank that provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty insurance products, as well as group health and life insurance products.

Frost Brokerage Services, Inc.

Frost Brokerage Services, Inc. ("FBS") is a wholly owned subsidiary of Frost Bank that provides brokerage services and performs other transactions or operations related to the sale and purchase of securities of all types. FBS is registered as a fully disclosed introducing broker-dealer under the Securities Exchange Act of 1934 and, as such, does not hold any customer accounts.

Frost Premium Finance Corporation

Frost Premium Finance Corporation is a wholly owned subsidiary of Frost Bank that makes loans to qualified borrowers for the purpose of financing their purchase of property and casualty insurance.

Frost Investment Advisors, LLC

Frost Investment Advisors is a registered investment advisor entity and a wholly owned subsidiary of Frost Bank that provides investors access to various Frost-managed mutual funds.

Frost 1031 Exchange, LLC

Frost 1031 Exchange is a wholly owned subsidiary of Frost Bank that assists customers in structuring the exchange of property such that the transactions result in a tax-deferred exchange in compliance with Section 1031 of the Internal Revenue Code.

Frost Securities, Inc.

Frost Securities, Inc. is a wholly owned subsidiary of The New Galveston Company that provides advisory and private equity services to middle market companies in Texas.

Main Plaza Corporation

Main Plaza Corporation is a wholly owned non-banking subsidiary of The New Galveston Company that occasionally makes loans to qualified borrowers. Loans are funded with current cash or borrowings against internal credit lines.

Other Subsidiaries

Cullen/Frost has various other subsidiaries that are not significant to the consolidated entity.

Operating Segments

Cullen/Frost's operations are managed along two reportable operating segments consisting of Banking and Frost Wealth Advisors (formerly Financial Management Group, or "FMG"). See the sections captioned "Results of Segment Operations" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 17 - Operating Segments in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Competition

There is significant competition among commercial banks in the Corporation's market areas. In addition, the Corporation also competes with other providers of financial services, such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, insurance agencies, commercial finance and leasing companies, full service brokerage firms and discount brokerage firms. Some of the Corporation's competitors have greater resources and, as such, may have higher lending limits and may offer other services that are not provided by the Corporation. The Corporation generally competes on the basis of customer service and responsiveness to customer needs, available loan and deposit products, the rates of interest charged on loans, the rates of interest paid for funds, and the availability and pricing of trust, brokerage and insurance services.

Supervision and Regulation

Cullen/Frost, Frost Bank and many of its non-banking subsidiaries are subject to extensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of shareholders and creditors.

Significant elements of the laws and regulations applicable to Cullen/Frost and its subsidiaries are described below. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost and its subsidiaries could have a material effect on the business of the Corporation.

Regulatory Reforms

The events of the past few years have led to numerous new laws in the United States and internationally for financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act" or "Dodd-Frank"), which was enacted in July 2010, significantly restructures the financial regulatory regime in the United States. Although the Dodd-Frank Act's provisions that have received the most public attention generally have been those applying to or more likely to affect larger institutions, it contains numerous other provisions that will affect all bank holding companies and banks, including the Corporation and Frost Bank. Among other provisions affecting the Corporation's businesses (some of which are discussed in more detail below):

- Dodd-Frank changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminated the ceiling and the size of the Deposit Insurance Fund (the "DIF"), and increased the floor applicable to the size of the DIF.

- Dodd-Frank repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

- Dodd-Frank centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau ("CFPB"), and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws.

- Dodd-Frank provided that debit card interchange fees must be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. This provision is known as the "Durbin Amendment." In June 2011, the Board of Governors of the Federal Reserve System ("Federal Reserve Board") adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements certain fraud-prevention standards. See further discussion regarding the impact of the Durbin Amendment on the Corporation's 2011 financial statements in the sections captioned "Service Charges on Deposit Accounts" and "Other Non-Interest Income" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations elsewhere in this report.

- Dodd-Frank authorized the Federal Reserve Board to adopt enhanced supervision and prudential standards for, among others, bank holding companies with total consolidated assets of $50 billion or more (often referred to as "systemically important financial institutions" or "SIFI"), and authorized the Federal Reserve Board to establish such standards either on its own or upon the recommendations of the Financial Stability Oversight Council ("FSOC"), a new systemic risk oversight body created by Dodd-Frank. In December 2011, the Federal Reserve Board issued for public comment a notice of proposed rulemaking establishing enhanced prudential standards responsive to these provisions for (i) risk-based capital requirements and leverage limits, (ii) stress testing of capital, (iii) liquidity requirements (iv) overall risk management requirements (v) resolution plan and credit exposure reporting and (vi) concentration/credit exposure limits. Comments on these proposed rules (the "Proposed SIFI Rules"), are due by March 31, 2012. The Proposed SIFI Rules address a wide, diverse array of regulatory areas, each of which is highly complex. Most of the Proposed SIFI Rules will not apply to the Corporation for so long as its total consolidated assets remain below $50 billion. However, if organic growth or growth through acquisitions causes the Corporation to have total consolidated assets of $50 billion or more, these rules will apply. Two aspects of the Proposed SIFI Rules - requirements for annual stress testing of capital under one base and two stress scenarios and certain corporate governance provisions requiring, among other things, that each bank holding company establish a risk committee of its board of directors and that that committee include a "risk expert" - apply to bank holding companies with total consolidated assets of $10 billion or more, including the Corporation.

The implications of the Dodd-Frank Act for the Corporation's businesses will depend to a large extent on the manner in which rules adopted pursuant to the Dodd-Frank Act are implemented by the primary U.S. financial regulatory agencies as well as potential changes in market practices and structures in response to the requirements of the Dodd-Frank Act. The Corporation continues to analyze the impact of rules adopted under Dodd-Frank, including the Proposed SIFI Rules, on the Corporation's businesses. However, the full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules, are finalized and their combined impacts can be understood.

The Basel Committee on Banking Supervision (the "Basel Committee") released in December 2010 revised final frameworks for the regulation of capital and liquidity of internationally active banking organizations. These new frameworks are generally referred to as "Basel III". Although the U.S. banking agencies have not yet published a notice of proposed rulemaking to implement Basel III in the United States, they are likely to do so (at least with respect to the Basel III capital framework) during the first half of 2012. The Corporation anticipates that the Basel III capital framework as adopted in the United States will apply to the Corporation and will establish substantially higher capital requirements than currently apply. The application of the Basel III liquidity framework to bank holding companies with less than $50 billion of total consolidated assets is less certain. See the sections captioned "Capital Requirements" and "Liquidity Requirements" below.

Regulatory Agencies

Cullen/Frost is a legal entity separate and distinct from Frost Bank and its other subsidiaries. As a financial holding company and a bank holding company, Cullen/Frost is regulated under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and its subsidiaries are subject to inspection, examination and supervision by the Federal Reserve Board. The BHC Act provides generally for "umbrella" regulation of financial holding companies such as Cullen/Frost by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators. Cullen/Frost is also under the jurisdiction of the Securities and Exchange Commission ("SEC") and is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Cullen/Frost's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "CFR," and is subject to the rules of the NYSE for listed companies.

Frost Bank is organized as a national banking association under the National Bank Act. It is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC").

Many of the Corporation's non-bank subsidiaries also are subject to regulation by the Federal Reserve Board and other federal and state agencies. Frost Securities, Inc. and Frost Brokerage Services, Inc. are regulated by the SEC, the Financial Industry Regulatory Authority ("FINRA") and state securities regulators. Frost Investment Advisors, LLC is subject to the disclosure and regulatory requirements of the Investment Advisors Act of 1940, as administered by the SEC. The Corporation's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other non-bank subsidiaries are subject to both federal and state laws and regulations.

On February 3, 2012, Frost Bank, the sole banking subsidiary of the Corporation, applied to the Texas Department of Banking to become a Texas state chartered bank and notified the Federal Reserve Bank of Dallas of its intention to become a state chartered bank and a member of the Federal Reserve System. If the applications are approved, the Texas Department of Banking and the Federal Reserve Bank of Dallas will become the primary regulators of Frost Bank, and Frost Bank will no longer be regulated by the OCC. Deposits at Frost Bank that are currently insured by the FDIC will continue to be so insured up to applicable limits. As a result of this change, Frost Bank expects to reduce its examination fees by approximately $1.3 million to $1.5 million on an annual basis.

Bank Holding Company Activities

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board), without prior approval of the Federal Reserve Board. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the section captioned "Capital Adequacy and Prompt Corrective Action," included elsewhere in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. The Corporation's financial holding company status will also depend upon it maintaining its status as "well capitalized" and "well managed' under applicable Federal Reserve Board regulations. If a financial holding company ceases to meet these requirements, the Federal Reserve Board may impose corrective capital and/or managerial requirements on the financial holding company and place limitations on its ability to conduct the broader financial activities permissible for financial holding companies. In addition, the Federal Reserve Board may require divestiture of the holding company's depository institutions if the deficiencies persist. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.

In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. See the section captioned "Community Reinvestment Act" included elsewhere in this item.

The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

The Dodd-Frank Act requires the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds), with implementation starting as early as July 2012. The statutory provision is commonly called the "Volcker Rule". In October 2011, federal regulators proposed rules to implement the Volcker Rule that included an extensive request for comments on the proposal, which are due by February 13, 2012. The proposed rules are highly complex, and many aspects of their application remain uncertain. Based on the proposed rules, the Corporation does not currently anticipate that the Volcker Rule will have a material effect on the operations of Cullen/Frost and its subsidiaries, as the Corporation does not engage in the businesses prohibited by the Volcker Rule. The Corporation may incur costs if it is required to adopt additional policies and systems to ensure compliance with the Volcker Rule, but any such costs are not expected to be material. Until a final rule is adopted, the precise financial impact of the rule on the Corporation, its customers or the financial industry more generally, cannot be determined.

The BHC Act, the Bank Merger Act, the Texas Banking Code and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the OCC or other appropriate federal bank regulatory authority is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (see the section captioned "Community Reinvestment Act" included elsewhere in this item) and fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

Dividends

The principal source of Cullen/Frost's liquidity is dividends from Frost Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year would exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits national banks from paying dividends that would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance for loan losses. Under the foregoing dividend restrictions, and while maintaining its "well capitalized" status, Frost Bank could pay aggregate dividends of approximately $299.8 million to Cullen/Frost, without obtaining affirmative governmental approvals, at December 31, 2011. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods.

In addition, Cullen/Frost and Frost Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have stated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Under rules adopted by the Federal Reserve Board in November 2011, known as the Comprehensive Capital Analysis and Review ("CCAR") Rules, bank holding companies with $50 billion or more of total consolidated assets are required to submit annual capital plans to the Federal Reserve Board and generally may pay dividends and repurchase stock only under a capital plan as to which the Federal Reserve Board has not objected. The CCAR rules will not apply to the Corporation for so long as the Corporation's total consolidated assets remain below $50 billion. However, it is anticipated that the Corporation's capital ratios reflected in the stress test calculations required of the Corporation under the Proposed SIFI Rules (described above under "Regulatory Reforms") will be an important factor considered by the Federal Reserve Board in evaluating whether proposed payments of dividends or stock repurchases may be an unsafe or unsound practice.

Transactions with Affiliates

Transactions between Frost Bank, on the one hand, and Cullen/Frost and its other subsidiaries, on the other hand, are regulated by the Federal Reserve Board. These regulations limit the types and amounts of transactions (including loans due and extensions of credit from the U.S. bank subsidiaries) that may take place and generally require those transactions to be on an arm's-length basis. In general, these regulations require that any "covered transaction" by Frost Bank (or its subsidiaries) with an affiliate must be secured by designated amounts of specified collateral and must be limited, as to any one of Cullen/Frost or its non-bank subsidiaries, to 10% of Frost Bank's capital stock and surplus, and, as to Cullen/Frost and all such non-bank subsidiaries in the aggregate, to 20% of Frost Bank's capital stock and surplus. The Dodd-Frank Act significantly expanded the coverage and scope of the limitations on affiliate transactions within a banking organization including, for example, the requirement that the 10% of capital limit on covered transactions apply to financial subsidiaries. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, certain derivative transactions that create a credit exposure to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

Source of Strength Doctrine

Federal Reserve Board policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Cullen/Frost is expected to commit resources to support Frost Bank, including at times when Cullen/Frost may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

In addition, under the National Bank Act, if the capital stock of Frost Bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon Cullen/Frost. If the assessment is not paid within three months, the OCC could order a sale of the Frost Bank stock held by Cullen/Frost to make good the deficiency.

Capital Requirements

As a bank holding company, Cullen/Frost is subject to consolidated regulatory capital requirements administered by the Federal Reserve Board. Frost Bank is subject to similar capital requirements administered by the OCC. The federal regulatory authorities' risk-based capital guidelines are based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments. Under the requirements, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets (including certain off-balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization's assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of two tiers, depending on type:

- *Core Capital (Tier 1).* Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, minority interests in equity accounts of consolidated subsidiaries (and, under existing standards, a limited amount of qualifying trust preferred securities and qualifying cumulative perpetual preferred stock at the holing company level), less goodwill, most intangible assets and certain other assets.

- *Supplementary Capital (Tier 2).* Tier 2 capital includes, among other things, perpetual preferred stock and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt, and allowances for loan and lease losses, subject to limitations.

The Dodd-Frank Act applies the same leverage and risk-based capital requirements that apply to insured depository institutions to bank holding companies such as the Corporation, which, among other things as applied to the Corporation, going forward will preclude the Corporation from including in Tier 1 capital trust preferred securities or cumulative preferred stock, if any, issued on or after May 19, 2010 and to deduct, over three years beginning January 1, 2013, all trust preferred securities from the Corporation's Tier 1 capital.

Cullen/Frost, like other bank holding companies, currently is required to maintain Tier 1 capital and "total capital" (the sum of Tier 1 and Tier 2 capital) equal to at least 4.0% and 8.0%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as letters of credit). Frost Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.0% and 10.0% on a risk-adjusted basis, respectively.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). The requirements necessitate a minimum leverage ratio of 3.0% for bank holding companies and national banks that either have the highest supervisory rating or have implemented the appropriate federal regulatory authority's risk-adjusted measure for market risk. All other bank holding companies and national banks are required to maintain a minimum leverage ratio of 4.0%, unless a different minimum is specified by an appropriate regulatory authority. In addition, for a depository institution to be considered "well capitalized" under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%. The Federal Reserve Board has not advised Cullen/Frost, and the OCC has not advised Frost Bank, of any specific minimum leverage ratio applicable to either entity.

In 2004, the Basel Committee published a new capital accord ("Basel II") to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk – an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures. Basel II applies to bank holding companies and banks having $250 billion or more in total consolidated assets or $10 billion or more of foreign exposures (referred to as "core" banks) and, accordingly, currently does not apply either to the Corporation or Frost Bank.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure called "Common Equity Tier 1" ("CET1"), (ii) specifies that Tier 1 capital consist of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased in on January 1, 2019, Basel III will require banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when bank regulatory agencies determine that excess aggregate credit growth has become associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the Basel III capital framework will commence on January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios:

- 3.5% CET1 to risk-weighted assets.
- 4.5% Tier 1 capital to risk-weighted assets.
- 8.0% Total capital to risk-weighted assets.

Management believes, as of December 31, 2011, that Cullen/Frost and Frost Bank would meet all capital adequacy requirements under the Basel III capital framework on a fully phased-in basis if such requirements were currently effective.

The Basel III final framework provides for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Under current capital standards, the effects of accumulated other comprehensive income items included in capital are excluded for the purposes of determining regulatory capital ratios. Under the Basel III capital framework, the effects of accumulated other comprehensive items are not excluded, which could result in significant variations in level of capital depending upon the impact of interest rate fluctuations on the fair value of the Corporation's securities portfolio.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The timing for the federal banking agencies' publication of proposed rules to implement the Basel III capital framework and the implementation schedule is uncertain, but the federal banking agencies have indicated informally that rules implementing the Basel III capital framework will be published for comment during the first half of 2012. The rules ultimately adopted and made applicable to the Corporation may be different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Corporation's net income and return on equity.

The Proposed SIFI Rules discussed above would require bank holding companies, such as the Corporation, with $10 billion or more but less than $50 billion in assets to perform internal annual stress tests to assess the potential impact on earnings and capital, taking into account the current condition of the company and its risks, exposures, business strategies and activities.

Liquidity Requirements

Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. One test, referred to as the liquidity coverage ratio ("LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incent banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The Basel III liquidity framework contemplates that the LCR will be subject to an observation period continuing through mid-2013 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard on January 1, 2015. Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by January 1, 2018. These new standards are subject to further rulemaking and their terms may well change before implementation.

Prompt Corrective Action

The Federal Deposit Insurance Act, as amended ("FDIA"), requires among other things, the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

A bank will be (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

Cullen/Frost believes that, as of December 31, 2011, its bank subsidiary, Frost Bank, was "well capitalized" based on the aforementioned ratios. For further information regarding the capital ratios and leverage ratio of Cullen/Frost and Frost Bank see the discussion under the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 10 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, elsewhere in this report.

Deposit Insurance

Substantially all of the deposits of Frost Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. On April 1, 2011, the deposit insurance assessment base changed from total domestic deposits to average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act. Additionally, the deposit insurance assessment system was revised to create a two scorecard system, one for most large institutions, including Frost Bank, that have more than $10 billion in assets and another for "highly complex" institutions that have over $50 billion in assets and are fully owned by a parent with over $500 billion in assets. Each scorecard has a performance score and a loss-severity score that is combined to produce a total score, which is then translated into an initial assessment rate. In calculating these scores, the FDIC utilizes a bank's capital level and supervisory ratings (it's "CAMELS ratings"), certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The use of risk categories and long-term debt issuer ratings was eliminated. The FDIC has the ability to make discretionary adjustments to the total score, up or down, by a maximum of 15 points, based upon significant risk factors that are not adequately captured in the scorecard. The total score is constrained to be between 30 and 90 and translates to an initial base assessment rate on a non-linear, sharply-increasing scale.

For large institutions, including Frost Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis (basis points representing cents per $100). After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. The potential adjustments to an institution's initial base assessment rate include (i) a potential decrease of up to 5 basis points for certain long-term unsecured debt ("unsecured debt adjustment") and (ii) (except for well-capitalized institutions with a CAMELS rating of 1 or 2) a potential increase of up to 10 basis points for brokered deposits in excess of 10% of domestic deposits ("brokered deposit adjustment"). As the DIF reserve ratio grows, the rate schedule will be adjusted downward. Additionally, the rule includes a new adjustment for depository institution debt whereby an institution will pay an additional premium equal to 50 basis points on every dollar (above 3% of an institution's Tier 1 capital) of long-term, unsecured debt held that was issued by another insured depository institution (excluding debt guaranteed under the TLGP).

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As of December 31, 2011, $32.2 million in pre-paid deposit insurance is included in accrued interest receivable and other assets in the accompanying consolidated balance sheet.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. At least semi-annually, the FDIC will update its loss and income projections for the fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking if required.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest-bearing transaction accounts. The separate coverage for non-interest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

FDIC insurance expense totaled $12.7 million, $20.5 million and $25.8 million in 2011, 2010 and 2009, respectively. FDIC insurance expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Safety and Soundness Standards

The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDIA. See "Prompt Corrective Action" above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Consumer Financial Protection Bureau Supervision

In July 2011, Frost Bank was notified that it will be supervised by the CFPB for certain consumer protection purposes. The CFPB will focus on:

- Risks to consumers and compliance with the federal consumer financial laws, when it evaluates the policies and practices of a financial institution.
- The markets in which firms operate and risks to consumers posed by activities in those markets.
- Depository institutions that offer a wide variety of consumer financial products and services; depository institutions with a more specialized focus.
- Non-depository companies that offer one or more consumer financial products or services.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions

FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, Frost Bank is the only insured depository institution controlled by Cullen/Frost for this purpose. However, if Cullen/Frost were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a financial holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering approval of a proposed transaction. Frost Bank received a rating of "satisfactory" in its most recent CRA examination.

Financial Privacy

The federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as Cullen/Frost's bank and broker-dealer subsidiaries. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Incentive Compensation

The Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as the Corporation and Frost Bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011, which may become effective before the end of 2012. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which the Corporation may structure compensation for its executives.

In June 2010, the Federal Reserve Board, OCC and FDIC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, discussed above.

The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Legislative and Regulatory Initiatives

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Corporation in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Corporation cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Corporation. A change in statutes, regulations or regulatory policies applicable to Cullen/Frost or any of its subsidiaries could have a material effect on the business of the Corporation.

Employees

At December 31, 2011, the Corporation employed 3,848 full-time equivalent employees. None of the Corporation's employees are represented by collective bargaining agreements. The Corporation believes its employee relations to be good.

Executive Officers of the Registrant

The names, ages as of December 31, 2011, recent business experience and positions or offices held by each of the executive officers of Cullen/Frost are as follows:

Name and Position Held	Age	Recent Business Experience
Richard W. Evans, Jr. Chairman of the Board, Chief Executive Officer and Director	65	Officer of Frost Bank since 1973. Chairman of the Board and Chief Executive Officer of Cullen/Frost from October 1997 to present.
Patrick B. Frost President of Frost Bank and Director	51	Officer of Frost Bank since 1985. President of Frost Bank from August 1993 to present. Director of Cullen/Frost from May 1997 to present.
Phillip D. Green Group Executive Vice President, Chief Financial Officer	57	Officer of Frost Bank since July 1980. Group Executive Vice President, Chief Financial Officer of Cullen/Frost from October 1995 to present.
David W. Beck President, Chief Business Banking Officer of Frost Bank	61	Officer of Frost Bank since July 1973. President, Chief Business Banking Officer of Frost Bank from February 2001 to present.
Robert A. Berman Group Executive Vice President, Internet Financial Services of Frost Bank	49	Officer of Frost Bank since January 1989. Group Executive Vice President, Internet Financial Services of Frost Bank from May 2001 to present.
Paul H. Bracher President, State Regions of Frost Bank	55	Officer of Frost Bank since January 1982. President, State Regions of Frost Bank from February 2001 to present.
Richard Kardys Group Executive Vice President, Executive Trust Officer of Frost Bank	65	Officer of Frost Bank since January 1977. Group Executive Vice President, Executive Trust Officer of Frost Bank from May 2001 to present.
Paul J. Olivier Group Executive Vice President, Consumer Banking of Frost Bank	59	Officer of Frost Bank since August 1976. Group Executive Vice President, Consumer Banking of Frost Bank from May 2001 to present.
William L. Perotti Group Executive Vice President, Chief Credit Officer and Chief Risk Officer of Frost Bank	54	Officer of Frost Bank since December 1982. Group Executive Vice President, Chief Credit Officer of Frost Bank from May 2001 to present. Chief Risk Officer of Frost Bank from April 2005 to present.
Emily A. Skillman Group Executive Vice President, Human Resources of Frost Bank	67	Officer of Frost Bank since January 1998. Group Executive Vice President, Human Resources of Frost Bank from October 2003 to present.

There are no arrangements or understandings between any executive officer of Cullen/Frost and any other person pursuant to which such executive officer was or is to be selected as an officer.

Available Information

Under the Securities Exchange Act of 1934, Cullen/Frost is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document Cullen/Frost files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cullen/Frost files electronically with the SEC.

Cullen/Frost makes available, free of charge through its website, its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Additionally, the Corporation has adopted and posted on its website a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. The Corporation's website also includes its corporate governance guidelines and the charters for its audit committee, its compensation and benefits committee, and its corporate governance and nominating committee. The address for the Corporation's website is http://www.frostbank.com. The Corporation will provide a printed copy of any of the aforementioned documents to any requesting shareholder.

ITEM 1A. RISK FACTORS

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation's Business May Be Adversely Affected By Conditions In The Financial Markets and Economic Conditions Generally

From December 2007 through June 2009, the U.S. economy was in recession. Business activity across a wide range of industries and regions in the U. S. was greatly reduced. Although economic conditions have improved, certain sectors, such as real estate and manufacturing, remain weak and unemployment remains high. Local governments and many businesses are still in serious difficulty due to lower consumer spending and decreased liquidity in the credit markets.

Market conditions also led to the failure or merger of several prominent financial institutions and numerous regional and community-based financial institutions. These failures, as well as projected future failures, have had a significant negative impact on the capitalization level of the deposit insurance fund of the FDIC, which, in turn, has led to a significant increase in deposit insurance premiums paid by financial institutions.

The Corporation's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services the Corporation offers, is highly dependent upon on the business environment in the markets where the Corporation operates, in the State of Texas and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment, natural disasters; or a combination of these or other factors.

Concerns about the European Union's sovereign debt crisis have also caused uncertainty for financial markets globally. Such risks could indirectly affect the Corporation by affecting its hedging or other counterparties, as well as the Corporation's customers with European businesses or assets denominated in the euro or companies in the Corporation's market with European businesses or affiliates.

Overall, during 2011, the business environment has been adverse for many households and businesses in the United States and worldwide. While economic conditions in the State of Texas, the United States and worldwide have improved since the recession, there can be no assurance that this improvement will continue. Such conditions could adversely affect the credit quality of the Corporation's loans, results of operations and financial condition.

The Corporation Is Subject To Lending Risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the State of Texas and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2011, approximately 87% of the Corporation's loan portfolio consisted of commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial, construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Loans" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to commercial and industrial, construction and commercial real estate loans.

The Corporation Is Subject To Interest Rate Risk

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies, including the use of derivatives as hedging instruments, to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Net Interest Income" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's management of interest rate risk.

The Corporation's Allowance For Loan Losses May Be Insufficient

The Corporation maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires the Corporation to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Corporation's control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Corporation's allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if charge-offs in future periods exceed the allowance for loan losses, the Corporation will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on the Corporation's financial condition and results of operations. See the section captioned "Allowance for Loan Losses" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this report for further discussion related to the Corporation's process for determining the appropriate level of the allowance for loan losses.

The Corporation's Profitability Depends Significantly On Economic Conditions In The State Of Texas

The Corporation's success depends primarily on the general economic conditions of the State of Texas and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers across Texas through financial centers in the Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio regions. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. Moreover, approximately 97% of securities in the Corporation's municipal bond portfolio were issued by political subdivisions or agencies within the State of Texas. A significant decline in general economic conditions in Texas, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism, outbreak of hostilities or other international or domestic occurrences or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation May Be Adversely Affected By The Soundness Of Other Financial Institutions

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Corporation has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Corporation to credit risk in the event of a default by a counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by the Corporation cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Corporation. Any such losses could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Operates In A Highly Competitive Industry and Market Area

The Corporation faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets where the Corporation operates. The Corporation also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of the Corporation's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than the Corporation can.

The Corporation's ability to compete successfully depends on a number of factors, including, among other things:

- The ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.
- The ability to expand the Corporation's market position.
- The scope, relevance and pricing of products and services offered to meet customer needs and demands.
- The rate at which the Corporation introduces new products and services relative to its competitors.
- Customer satisfaction with the Corporation's level of service.
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken the Corporation's competitive position, which could adversely affect the Corporation's growth and profitability, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Is Subject To Extensive Government Regulation and Supervision

The Corporation, primarily through Cullen/Frost, Frost Bank and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. Other changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. See the sections captioned "Supervision and Regulation" included in Item 1. Business and Note 10 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

The Recent Repeal of Federal Prohibitions on Payment of Interest on Demand Deposits Could Increase the Corporation's Interest Expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act beginning on July 21, 2011. As a result, some financial institutions have commenced offering interest on demand deposits to compete for customers. The Corporation does not yet know what interest rates other institutions may offer as market interest rates begin to increase. The Corporation's interest expense will increase and its net interest margin will decrease if it begins offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation May Need to Raise Additional Capital in the Future, and Such Capital May Not Be Available When Needed or at All

The Corporation may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, particularly if its asset quality or earnings were to deteriorate significantly. The Corporation's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, and its financial performance. Economic conditions and the loss of confidence in financial institutions may increase the Corporation's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve Board.

The Corporation cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit the Corporation's access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of Frost Bank or counterparties participating in the capital markets, or a downgrade of Cullen/Frost's or Frost Bank's debt ratings, may adversely affect the Corporation's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Corporation needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on the Corporation's businesses, financial condition and results of operations.

The Value of the Corporation's Goodwill and Other Intangible Assets May Decline in the Future.

As of December 31, 2011, the Corporation had $538.7 million of goodwill and other intangible assets. A significant decline in the Corporation's expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of Cullen/Frost's common stock may necessitate taking charges in the future related to the impairment of the Corporation's goodwill and other intangible assets. If the Corporation were to conclude that a future write-down of goodwill and other intangible assets is necessary, the Corporation would record the appropriate charge, which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Controls and Procedures May Fail or Be Circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New Lines of Business or New Products and Services May Subject The Corporation to Additional Risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Cullen/Frost Relies On Dividends From Its Subsidiaries For Most Of Its Revenue

Cullen/Frost is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Cullen/Frost's common stock and interest and principal on Cullen/Frost's debt. Various federal and/or state laws and regulations limit the amount of dividends that Frost Bank and certain non-bank subsidiaries may pay to Cullen/Frost. Also, Cullen/Frost's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Frost Bank is unable to pay dividends to Cullen/Frost, Cullen/Frost may not be able to service debt, pay obligations or pay dividends on the Corporation's common stock. The inability to receive dividends from Frost Bank could have a material adverse effect on the Corporation's business, financial condition and results of operations. See the section captioned "Supervision and Regulation" in Item 1. Business and Note 10—Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, which are located elsewhere in this report.

Potential Acquisitions May Disrupt the Corporation's Business and Dilute Stockholder Value

The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company.
- Exposure to potential asset quality issues of the target company.
- Potential disruption to the Corporation's business.
- Potential diversion of the Corporation's management's time and attention.
- The possible loss of key employees and customers of the target company.
- Difficulty in estimating the value of the target company.
- Potential changes in banking or tax laws or regulations that may affect the target company.

The Corporation regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on the Corporation's financial condition and results of operations.

During 2011, the Corporation announced the planned acquisition of Stone Partners, Inc. a Houston-based human resources consulting firm that specializes in compensation, benefits and outsourcing services. The acquisition became effective in January 2012. The Corporation acquired an insurance agency in the San Antonio market area during 2011 while the Corporation did not make any acquisitions during 2010 and acquired insurance agencies in both the Dallas and San Marcos market areas during 2009. None of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

The Corporation Is Subject To Liquidity Risk.

The Corporation requires liquidity to meet its deposit and debt obligations as they come due. The Corporation's access to funding sources in amounts adequate to finance its activities or on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy generally. Factors that could reduce its access to liquidity sources include a downturn in the Texas market, difficult credit markets or adverse regulatory actions against the Corporation. The Corporation's access to deposits may also be affected by the liquidity needs of its depositors. In particular, a substantial majority of the Corporation's liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial portion of its assets are loans, which cannot be called or sold in the same time frame. Although the Corporation historically has been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future, especially if a large number of its depositors sought to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation May Not Be Able To Attract and Retain Skilled People

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers. The unexpected loss of services of key personnel of the Corporation could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The Corporation's Information Systems May Experience An Interruption Or Breach In Security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation Continually Encounters Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation Is Subject To Claims and Litigation Pertaining To Fiduciary Responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's Operations Rely On Certain External Vendors

The Corporation is reliant upon certain external vendors to provide products and services necessary to maintain day-to-day operations of the Corporation. Accordingly, the Corporation's operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The Corporation maintains a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While the Corporation believes these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to the Corporation's operations, which could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation Is Subject To Environmental Liability Risk Associated With Lending Activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe Weather, Natural Disasters, Acts Of War Or Terrorism and Other External Events Could Significantly Impact The Corporation's Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. In addition, such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the

Corporation to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Financial Services Companies Depend On The Accuracy and Completeness Of Information About Customers And Counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's Stock Price Can Be Volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The Trading Volume In The Corporation's Common Stock Is Less Than That Of Other Larger Financial Services Companies

Although the Corporation's common stock is listed for trading on the New York Stock Exchange (NYSE), the trading volume in its common stock is less than that of other, larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

Cullen/Frost May Not Continue To Pay Dividends On Its Common Stock In The Future

Holders of Cullen/Frost common stock are only entitled to receive such dividends as its board of directors may declare out of funds legally available for such payments. Although Cullen/Frost has historically declared cash dividends on its common stock, it is not required to do so and may reduce or eliminate its common stock dividend in the future. This could adversely affect the market price of Cullen/Frost's common stock. Also, Cullen/Frost is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends.

An Investment In The Corporation's Common Stock Is Not An Insured Deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you could lose some or all of your investment.

Certain Banking Laws May Have An Anti-Takeover Effect

Provisions of federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. These provisions effectively inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The Corporation's headquarters are located in downtown San Antonio, Texas. These facilities, which are owned by the Corporation, house the Corporation's executive and primary administrative offices, as well as the principal banking headquarters of Frost Bank. The Corporation also owns or leases other facilities within its primary market areas in the regions of Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley and San Antonio. The Corporation considers its properties to be suitable and adequate for its present needs.

ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to various claims and legal actions that have arisen in the normal course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market Prices and Dividends

The Corporation's common stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CFR". The tables below set forth for each quarter of 2011 and 2010 the high and low intra-day sales prices per share of Cullen/Frost's common stock and the cash dividends declared per share.

	2011		2010	
Sales Price Per Share	**High**	**Low**	**High**	**Low**
First quarter	$ 62.59	$ 56.75	$ 57.14	$ 49.55
Second quarter	60.58	54.46	60.78	51.39
Third quarter	57.67	44.04	56.65	50.04
Fourth quarter	53.51	43.57	62.13	51.20

Cash Dividends Per Share	**2011**	**2010**
First quarter	$ 0.45	$ 0.43
Second quarter	0.46	0.45
Third quarter	0.46	0.45
Fourth quarter	0.46	0.45
Total	$ 1.83	$ 1.78

As of December 31, 2011, there were 61,263,963 shares of the Corporation's common stock outstanding held by 1,479 holders of record. The closing price per share of common stock on December 30, 2011, the last trading day of the Corporation's fiscal year, was $52.91.

The Corporation's management is currently committed to continuing to pay regular cash dividends; however, there can be no assurance as to future dividends because they are dependent on the Corporation's future earnings, capital requirements and financial condition. See the section captioned "Supervision and Regulation" included in Item 1. Business, the section captioned "Capital and Liquidity" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 10 - Regulatory Matters in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, all of which are included elsewhere in this report.

Stock-Based Compensation Plans

Information regarding stock-based compensation awards outstanding and available for future grants as of December 31, 2011, segregated between stock-based compensation plans approved by shareholders and stock-based compensation plans not approved by shareholders, is presented in the table below. Additional information regarding stock-based compensation plans is presented in Note 11 - Employee Benefit Plans in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data located elsewhere in this report.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Awards	Weighted-Average Exercise Price of Outstanding Awards	Number of Shares Available for Future Grants
Plans approved by shareholders	4,968,822	$ 51.49	1,963,455
Plans not approved by shareholders	-	-	-
Total	4,968,822	$ 51.49	1,963,455

Stock Repurchase Plans

From time to time, the Corporation has maintained several stock repurchase plans authorized by the Corporation's board of directors. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards.

The following table provides information with respect to purchases made by or on behalf of the Corporation or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of the Corporation's common stock during the fourth quarter of 2011.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Plans at the End of the Period
October 1, 2011 to October 31, 2011	7,641[(1)]	$48.65	-	-
November 1, 2011 to November 30, 2011	-		-	-
December 1, 2011 to December 31, 2011	-		-	-
Total	7,641	$48.65	-	-

(1) Represents repurchases made in connection with the vesting of certain share awards.

Performance Graph

The performance graph below compares the cumulative total shareholder return on Cullen/Frost Common Stock with the cumulative total return on the equity securities of companies included in the Standard & Poor's 500 Stock Index and the Standard and Poor's 500 Bank Index, measured at the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2006 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future performance.

Cumulative Total Returns
on $100 Investment Made on December 31, 2006



Cullen/Frost
S&P 500
S&P 500 Banks
140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011

	2006	2007	2008	2009	2010	2011
Cullen/Frost	$ 100.00	$ 93.50	$ 96.49	$ 98.59	$ 124.44	$ 111.48
S&P 500	100.00	105.48	66.52	84.07	96.71	98.76
S&P 500 Banks	100.00	81.22	65.18	61.66	73.91	65.89

ITEM 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from the Corporation's audited financial statements as of and for the five years ended December 31, 2011. The following consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes included elsewhere in this report. All of the Corporation's acquisitions during the five years ended December 31, 2011 were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition. Dollar amounts, except per share data, and common shares outstanding are in thousands.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Consolidated Statements of Income					
Interest income:					
Loans, including fees	$ 397,855	$ 409,651	$ 432,222	$ 504,680	$ 573,039
Securities	218,744	202,713	188,446	167,044	165,517
Interest-bearing deposits	6,357	4,901	2,161	429	396
Federal funds sold and resell agreements	61	74	207	3,498	29,895
Total interest income	623,017	617,339	623,036	675,651	768,847
Interest expense:					
Deposits	22,179	29,973	56,015	104,871	190,237
Federal funds purchased and repurchase agreements	312	437	1,052	12,954	31,951
Junior subordinated deferrable interest debentures	6,783	6,982	7,231	6,972	11,283
Subordinated notes payable and other borrowings	11,967	16,488	22,059	16,829	16,639
Total interest expense	41,241	53,880	86,357	141,626	250,110
Net interest income	581,776	563,459	536,679	534,025	518,737
Provision for loan losses	27,445	43,611	65,392	37,823	14,660
Net interest income after provision for loan losses	554,331	519,848	471,287	496,202	504,077
Non-interest income:					
Trust fees	73,233	68,428	67,268	74,554	70,359
Service charges on deposit accounts	94,367	98,796	102,474	87,566	80,718
Insurance commissions and fees	35,421	34,015	33,096	32,904	30,847
Other charges, commissions and fees	34,005	30,452	27,699	35,557	32,558
Net gain (loss) on securities transactions	6,414	6	(1,260)	(159)	15
Other	46,562	50,336	64,429	56,900	53,734
Total non-interest income	290,002	282,033	293,706	287,322	268,231
Non-interest expense:					
Salaries and wages	252,028	239,589	230,643	225,943	209,982
Employee benefits	52,939	52,352	55,224	47,219	47,095
Net occupancy	46,968	46,166	44,188	40,464	38,824
Furniture and equipment	51,469	47,651	44,223	37,799	32,821
Deposit insurance	12,714	20,451	25,812	4,597	1,220
Intangible amortization	4,387	5,125	6,537	7,906	8,860
Other	137,593	124,207	125,611	122,717	123,644
Total non-interest expense	558,098	535,541	532,238	486,645	462,446
Income before income taxes	286,235	266,340	232,755	296,879	309,862
Income taxes	68,700	57,576	53,721	89,624	97,791
Net income	$ 217,535	$ 208,764	$ 179,034	$ 207,255	$ 212,071

Selected Financial Data (continued)

	As of or for the Year Ended December 31,				
	2011	2010	2009	2008	2007
Per Common Share Data					
Net income - basic	$ 3.55	$ 3.44	$ 3.00	$ 3.51	$ 3.59
Net income - diluted	3.54	3.44	3.00	3.50	3.57
Cash dividends declared and paid	1.83	1.78	1.71	1.66	1.54
Book value	37.27	33.74	31.55	29.68	25.18
Common Shares Outstanding					
Period-end	61,264	61,108	60,038	59,416	58,662
Weighted-average shares - basic	61,101	60,411	59,456	58,846	58,952
Dilutive effect of stock compensation	177	175	58	324	645
Weighted-average shares - diluted	61,278	60,586	59,514	59,170	59,597
Performance Ratios					
Return on average assets	1.17%	1.21%	1.14%	1.51%	1.63%
Return on average equity	10.01	10.30	9.78	13.11	15.20
Net interest income to average earning assets	3.88	4.08	4.23	4.67	4.69
Dividend pay-out ratio	51.58	51.75	57.05	47.36	42.83
Balance Sheet Data					
Period-end:					
Loans	$ 7,995,129	$ 8,117,020	$ 8,367,780	$ 8,844,082	$ 7,769,362
Earning assets	18,497,987	15,806,350	14,437,267	13,001,103	11,556,385
Total assets	20,317,245	17,617,092	16,288,038	15,034,142	13,485,014
Non-interest-bearing demand deposits	6,672,555	5,360,436	4,645,802	4,152,348	3,597,903
Interest-bearing deposits	10,084,193	9,118,906	8,667,508	7,356,589	6,931,770
Total deposits	16,756,748	14,479,342	13,313,310	11,508,937	10,529,673
Long-term debt and other borrowings	223,738	373,757	392,646	392,661	400,323
Shareholders' equity	2,283,537	2,061,680	1,894,424	1,763,527	1,477,088
Average:					
Loans	$ 8,042,968	$ 8,125,150	$ 8,652,563	$ 8,314,265	$ 7,464,140
Earning assets	16,769,028	15,333,348	13,803,919	11,868,262	11,339,876
Total assets	18,568,967	17,186,572	15,701,960	13,684,531	13,041,682
Non-interest-bearing demand deposits	5,738,982	5,023,780	4,258,484	3,614,747	3,524,132
Interest-bearing deposits	9,483,633	9,023,839	8,161,143	6,916,372	6,688,509
Total deposits	15,222,615	14,047,619	12,419,627	10,531,119	10,212,641
Long-term debt and other borrowings	310,870	382,651	576,161	394,763	413,700
Shareholders' equity	2,172,096	2,027,699	1,831,133	1,580,311	1,395,022
Asset Quality					
Allowance for loan losses	$ 110,147	$ 126,316	$ 125,309	$ 110,244	$ 92,339
Allowance for losses to period-end loans	1.38%	1.56%	1.50%	1.25%	1.19%
Net loan charge-offs	$ 43,614	$ 42,604	$ 50,327	$ 19,918	$ 18,406
Net loan charge-offs to average loans	0.54%	0.52%	0.58%	0.24%	0.25%
Non-performing assets	$ 120,946	$ 164,950	$ 180,179	$ 78,040	$ 29,849
Non-performing assets to:					
Total loans plus foreclosed assets	1.51%	2.03%	2.14%	0.88%	0.38%
Total assets	0.60	0.94	1.11	0.52	0.22
Consolidated Capital Ratios					
Tier 1 risk-based capital ratio	14.38%	13.82%	11.91%	10.30%	9.96%
Total risk-based capital ratio	16.24	15.91	14.19	12.58	12.59
Leverage ratio	8.66	8.68	8.50	8.80	8.37
Average shareholders' equity to average total assets	11.70	11.80	11.66	11.55	10.70

The following tables set forth unaudited consolidated selected quarterly statement of operations data for the years ended December 31, 2011 and 2010. Dollar amounts are in thousands, except per share data.

	Year Ended December 31, 2011			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$158,512	$154,779	$156,133	$153,593
Interest expense	8,189	9,418	11,800	11,834
Net interest income	150,323	145,361	144,333	141,759
Provision for loan losses	-	9,010	8,985	9,450
Non-interest income (1)	67,660	79,217	70,792	72,333
Non-interest expense	143,833	137,407	136,797	140,061
Income before income taxes	74,150	78,161	69,343	64,581
Income taxes	18,736	23,654	13,657	12,653
Net income	$ 55,414	$ 54,507	$ 55,686	$ 51,928
Net income per common share:				
Basic	$ 0.90	$ 0.89	$ 0.91	$ 0.85
Diluted	0.90	0.89	0.91	0.85

	Year Ended December 31, 2010			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$154,176	$155,688	$155,314	$152,161
Interest expense	12,613	13,272	13,418	14,577
Net interest income	141,563	142,416	141,896	137,584
Provision for loan losses	11,290	10,100	8,650	13,571
Non-interest income (2)	70,278	70,430	69,932	71,393
Non-interest expense	133,741	132,552	134,654	134,594
Income before income taxes	66,810	70,194	68,524	60,812
Income taxes	13,759	15,199	15,624	12,994
Net income	$ 53,051	$ 54,995	$ 52,900	$ 47,818
Net income per common share:				
Basic	$ 0.87	$ 0.90	$ 0.87	$ 0.79
Diluted	0.87	0.90	0.87	0.79

(1) Includes net gains on securities transactions of $6.4 million during the third quarter and $5 thousand during the first quarter of 2011

(2) Includes net gains on securities transactions of $1 thousand during the second quarter and $5 thousand during the first quarter of 2010.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Corporation's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Corporation that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Cullen/Frost or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional, national and international economic conditions and the impact they may have on the Corporation and its customers and the Corporation's assessment of that impact.
- Volatility and disruption in national and international financial markets.
- Government intervention in the U.S. financial system.
- Changes in the mix of loan geographies, sectors and types or the level of non-performing assets and charge-offs.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market and monetary fluctuations.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Corporation and its subsidiaries must comply.
- The soundness of other financial institutions.
- Political instability.
- Impairment of the Corporation's goodwill or other intangible assets.
- Acts of God or of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Corporation's borrowers.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- The Corporation's ability to attract and retain qualified employees.
- Changes in the competitive environment in the Corporation's markets and among banking organizations and other financial service providers.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

- Changes in the reliability of the Corporation's vendors, internal control systems or information systems.
- Changes in the Corporation's liquidity position.
- Changes in the Corporation's organization, compensation and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- The Corporation's success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies followed by the Corporation conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While the Corporation bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

The Corporation considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Corporation's financial statements.

Accounting policies related to the allowance for loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for loan loss methodology includes allowance allocations calculated in accordance with Accounting Standards Codification (ASC) Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. See the section captioned "Allowance for Loan Losses" elsewhere in this discussion and Note 3 - Loans in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this report for further details of the risk factors considered by management in estimating the necessary level of the allowance for loan losses.

Overview

The following discussion and analysis presents the more significant factors affecting the Corporation's financial condition as of December 31, 2011 and 2010 and results of operations for each of the years in the three-year period ended December 31, 2011. This discussion and analysis should be read in conjunction with the Corporation's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report. The Corporation acquired insurance agencies in the San Antonio market area in 2011 and in both the Dallas and San Marcos market areas during 2009. All of the Corporation's acquisitions during the reported periods were accounted for as purchase transactions, and as such, their related results of operations are included from the date of acquisition, though none of these acquisitions had a significant impact on the Corporation's financial statements during their respective reporting periods.

Taxable-equivalent adjustments are the result of increasing income from tax-free loans and investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 35% federal tax rate, thus making tax-exempt yields comparable to taxable asset yields.

Dollar amounts in tables are stated in thousands, except for per share amounts.

Results of Operations

Net income totaled $217.5 million, or $3.54 diluted per common share, in 2011 compared to $208.8 million, or $3.44 diluted per common share, in 2010 and $179.0 million, or $3.00 diluted per common share, in 2009.

Selected income statement data, returns on average assets and average equity and dividends per share for the comparable periods were as follows:

	2011	2010	2009
Taxable-equivalent net interest income	$642,066	$616,319	$577,716
Taxable-equivalent adjustment	60,290	52,860	41,037
Net interest income	581,776	563,459	536,679
Provision for loan losses	27,445	43,611	65,392
Non-interest income	290,002	282,033	293,706
Non-interest expense	558,098	535,541	532,238
Income before income taxes	286,235	266,340	232,755
Income taxes	68,700	57,576	53,721
Net income	$217,535	$208,764	$179,034
Earnings per common share:			
Basic	$ 3.55	$ 3.44	$ 3.00
Diluted	3.54	3.44	3.00
Return on average assets	1.17%	1.21%	1.14%
Return on average equity	10.01	10.30	9.78

Net income for 2011 increased $8.8 million, or 4.2%. The increase was primarily the result of an $18.3 million increase in net interest income, a $16.2 million decrease in the provision for loan losses and an $8.0 million increase in non-interest income partly offset by a $22.6 million increase in non-interest expense and an $11.1 million increase in income tax expense. Net income for 2010 increased $29.7 million, or 16.6%. The increase was primarily the result of a $26.8 million increase in net interest income and a $21.8 million decrease in the provision for loan losses partly offset by an $11.7 million decrease in non-interest income, a $3.9 million increase in income tax expense and a $3.3 million increase in non-interest expense.

Details of the changes in the various components of net income are further discussed below.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is the Corporation's largest source of revenue, representing 66.7% of total revenue during 2011. Net interest margin is the ratio of taxable-equivalent net interest income to average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and net interest margin.

The Federal Reserve Board influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. The Corporation's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, remained at 3.25% during 2011, 2010 and 2009. The Corporation's loan portfolio is also impacted, to a lesser extent, by changes in the London Interbank Offered Rate (LIBOR). At December 31, 2011, the one-month and three-month U.S. dollar LIBOR rates were 0.30% and 0.58%, respectively, while at December 31, 2010, the one-month and three-month U.S. dollar LIBOR rates were 0.26% and 0.30%, respectively. The intended federal funds rate, which is the cost of immediately available overnight funds, remained at zero to 0.25% during 2011, 2010 and 2009.

The Corporation's balance sheet has historically been asset sensitive, meaning that earning assets generally reprice more quickly than interest-bearing liabilities. Therefore, the Corporation's net interest margin was likely to increase in sustained periods of rising interest rates and decrease in sustained periods of declining interest rates. During the fourth quarter of 2007, in an effort to make the Corporation's balance sheet less sensitive to changes in interest rates, the Corporation entered into various interest rate swaps which effectively converted certain variable-rate loans into fixed-rate instruments for a period of time. During the fourth quarter of 2008, the Corporation also entered into an interest rate swap which effectively converted variable-rate debt into fixed-rate debt for a period of time. As a result of these actions, the Corporation's balance sheet was more interest-rate neutral and changes in interest rates had a less significant impact on the Corporation's net interest margin than would have otherwise been the case. During the fourth quarter of 2009, a portion of the interest rate swaps on variable-rate loans were terminated, while the remaining interest rate swaps on variable-rate loans were terminated during the fourth quarter of 2010. These actions increased the asset sensitivity of the Corporation's balance sheet. The deferred accumulated after-tax gain applicable to the settled interest rate contracts included in accumulated other comprehensive income totaled $68.5 million at December 31, 2011. The deferred gain will be reclassified into earnings through October 2014 when the formerly hedged transactions impact future earnings. See Note 15 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to these interest rate swaps.

The Corporation is primarily funded by core deposits, with non-interest-bearing demand deposits historically being a significant source of funds. This lower-cost funding base is expected to have a positive impact on the Corporation's net interest income and net interest margin in a rising interest rate environment. As stated previously in the section captioned "Supervision and Regulation" included in Item 1. Business, elsewhere in this report, the Dodd-Frank Act repealed the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Corporation has not yet been determined, the Corporation may begin to incur interest costs associated with demand deposits in the future as market conditions warrant. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk elsewhere in this report for information about the expected impact of this legislation on the Corporation's sensitivity to interest rates. Further analysis of the components of the Corporation's net interest margin is presented below.

The following table presents the changes in taxable-equivalent net interest income and identifies the changes due to differences in the average volume of earning assets and interest-bearing liabilities and the changes due to changes in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each. The Corporation's consolidated average balance sheets along with an analysis of taxable-equivalent net interest income are presented on pages 144 and 145 of this report.

	2011 vs. 2010			2010 vs. 2009		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Rate	Volume	Total	Rate	Volume	Total
Interest-bearing deposits	$ -	$ 1,456	$ 1,456	$ (87)	$ 2,827	$ 2,740
Federal funds sold and resell agreements	11	(24)	(13)	6	(139)	(133)
Securities:						
Taxable	(19,601)	25,271	5,670	(21,804)	18,122	(3,682)
Tax-exempt	(1,296)	18,607	17,311	(1,550)	31,031	29,481
Loans, net of unearned discounts	(7,188)	(4,128)	(11,316)	5,055	(27,335)	(22,280)
Total earning assets	(28,074)	41,182	13,108	(18,380)	24,506	6,126
Savings and interest checking	(1,258)	307	(951)	(366)	417	51
Money market deposit accounts	(4,517)	1,056	(3,461)	(11,704)	4,787	(6,917)
Time accounts	(2,428)	(741)	(3,169)	(13,597)	(4,978)	(18,575)
Public funds	(168)	(45)	(213)	(795)	194	(601)
Federal funds purchased and repurchase agreements	(219)	94	(125)	(415)	(200)	(615)
Junior subordinated deferrable interest debentures	142	(341)	(199)	80	(329)	(249)
Subordinated notes payable and other notes	(342)	(4,011)	(4,353)	-	-	-
Federal Home Loan Bank advances	(13)	(155)	(168)	3,116	(8,687)	(5,571)
Total interest-bearing liabilities	(8,803)	(3,836)	(12,639)	(23,681)	(8,796)	(32,477)
Net change	$ (19,271)	$ 45,018	$ 25,747	$ 5,301	$ 33,302	$ 38,603

Taxable-equivalent net interest income for 2011 increased $25.7 million, or 4.2%, compared to 2010. The increase primarily resulted from an increase in the average volume of interest-earning assets partly offset by a decrease in the net interest margin. The average volume of interest-earning assets for 2011 increased $1.4 billion, or 9.4%, compared to 2010. The net interest margin decreased 20 basis points from 4.08% during 2010 to 3.88% during 2011. The decrease in the net interest margin was partly due to a 31 basis point decrease in the average yield on interest earning assets from 4.44% during 2010 to 4.13% during 2011 while the average cost of funds only decreased 15 basis points from 0.55% during 2010 to 0.40% during 2011. The negative effect of the decrease in the average yield on interest-earning assets on taxable-equivalent net interest income exceeded the positive effect of the decrease in the average cost of funds. The decrease in the average yield on interest-earning assets was partly due to an increase in the relative proportion of average interest-earning assets invested in lower-yielding interest-bearing deposits during 2011 compared to 2010 while the relative proportion of average interest-earning assets invested in higher-yielding loans decreased. The average yield on interest-earning assets was also negatively impacted by a decrease in the average yield on securities, as further discussed below. The average yield on interest-earning assets is primarily impacted by changes in market interest rates as well as changes in the volume and relative mix of interest-earning assets. As stated above, market interest rates decreased to historically low levels during 2008 and have remained at those levels through 2011. The effect of lower average market interest rates during the reported periods on the average yield on average interest-earning assets was partly limited by the aforementioned interest rate swaps on variable-rate loans.

Taxable-equivalent net interest income for 2010 increased $38.6 million, or 6.7%, compared to 2009. The increase primarily resulted from an increase in the average volume of interest-earning assets. Additionally, taxable-equivalent net interest income was positively impacted as the decrease in the average cost of funds was proportionally larger than the decrease in the average yield on interest-earning assets. The average volume of interest-earning assets for 2010 increased $1.5 billion, or 11.1%, compared to 2009. The net interest margin decreased 15 basis points from 4.23% in 2009 to 4.08% in 2010. The decrease in the net interest margin was partly due to an increase in the relative proportion of interest-earning assets invested in lower-yielding interest-bearing deposits during 2010 compared to 2009 while the relative proportion of average interest-earning assets invested in higher-yielding loans decreased. The average cost of funds decreased 37 basis points from 0.92% in 2009 to 0.55% in 2010 while the average yield on interest-earning assets decreased 42 basis points from 4.86% in 2009 to 4.44% in 2010.

The average volume of loans during 2011 decreased $82.2 million, or 1.0%, in 2011 compared to 2010 and decreased $527.4 million, or 6.1%, in 2010 compared to 2009. Loans made up approximately 48.0% of average interest-earning assets during 2011 compared to 53.0% during 2010 and 62.7% in 2009. The average yield on loans was 5.02% during 2011 compared to 5.11% during 2010 and 5.05% during 2009. Loans generally have significantly higher yields compared to securities, interest-bearing deposits and federal funds sold and resell agreements and, as such, have a more positive effect on the net interest margin.

The average volume of securities increased $998.6 million in 2011 compared to 2010 and increased $950.9 million in 2010 compared to 2009. Securities made up approximately 37.0% of average interest-earning assets in 2011 compared to 34.0% in 2010 and 30.9% in 2009. The average yield on securities was 4.57% in 2011 compared to 5.02% in 2010 and 5.45% in 2009. The decrease in the average yield on securities was partly due to a decrease in the yield on taxable securities as proceeds from principal repayments were reinvested at lower market rates. The relative proportion of higher-yielding, tax-exempt municipal securities to total average securities was 35.2% in 2011 compared to 37.0% in 2010 and 34.0% in 2009. The average yield on taxable securities was 3.27% in 2011 compared to 3.84% in 2010 and 4.58% in 2009, while the average taxable-equivalent yield on tax-exempt securities was 6.97% in 2011 compared to 7.04% in 2010 and 7.15% in 2009.

Average federal funds sold, resell agreements and interest-bearing deposits during 2011 increased $519.2 million, or 26.0%, compared to 2010 and increased $1.1 billion, or 124.5%, compared to 2009. Federal funds sold, resell agreements and interest-bearing deposits made up approximately 15.0% of average interest-earning assets in 2011 compared to approximately 13.0% in 2010 and 6.4% in 2009. The combined weighted-average yield on federal funds sold, resell agreements and interest-bearing deposits was 0.26% in 2011 compared to 0.25% in 2010 and 0.27% in 2009. The increase in federal funds sold, resell agreements and interest-bearing deposits compared to prior years was primarily due to significant deposit growth, as further discussed below.

Average deposits increased $1.2 billion, or 8.4%, in 2011 compared to 2010 and $1.6 billion, or 13.1%, in 2010 compared to 2009. Average interest-bearing deposits increased $459.8 million in 2011 compared to 2010 and $862.7 million in 2010 compared to 2009, while average non-interest-bearing deposits increased $715.2 million in 2011 compared to 2010 and $765.3 million in 2010 compared to 2009. The ratio of average interest-bearing deposits to total average deposits was 62.3% in 2011 compared to 64.2% in 2010 and 65.7% in 2009. The average cost of interest-bearing deposits and total deposits was 0.23% and 0.15% in 2011 compared to 0.33% and 0.21% in 2010 and 0.69% and 0.45% in 2009. The decrease in the average cost of interest-bearing deposits during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit given the current low interest rate environment. Additionally, the relative proportion of higher-cost certificates of deposit to total average interest-bearing deposits decreased to 11.9% in 2011 from 13.9% in 2010 and 19.7% in 2009.

The Corporation's net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 3.73% in 2011 compared to 3.89% in

2010 and 3.94% in 2009. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

The Corporation's hedging policies permit the use of various derivative financial instruments, including interest rate swaps, swaptions, caps and floors, to manage exposure to changes in interest rates. Details of the Corporation's derivatives and hedging activities are set forth in Note 15 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report. Information regarding the impact of fluctuations in interest rates on the Corporation's derivative financial instruments is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

Provision for Loan Losses

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses totaled $27.4 million in 2011 compared to $43.6 million in 2010 and $65.4 million in 2009. See the section captioned "Allowance for Loan Losses" elsewhere in this discussion for further analysis of the provision for loan losses.

Non-Interest Income

The components of non-interest income were as follows:

	2011	2010	2009
Trust fees	$ 73,233	$ 68,428	$ 67,268
Service charges on deposit accounts	94,367	98,796	102,474
Insurance commissions and fees	35,421	34,015	33,096
Other charges, commissions and fees	34,005	30,452	27,699
Net gain (loss) on securities transactions	6,414	6	(1,260)
Other	46,562	50,336	64,429
Total	$ 290,002	$ 282,033	$ 293,706

Total non-interest income for 2011 increased $8.0 million, or 2.8%, compared to 2010 while total non-interest income for 2010 decreased $11.7 million, or 4.0%, compared to 2009. Changes in the various components of non-interest income are discussed in more detail below.

Trust Fees. Trust fee income for 2011 increased $4.8 million, or 7.0%, compared to 2010 while trust fee income for 2010 increased $1.2 million, or 1.7%, compared to 2009. Investment fees are the most significant component of trust fees, making up approximately 75% of total trust fees in both 2011 and 2010, and approximately 74% of total trust fees in 2009. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees.

The increase in trust fee income during 2011 compared to 2010 was primarily the result of an increase in investment fees (up $3.8 million), securities lending income (up $445 thousand), custody fees (up $289 thousand), real estate fees (up $165 thousand) and estate fees (up $156 thousand). The increase in investment fees was primarily due to the general appreciation in the market values of assets in trust accounts on which these fees are generally based. Equity valuations during 2011 were higher on average compared to 2010.

The increase in trust fee income during 2010 compared to 2009 was primarily the result of increases in investment fees (up $1.6 million) and real estate fees (up $414 thousand) partly offset by decreases in financial consulting fees (down $560 thousand) and securities lending income (down $429 thousand). The increase in investment fees was primarily due to the general appreciation in the market values of assets in trust accounts on which these fees are generally based. Equity valuations during 2010 were higher on average compared to 2009, recovering somewhat from the market correction in equity valuations which began in the latter part of 2008 and reached its lowest levels during the first quarter of 2009. The decrease in securities lending income during 2010 was primarily related to a decrease in transaction spreads.

At December 31, 2011, trust assets, including both managed assets and custody assets, were primarily composed of fixed income securities (42.7% of trust assets), equity securities (40.9% of trust assets) and cash equivalents (10.7% of trust assets). The estimated fair value of trust assets was $25.2 billion (including managed assets of $10.3 billion and custody assets of $14.9 billion) at December 31, 2011 compared to $24.9 billion (including managed assets of $9.9 billion and custody assets of $15.0 billion) at December 31, 2010 and $22.7 billion (including managed assets of $10.4 billion and custody assets of $12.3 billion) at December 31, 2009.

Service Charges on Deposit Accounts. Service charges on deposit accounts for 2011 decreased $4.4 million, or 4.5%, compared to 2010. The decrease during 2011 was primarily due to decreases in overdraft/insufficient funds charges on both consumer and commercial accounts (down $4.1 million), decreases in service charges on commercial accounts (down $487 thousand) and decreases in service charges on consumer accounts (down $321 thousand) partly offset by an increase in point of sale income (up $569 thousand). The decrease in overdraft/insufficient funds charges on consumer accounts during 2011 was partly related to a new rule issued by the Federal Reserve that became effective in the third quarter of 2010, as further discussed below. The decrease in service charges on commercial accounts during 2011 was partly related to decreases in service volumes for billable services. The increase in point of sale income from PIN-based debit card transactions during 2011 was related to an increase in the volume of transactions as well as a higher interchange pricing structure during the first nine months of 2011. Effective October 1, 2011, the interchange pricing structure was significantly decreased as a result of a new rule issued by the Federal Reserve as further discussed below.

Service charges on deposit accounts for 2010 decreased $3.7 million, or 3.6%, compared to 2009. The decrease in service charges on deposit accounts was due to a decrease in service charges on commercial accounts (down $3.1 million) and overdraft/insufficient funds charges on consumer accounts (down $2.3 million). These decreases were partly offset by an increase in point of sale income from PIN-based debit card transactions (up $1.9 million). The decrease in service charges on commercial accounts during 2010 was primarily related to a decrease in billable services. The decrease in overdraft/insufficient funds charges on consumer accounts during 2010 was partly related to a new rule issued by the Federal Reserve Board that became effective in the third quarter of 2010, as further discussed below. The increase in point of sale income from PIN-based debit card transactions during 2010 was partly related to an increase in the interchange pricing structure and, to a lesser extent, an increase in the volume of transactions.

Overdraft/insufficient funds charges totaled $34.9 million during 2011 compared to $39.0 million during 2010 and $41.1 million in 2009. Overdraft/insufficient funds charges included $27.7 million, $30.4 million and $32.6 million related to consumer accounts during 2011, 2010 and 2009, respectively, and $7.2 million, $8.6 million and $8.5 million related to commercial accounts during 2011, 2010 and 2009, respectively. Overdraft/insufficient funds charges were partly impacted by changes in policies and a new rule issued by the Federal Reserve that became effective in the third quarter of 2010. The new rule prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Consumers must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices.

The Corporation had point of sale income from PIN-based debit card transactions totaling $6.8 million, $6.2 million and $4.3 million during 2011, 2010 and 2009, respectively. As stated previously in the section captioned "Supervision and Regulation" included in Item 1. Business, elsewhere in this report, the Dodd-Frank Act amended the EFTA which, among other things, gave the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers, such as Frost Bank. In June 2011, the Federal Reserve issued a final rule that, among other things, established standards for determining whether an interchange fee received or charged by an issuer with respect to an electronic debit transaction is reasonable and proportional to the cost incurred by the issuer with respect to the transaction. These new standards took effect on October 1, 2011 and apply to issuers, such as the Corporation, that, together with their affiliates, have assets of $10 billion or more. Under the rule, the maximum permissible interchange fee for an electronic debit transaction will be the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction. The Federal Reserve also issued an interim final rule that allows for an upward adjustment of no more than 1 cent to an issuer's debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the interim final rule. The fraud-prevention adjustment was effective on October 1, 2011, concurrent with the debit card interchange fee limits. The Corporation currently expects that future revenues from debit card interchange transactions will likely be approximately one half of levels prior to October 1, 2011. Point of sale income from PIN-based debit card transactions totaled $1.3 million during the fourth quarter of 2011 compared to $1.9 million during the third quarter of 2011 as the impact of the new rules was partly mitigated by an increase in transaction volumes during the fourth quarter. Also see the discussion regarding income from Visa check card usage below under "Other Non-Interest Income."

Insurance Commissions and Fees. Insurance commissions and fees for 2011 increased $1.4 million, or 4.1%, compared to 2010. The increase was related to an increase in commission income (up $1.4 million). The increase in commission income was partly related to the acquisition of Clark Benefit Group in the second quarter of 2011 as well as normal variation in the timing of renewals and market demand for insurance products. Insurance commissions and fees for 2010 increased $919 thousand, or 2.8%, compared to 2009. The increase was related to an increase in commission income (up $945 thousand).

Insurance commissions and fees include contingent commissions which totaled $3.8 million for each of 2011, 2010 and 2009. Contingent commissions primarily consist of amounts received from various property and casualty insurance carriers. The carriers use several non-client specific factors to determine the amount of the contingency payments. Such factors include the aggregate loss performance of insurance policies previously placed and the volume of business, among other things. Such commissions are seasonal in nature and are mostly received during the first quarter of each year. These commissions totaled $2.2 million in 2011 $2.5 million in 2010 and $2.8 million in 2009. Contingent commissions also include amounts received from various benefit plan insurance companies related to the volume of business generated and/or the subsequent retention of such business. These commissions totaled $1.6 million in 2011, $1.2 million in 2010 and $972 thousand in 2009.

Other Charges, Commissions and Fees. Other charges, commissions and fees for 2011 increased $3.6 million, or 11.7%, compared to 2010. The increase was primarily related to increases in mutual fund management fees (up $1.2 million), loan processing fees (up $1.2 million), investment banking fees related to corporate advisory services (up $965 thousand), unused balance fees on loan commitments (up $700 thousand), lease processing fees (up $318 thousand) and income related to sale of annuities and mutual funds (up $167 thousand and $161 thousand, respectively).

Other charges, commissions and fees for 2010 increased $2.8 million, or 9.9%, compared to 2009. The increase in other charges, commissions and fees was primarily related to increases in commission income related to the sale of mutual funds (up $1.4 million), mutual fund management fees (up $1.2 million) and unused balance fees on loan commitments (up $711 thousand). These increases were partly offset by a decrease in commission income related to the sale of money market accounts (down $1.0 million). The increase in commission income related to the sale of mutual funds and the concurrent decrease in commission income related to the sale of money market accounts reflected the apparent increased willingness of customers to invest in equities as market conditions began to improve. The decrease in commission income related to the sale of money market accounts was also partly related to lower marketing fees paid by fund companies.

Net Gain/Loss on Securities Transactions. During 2011, the Corporation sold available-for-sale securities with an amortized cost totaling $5.6 billion and realized a net gain of $6.4 million on those sales. With the exception of the sales during the third quarter of 2011 discussed below, these securities were primarily purchased during 2011 and subsequently sold primarily in connection with the Corporation's tax planning strategies related to the Texas franchise tax. The gross proceeds from the sales of these securities outside of Texas are included in total revenues/receipts from all sources reported for Texas franchise tax purposes, which results in a reduction in the overall percentage of revenues/receipts apportioned to Texas and subjected to taxation under the Texas franchise tax. During the third quarter of 2011, the Corporation sold available-for-sale securities with an amortized cost totaling $32.6 million and realized a net gain of $6.4 million on those sales. The Corporation sold certain longer-duration municipal securities. During 2010, the Corporation sold available-for-sale securities with an amortized cost totaling $10.0 billion and realized a net gain of $6 thousand on those sales. These securities were purchased during 2010 and subsequently sold in connection with the aforementioned tax planning strategy. During 2009, the Corporation sold available-for-sale securities with an amortized cost totaling $206.2 million and realized a net gain of $283 thousand on those sales. The majority of the securities sold were Freddie Mac mortgage-backed securities. During the fourth quarter of 2009, the Corporation purchased approximately $404.9 million of Freddie Mac TBA (to be announced) mortgage-backed securities. The Corporation subsequently sold these securities prior to settlement and realized a net loss of $1.5 million. The Corporation instead invested the funds in mortgage-backed securities issued by Ginnie Mae.

Other Non-Interest Income. Other non-interest income for 2011 decreased $3.8 million, or 7.5%, compared to 2010. Components of other non-interest income with significant decreases included sundry income from various miscellaneous items (down $1.7 million), income from Visa check card usage (down $1.3 million), lease rental income (down $908 thousand), income from municipal bond underwriting discounts/fees (down $729 thousand) and earnings on the cash surrender value of life insurance policies (down $472 thousand). Components of other non-interest income with significant increases included gains on the sale of assets/foreclosed assets (up $1.7 million) and mineral interest income (up $232 thousand).

Other non-interest income decreased $14.1 million, or 21.9%, for 2010 compared to 2009. The decrease was primarily related to a $17.7 million gain realized in the fourth quarter of 2009 related to the termination of interest rate swaps on certain Federal Home Loan Bank advances. See Note 15 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to the interest rate swaps. Excluding this gain from 2009, other non-interest income would have effectively increased $3.6 million for 2010. Contributing to this effective increase were increases in income from Visa check card usage (up $2.6 million), income from securities trading and customer derivative activities (up $1.5 million) and mineral interest income (up $726 thousand). Income from securities trading and customer derivative activities primarily relates to customer interest rate swap transaction fees. Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation, a wholly owned non-banking subsidiary of the Corporation. The increases in the aforementioned items were partly offset by decreases in gains on the sale of assets/foreclosed assets (down $574 thousand), lease rental income (down $566 thousand) and earnings on the cash surrender value of life insurance policies (down $322 thousand).

The Corporation had income from Visa check card usage totaling $19.8 million, $21.1 million and $18.5 million during 2011, 2010 and 2009. As stated previously in the section captioned "Supervision and Regulation" included in Item 1. Business, elsewhere in this report, the Dodd-Frank Act amended the EFTA to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers, such as Frost Bank. As more fully discussed above relative to point of sale income from PIN-based debit card transactions under "Service Charges on Deposit

Accounts," in June 2011, the Federal Reserve issued new rules that significantly impacted the level of interchange fees that may be charged beginning October 1, 2011. The Corporation expects that future revenues from Visa check card usage will likely be approximately one third of levels prior to October 1, 2011, in part due to the fact that certain merchant negotiated rates are less than the maximum prescribed rate under the new rule. Income from Visa check card usage totaled $2.2 million during the fourth quarter of 2011 compared to $6.1 million during the third quarter of 2011.

Non-Interest Expense

The components of non-interest expense were as follows:

	2011	2010	2009
Salaries and wages	$ 252,028	$ 239,589	$ 230,643
Employee benefits	52,939	52,352	55,224
Net occupancy	46,968	46,166	44,188
Furniture and equipment	51,469	47,651	44,223
Deposit insurance	12,714	20,451	25,812
Intangible amortization	4,387	5,125	6,537
Other	137,593	124,207	125,611
Total	$ 558,098	$ 535,541	$ 532,238

Total non-interest expense for 2011 increased $22.6 million, or 4.2%, compared to 2010 while total non-interest expense for 2010 increased $3.3 million, or 0.6%, compared to 2009. Changes in the various components of non-interest expense are discussed below.

Salaries and Wages. Salaries and wages for 2011 increased $12.4 million, or 5.2%, compared to 2010. The increases were primarily related to normal annual merit and market increases as well as increases in incentive compensation expense and stock-based compensation expense.

Salaries and wages for 2010 increased $8.9 million, or 3.9%, compared to 2009. The increase was primarily related to increases in incentive compensation expense (up $6.1 million), normal annual merit increases and an increase in stock-based compensation expense partly offset by a decrease in headcount, a decrease in overtime expense and an increase in cost deferrals related to lending activity. During 2009, the level of incentive compensation was below targeted levels as financial performance for the Corporation was below budget.

Employee Benefits. Employee benefits expense for 2011 increased $587 thousand, or 1.1%, compared to 2010. The increase was primarily related to increases in expenses related to payroll taxes (up $595 thousand), medical insurance expense (up $501 thousand) and the Corporation's 401(k) and profit sharing plans (up $197 thousand).

Employee benefits expense for 2010 decreased $2.9 million, or 5.2%, compared to 2009. The decrease was primarily related to decreases in expenses related to the Corporation's defined benefit retirement plan (down $3.4 million) and expenses related to the Corporation's 401(k) and profit sharing plans (down $195 thousand). These decreases were partly offset by increases in medical insurance expense (up $529 thousand) and payroll taxes (up $256 thousand).

The Corporation's defined benefit retirement and restoration plans were frozen effective as of December 31, 2001 and were replaced by the profit sharing plan. Management believes these actions help reduce the volatility in retirement plan expense. However, the Corporation still has funding obligations related to the defined benefit and restoration plans and could recognize retirement expense related to these plans in future years, which would be dependent on the return earned on plan assets, the level of interest rates and employee turnover. The Corporation recognized a net benefit related to the defined benefit retirement and restoration plans of $412 thousand in 2011 compared to a net benefit of $369 thousand in 2010 and a net expense of $3.1 million in

2009. Future benefits/expense related to these plans is dependent upon a variety of factors, including the actual return on plan assets. The decrease in expense related to the Corporation's defined benefit retirement plan during 2010 compared to 2009 was partly related to a higher than expected return on plan assets during 2009.

For additional information related to the Corporation's employee benefit plans, see Note 11 - Employee Benefit Plans in the accompanying notes to consolidated financial statements included elsewhere in this report.

Net Occupancy. Net occupancy expense for 2011 increased $802 thousand, or 1.7%, compared to 2010. The increase was primarily related to increases in service contracts expense (up $480 thousand), repairs expense (up $394 thousand), a decrease in parking garage income (down $161 thousand) and a decrease in rental income (down $153 thousand). Offsetting these items were decreases in property tax expense (down $247 thousand) and utilities expense (down $138 thousand).

Net occupancy expense for 2010 increased $2.0 million, or 4.5%, compared to 2009. The increase was primarily related to increases in building depreciation (up $1.4 million), service contracts expense (up $606 thousand), repairs expense (up $411 thousand), building maintenance (up $410 thousand) and property taxes (up $291 thousand). Offsetting these increases were decreases in lease expense (down $458 thousand) and depreciation on leasehold improvements (down $341 thousand). The increases in building depreciation and property taxes were partly related to a new technology operations center placed into service during the first quarter of 2010. The decrease in depreciation on leasehold improvements during 2010 resulted as certain leasehold improvements were fully depreciated in 2009.

Furniture and Equipment. Furniture and equipment expense for 2011 increased $3.8 million, or 8.0%, compared to 2010. The increase was primarily related to increases in software maintenance (up $2.6 million) and software amortization (up $1.2 million) partly offset by a decrease in depreciation on furniture and fixtures (down $404 thousand). The increase in software amortization and maintenance was primarily related to new applications placed into service in 2010.

Furniture and equipment expense for 2010 increased $3.4 million, or 7.8%, compared to 2009. The increase was primarily related to increases in software amortization (up $2.0 million), equipment rental (up $1.4 million) and software maintenance (up $696 thousand) partly offset by a decrease in furniture and fixtures depreciation (down $539 thousand). The increases in software amortization and maintenance were primarily related to new applications placed into service in 2010 and 2009. The increase in equipment rental during 2010 was related to new equipment leases associated with the aforementioned new technology operations center.

Deposit Insurance. Deposit insurance expense totaled $12.7 million in 2011 compared to $20.5 million in 2010 and $25.8 million in 2009. The decrease in deposit insurance expense in 2011 was primarily related to a change in the deposit insurance assessment base and a change in the method by which the assessment rate is determined for large financial institutions. Details of these changes are further discussed below. The decreases were also partly related to the Corporation opting out of the Transaction Account Guarantee ("TAG") component of the Temporary Liquidity Guarantee Program ("TLGP") effective July 1, 2010. As further discussed below, deposit insurance expense during 2009 included $7.3 million related to a one-time special assessment in the second quarter. Excluding the impact of the special assessment, deposit insurance expense increased $2.0 million during 2010 compared to 2009. The effective increase was primarily related to deposit growth. Average deposits during 2010 totaled $14.0 billion compared to $12.4 billion during 2009. Deposit insurance expense during 2010 was partly reduced as a result of the Corporation opting out of the TAG component of the TLGP effective July 1, 2010.

In May 2009, the FDIC issued a final rule which levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, not to exceed 10 basis points of domestic deposits. The special assessment was part of the FDIC's efforts to rebuild the Deposit Insurance Fund ("DIF"). Deposit insurance expense during 2009 included $7.3 million recognized in the second quarter related to the special assessment.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. In December 2009, the Corporation paid $64.5 million in prepaid risk-based assessments, which included $4.0 million related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The pre-paid deposit insurance included in accrued interest receivable and other assets in the accompanying consolidated balance sheets as of December 31, 2011 and 2010 totaled $32.2 million and $43.6 million, respectively.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. At least semi-annually, the FDIC will update its loss and income projections for the fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking if required.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest-bearing transaction accounts. The separate coverage for non-interest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

On April 1, 2011, the deposit insurance assessment base changed from total domestic deposits to average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act. Additionally, the deposit insurance assessment system was revised to create a two scorecard system for large institutions, one for most large institutions, including Frost Bank, that have more than $10 billion in assets and another for "highly complex" institutions that have over $50 billion in assets and are fully owned by a parent with over $500 billion in assets. Each scorecard has a performance score and a loss-severity score that are combined to produce a total score, which is then translated into an initial assessment rate. In calculating these scores, the FDIC utilizes a bank's capital level and supervisory ratings (its "CAMELS ratings"), certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The use of risk categories and long-term debt issuer ratings was eliminated. The FDIC has the ability to make discretionary adjustments to the total score, up or down, by a maximum of 15 points, based upon significant risk factors that are not adequately captured in the scorecard. The total score is constrained to be between 30 and 90 and translates to an initial base assessment rate on a non-linear, sharply-increasing scale.

For most large institutions, including Frost Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis (basis points representing cents per $100). After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. The potential adjustments to an institution's initial base assessment rate include (i) a potential decrease of up to 5 basis points for certain long-term unsecured debt ("unsecured debt adjustment") and (ii) (except for well-capitalized institutions with a CAMELS rating of 1 or 2) a potential increase of up to 10 basis points for brokered deposits in excess of 10% of domestic deposits ("brokered deposit adjustment"). As the deposit insurance fund ("DIF") reserve ratio grows, the rate schedule will be adjusted downward. Additionally, the rule includes a new adjustment for depository institution debt whereby an institution will pay an additional premium equal to 50 basis points on every dollar (above 3% of an institution's Tier 1 capital) of long-term, unsecured debt held that was issued by another insured depository institution (excluding debt guaranteed under the TLGP).

Intangible Amortization. Intangible amortization is primarily related to core deposit intangibles and, to a lesser extent, intangibles related to customer relationships and non-compete agreements. Intangible amortization totaled $4.4 million in 2011 compared to $5.1 million in 2010 and $6.5 million in 2009. The decrease in amortization expense during the comparable years was primarily the result of the completion of amortization of certain intangible assets, as well as a reduction in the annual amortization rate of certain intangible assets as the Corporation uses an accelerated amortization approach which results in higher amortization rates during the earlier years of the useful lives of intangible assets. The decreases in amortization were partly offset by the additional amortization related to intangible assets recorded in connection with acquisitions during 2009 and 2011. See Note 5 - Goodwill and Other Intangible Assets in the accompanying notes to consolidated financial statements included elsewhere in this report.

Other Non-Interest Expense. Other non-interest expense for 2011 increased $13.4 million, or 10.8%, compared to 2010. Components of other non-interest expense with significant increases during 2011 included advertising/promotions expense (up $7.5 million), donation expense (up $2.2 million), web-site maintenance and enhancement expense (up $2.1 million), Visa check card expense (up $1.2 million), travel expense (up $896 thousand), sub-advisor investment management fees related to Frost Investment Advisors, LLC, (up $808 thousand) and losses on the sale/write-down of assets (up $747 thousand). The increase in advertising/promotions expense is primarily related to a new, expanded marketing campaign that began during the first quarter of 2011. The increases in the aforementioned items were partly offset by decreases in losses on the sale/write-down of foreclosed assets (down $1.2 million), amortization of net deferred costs related to loan commitments (down $1.2 million), professional service expense (down $990 thousand), property taxes on foreclosed assets (down $955 thousand) and Federal Reserve service charges (down $536 thousand).

Other non-interest expense for 2010 decreased $1.4 million, or 1.1%, compared to 2009. Components of other non-interest expense with significant decreases included armored motor services expense (down $2.4 million), Federal Reserve service charges (down $1.4 million), amortization of net deferred costs related to loan commitments (down $1.2 million), outside computer services expense (down $1.1 million), depreciation expense related to leased properties (down $864 thousand) and supplies expense (down $822 thousand). Additionally, other non-interest expense in 2009 included $1.4 million related to a prepayment penalty on the early repayment of certain Federal Home Loan Bank advances further discussed in Note 7 - Borrowed Funds. Components of other non-interest expense with significant increases included losses on the sale/write-down of foreclosed assets (up $2.4 million), sundry expense from miscellaneous items (up $1.5 million), Visa check card expense (up $1.0 million), messenger services expense (up $1.2 million) and sub-advisor investment management fees related to Frost Investment Advisors, LLC (up $1.2 million). The implementation of remote check image capture at the Corporation's branches has reduced the need for armored motor services. The Corporation now utilizes more cost effective messenger services. The increase in losses on the sale/write-down of assets during 2010 was partly due to the write-down of certain bank-owned properties.

Results of Segment Operations

The Corporation's operations are managed along two operating segments: Banking and Frost Wealth Advisors (formerly the Financial Management Group or "FMG"). A description of each business and the methodologies used to measure financial performance is described in Note 17 - Operating Segments in the accompanying notes to consolidated financial statements included elsewhere in this report. Net income (loss) by operating segment is presented below:

	2011	2010	2009
Banking	$ 216,419	$ 210,351	$ 179,404
Frost Wealth Advisors	9,050	7,624	8,642
Non-Banks	(7,934)	(9,211)	(9,012)
Consolidated net income	$ 217,535	$ 208,764	$ 179,034

Banking

Net income for 2011 increased $6.1 million, or 2.9%, compared to 2010. The increase was primarily the result of an $18.1 million increase in net interest income, a $16.2 million decrease in the provision for loan losses and a $2.1 million increase in non-interest income partly offset by a $19.7 million increase in non-interest expense and a $10.6 million increase in income tax expense. Net income for 2010 increased $30.9 million, or 17.2%, compared to 2009. The increase was primarily the result of a $29.6 million increase in net interest income and a $21.8 million decrease in the provision for loan losses partly offset by a $14.4 million decrease in non-interest income, a $3.9 million increase in income tax expense and a $2.2 million increase in non-interest expense.

Net interest income for 2011 increased $18.1 million, or 3.2%, compared to 2010 while net interest income for 2010 increased $29.6 million, or 5.5%, compared to 2009. The increases primarily resulted from increases in the average volume of interest-earning assets partly offset by decreases in the net interest margin. See the analysis of net interest income included in the section captioned "Net Interest Income" included elsewhere in this discussion.

The provision for loan losses for 2011 totaled $27.5 million compared to $43.6 million in 2010 and $65.4 million in 2009. See the analysis of the provision for loan losses included in the section captioned "Allowance for Loan Losses" included elsewhere in this discussion.

Non-interest income for 2011 increased $2.1 million, or 1.1%, compared to 2010. The increase was primarily due to increases in the net gain on sale of securities, other charges, commissions and fees and insurance commissions and fees partly offset by a decrease in service charges on deposit accounts and other non-interest income. The increase in the net gain on sale of securities was primarily related to the sale of $32.6 million of certain longer-duration securities during the third quarter of 2011 on which the Banking segment realized a $6.4 million gain. The increase in other charges commissions and fees was primarily related to increases in loan and lease processing fees, investment banking fees related to corporate advisory services and unused balance fees on loan commitments. The decrease in service charges on deposit accounts was primarily related to decreases in overdraft/insufficient funds charges and service charges on both consumer and commercial accounts partly offset by an increase in point of sale income from PIN-based debit card transactions. The decrease in other non-interest income was primarily related to decreases in sundry income from various miscellaneous items, income from Visa check card usage, lease rental income, income from municipal bond underwriting discounts/fees and earnings on cash surrender value of life insurance policies. See the analysis of these categories of non-interest income included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Non-interest income for 2010 decreased $14.4 million, or 6.9%, compared to 2009. The decrease was primarily due to decreases in other non-interest income and service charges on deposits partly offset by increases in other charges, commissions and fees and insurance commissions as well as the impact of net securities gains/ losses realized during the comparable years. The decrease in other non-interest income was primarily related to a $17.7 million gain realized in the fourth quarter of 2009 related to the termination of interest rate swaps on certain Federal Home Loan Bank advances. See Note 15 - Derivative Financial Instruments in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to the interest rate swaps. Excluding the gain from 2009, other non-interest income would have effectively increased $3.6 million, in part due to increases in income from Visa check card usage and income from securities trading and customer derivative activities, primarily interest rate swap transaction fees. The decrease in service charges on deposit accounts was partly related to commercial accounts due, in part, to a decrease in service volumes for billable services. The decrease in service charges on deposit accounts was also partly related to a decrease in overdraft/insufficient funds charges on consumer accounts due, in part, to a new rule issued by the Federal Reserve Board which impacted such fees beginning in the third quarter of 2010. The increase in other charges, commissions and fees was primarily related to increases in unused balance fees on loan commitments, fees on letters of credit and fees related to accounts receivable factoring. See further analysis of these categories of non-interest income included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Non-interest expense for 2011 increased $19.7 million, or 4.4%, compared to 2010. The increase was primarily due to an increase in other non-interest expense, salaries and wages and furniture and equipment expense partly offset by decreases in deposit insurance expense and intangible amortization. The increase in other non-interest expense was partly related to an increase in advertising/promotions expense, among other things. The increases in salaries and wages were primarily related to normal annual merit and market increases as well as increases in incentive compensation expense and stock-based compensation expense. The increase in furniture and equipment expense was due to increases in software maintenance and software amortization. The decrease in deposit insurance was primarily related to a change in the deposit insurance assessment base and a change in the method by which the assessment rate is determined for large financial institutions. The decrease was also partly related to the Corporation opting out of the Transaction Account Guarantee component of the Temporary Liquidity Guarantee Program effective July 1, 2010. See the analysis of these items included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Non-interest expense for 2010 increased $2.2 million, or 0.5%, compared to 2009. The increase was primarily related to increases in salaries and wages, furniture and equipment expense and occupancy expense partly offset by decreases in deposit insurance expense, employee benefits expense, other non-interest expense and intangible amortization. The increase in salaries and wages was mostly related to increases in incentive compensation, normal annual merit increases and stock-based compensation expense partly offset by a decrease in headcount, a decrease in overtime expense and an increase in cost deferrals related to lending activity. The increase in furniture and equipment expense was primarily related to increases in software amortization and maintenance related to new applications and equipment rental expense related to new equipment leases associated with a new technology operations center. The increase in occupancy expense was primarily related to increases in building depreciation and property taxes, which were partly related to the aforementioned new technology operations center as well as increases in service contracts, repairs expense and building maintenance. The decrease in deposit insurance expense during 2010 resulted as 2009 included $7.3 million related to a one-time special assessment. The decreases in employee benefits expense were primarily due to decreases in expenses related to the Corporation's defined benefit retirement plan and expenses related to the Corporation's 401(k) and profit sharing plans partly offset by increases in medical insurance expense and payroll taxes. The decrease in intangible amortization expense was primarily the result of the completion of amortization of certain intangible assets, as well as a reduction in the annual amortization rate of certain intangible assets. See further analysis of these categories of non-interest expense included in the section captioned "Non-Interest Expense" included elsewhere in this discussion.

Income tax expense for 2011 increased $10.6 million, or 17.4%, compared to 2010. The increase was partly related to the correction, during the third quarter of 2011, of an under-accrual of taxes that resulted from incorrectly deducting premium amortization on municipal securities for federal income tax purposes since 2008. See the analysis of these items included in the section captioned "Income Taxes" included elsewhere in this discussion.

Frost Insurance Agency, which is included in the Banking operating segment, had gross commission revenues of $36.0 million during 2011 compared to $34.6 million in 2010 and $33.6 million in 2009. Insurance commission revenues increased $1.4 million, or 4.1%, during 2011 compared to 2010 and increased $964 thousand, or 2.9%, during 2010 compared to 2009. The increases during both 2011 and 2010 were primarily related to higher commission income. See the analysis of insurance commissions and fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

Frost Wealth Advisors

Net income for 2011 increased $1.4 million, or 18.7%, compared to 2010. The increase was primarily due to a $5.9 million increase in non-interest income partly offset by a $3.8 million increase in non-interest expense and a $772 thousand increase in income tax expense. Net income for 2010 decreased $1.0 million, or 11.8%, compared to 2009. The decrease was primarily due to a $3.0 million decrease in net interest income, a $624 thousand increase in non-interest expense partly offset by a $2.1 million increase in non-interest income and a $553 thousand decrease in income tax expense.

Net interest income for 2011 increased $52 thousand, or 0.8%, compared to 2010. The increase was due to an increase in the average volume of funds provided due to an increase in the average volume of Frost Wealth

Advisor's repurchase agreements partly offset by a decrease in the funds transfer price received for funds provided to the Corporation. Net interest income decreased $3.0 million, or 32.6%, in 2010 compared to 2009. The decrease was due to a decrease in the average volume of funds provided due to a decrease in the average volume of Frost Wealth Advisor's repurchase agreements which resulted from lower interest rates offered combined with a decrease in the funds transfer price received for providing those funds due to the lower interest rate environment.

Non-interest income for 2011 increased $5.9 million, or 6.9%, compared to 2010. The increase was primarily due to increases in trust fees (up $5.0 million) and other charges, commissions and fees (up $1.3 million) partly offset by a decrease in other non-interest income (down $402 thousand). Non-interest income for 2010 increased $2.1 million, or 2.5%, compared to 2009. The increase was primarily due to increases in other charges, commissions and fees (up $1.5 million) and trust fees (up $1.3 million).

Trust fee income is the most significant income component for Frost Wealth Advisors. Investment fees are the most significant component of trust fees, making up approximately 75% of total trust fees in both 2011 and 2010 and approximately 74% of total trust fees in 2009. Investment and other custodial account fees are generally based on the market value of assets within a trust account. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees. The increase in trust fee income during 2011 compared to 2010 was primarily the result of an increase in investment fees, securities lending income, custody fees, real estate fees and estate fees. The increase in trust fee income during 2010 compared to 2009 was primarily the result of increases in investment fees and real estate fees partly offset by decreases in financial consulting fees and securities lending income. See the analysis of trust fees included in the section captioned "Non-Interest Income" included elsewhere in this discussion.

The increase in other charges, commissions and fees during 2011 compared to 2010 was primarily due to increases in mutual fund management fees, income related to the sale of annuities and mutual funds and brokerage commissions partly offset by a decrease in commission income related to the sale of money market accounts. The increase in other charges, commissions and fees during 2010 compared to 2009 was primarily due to increases in commission income related to the sale of mutual funds and mutual fund management fees partly offset by a decrease in commission income related to the sale of money market accounts. The increases in commission income related to the sale of mutual funds and the concurrent decreases in commission income related to the sale of money market accounts during the comparable years are reflective of the apparent increased willingness of customers to invest in equities as market conditions have improved. The decreases in commission income related to the sale of money market accounts is also partly related to lower marketing fees paid by fund companies.

Non-interest expense for 2011 increased $3.8 million, or 4.7%, compared to 2010. The increase was primarily due to increases in salaries and wages (up $1.7 million) and other non-interest expense (up $2.3 million). The increases in salaries and wages was primarily related to normal annual merit and market increases and an increase in stock-based compensation expense. The increase in other non-interest expense was partly related to increases in sub-advisor investment management fees related to Frost Investment Advisors, LLC, and increases in various overhead cost allocations, among other things, partly offset by decreases in sundry losses from various miscellaneous items.

Non-interest expense for 2010 increased $624 thousand, or 0.8%, compared to 2009. The increase was primarily due to an increase in other non-interest expense (up $989 thousand) partly offset by a decrease in salaries and wages (down $370 thousand). The increase in other non-interest expense was primarily due to increases in sub-advisor investment management fees related to Frost Investment Advisors, LLC and sundry expense from miscellaneous items, among other things, partly offset by a decrease in outside computer services expense. The decrease in salaries and wages was primarily related to a decrease in incentive compensation as well as a decrease in stock-based compensation expense resulting from the forfeiture of certain awards.

Non-Banks

The net loss for the Non-Banks operating segment for 2011 decreased $1.3 million compared to 2010. The decrease was primarily due to a $933 thousand decrease in non-interest expense, a $204 thousand increase in income tax benefit and a $192 thousand decrease in net interest expense partly offset by a $52 thousand decrease in non-interest income. The decrease in non-interest expense was primarily related to decreases in professional services expense and property taxes partly offset by an increase in directors fees.

The net loss for the Non-Banks operating segment for 2010 did not significantly fluctuate compared to 2009 as increases in legal and professional services expense, travel expense, property tax expense and income tax expense were mostly offset by an increase in mineral interest income and a decrease in interest expense. Mineral interest income is related to bonus, rental and shut-in payments and oil and gas royalties received from severed mineral interests on property owned by Main Plaza Corporation. The decrease in interest expense resulted from the redemption of $12.4 million of floating rate junior subordinated deferrable interest debentures during the third quarter of 2010. See Note 7 – Borrowed Funds in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information related to this redemption.

Income Taxes

The Corporation recognized income tax expense of $68.7 million, for an effective tax rate of 24.0%, in 2011 compared to $57.6 million, for an effective rate of 21.6%, in 2010, and $53.7 million, for an effective tax rate of 23.1% in 2009. The effective income tax rates differed from the U.S. statutory rate of 35% during the comparable periods primarily due to the effect of tax-exempt income from loans, securities and life insurance policies. The increase in the effective tax rate for 2011 compared to 2010 was primarily due to the correction, during the third quarter of 2011, of an under-accrual of taxes that resulted from incorrectly deducting premium amortization on municipal securities for federal income tax purposes since 2008. As a result, the Corporation recognized additional income tax expense totaling $4.1 million, which included interest, related to the 2010, 2009 and 2008 tax years. Excluding the effect of the correction related to prior year amounts, the Corporation's effective tax rate would have been 22.6% for 2011. The decrease in the effective tax rate during 2010 compared to 2009 was primarily the result of an increase in holdings of tax-exempt municipal securities.

Sources and Uses of Funds

The following table illustrates, during the years presented, the mix of the Corporation's funding sources and the assets in which those funds are invested as a percentage of the Corporation's average total assets for the period indicated. Average assets totaled $18.6 billion in 2011 compared to $17.2 billion in 2010 and $15.7 billion in 2009.

	2011	2010	2009
Sources of Funds:			
Deposits:			
Non-interest-bearing	30.9%	29.2%	27.1%
Interest-bearing	51.1	52.5	52.0
Federal funds purchased and repurchase agreements	3.2	2.8	3.9
Long-term debt and other borrowings	1.7	2.2	3.7
Other non-interest-bearing liabilities	1.4	1.5	1.7
Equity capital	11.7	11.8	11.6
Total	100.0%	100.0%	100.0%
Uses of Funds:			
Loans	43.3%	47.3%	55.1%
Securities	33.5	30.3	27.1
Federal funds sold, resell agreements and interest-bearing deposits	13.5	11.6	5.7
Other non-interest-earning assets	9.7	10.8	12.1
Total	100.0%	100.0%	100.0%

Deposits continue to be the Corporation's primary source of funding. Average deposits increased $1.2 billion, or 8.4% in 2011 compared to 2010 and $1.6 billion, or 13.1% in 2010 compared to 2009. Non-interest-bearing deposits remain a significant source of funding, which has been a key factor in maintaining the Corporation's relatively low cost of funds. Non-interest-bearing deposits totaled 37.7% of total average deposits in 2011, 35.8% in 2010 and 34.3% in 2009. As stated previously in the section captioned "Supervision and Regulation" included in Item 1. Business, elsewhere in this report, the Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Corporation has not yet been determined, the Corporation may begin to incur interest costs associated with demand deposits in the future as market conditions warrant, in which case, the relative proportion of non-interest-bearing deposits to total deposits would be expected to decrease.

The Corporation primarily invests funds in loans and securities. Loans continue to be the largest component of the Corporation's mix of invested assets despite decreasing balances in recent years. Average loans decreased $82.2 million, or 1.0% in 2011 compared to 2010 and $527.4 million, or 6.1%, in 2010 compared to 2009. Average securities increased $998.6 million, or 19.2% in 2011 compared to 2010 and $950.9 million, or 22.3%, in 2010 compared to 2009. Average federal funds sold, resell agreements and interest-bearing deposits increased $519.2 million in 2011 compared to 2010 and $1.1 billion in 2010 compared to 2009. The increases in average securities and average federal funds sold, resell agreements and other interest-bearing deposits during the comparable years were primarily funded by deposit growth.

Loans

Year-end loans were as follows:

	2011	Percentage of Total	2010	2009	2008	2007
Commercial and industrial:						
Commercial	$ 3,553,989	44.5%	$ 3,479,349	$ 3,577,758	$ 3,950,648	$ 3,472,759
Leases	193,412	2.4	186,443	197,605	205,290	184,140
Asset-based	169,466	2.1	122,866	117,213	85,865	32,963
Total commercial and industrial	3,916,867	49.0	3,788,658	3,892,576	4,241,803	3,689,862
Commercial real estate:						
Commercial mortgages	2,383,479	29.8	2,374,542	2,327,471	2,250,442	1,982,786
Construction	434,870	5.5	593,273	659,459	755,704	560,176
Land	202,478	2.5	234,952	259,200	346,591	397,319
Total commercial real estate	3,020,827	37.8	3,202,767	3,246,130	3,352,737	2,940,281
Consumer real estate:						
Home equity loans	282,244	3.5	275,806	289,535	320,220	282,947
Home equity lines of credit	191,960	2.4	186,465	166,441	122,608	86,873
1-4 family residential mortgages	45,943	0.6	57,877	66,351	79,446	98,077
Construction	17,544	0.2	23,565	30,325	55,947	61,595
Other	225,118	2.8	254,551	275,780	266,862	220,897
Total consumer real estate	762,809	9.5	798,264	828,432	845,083	750,389
Total real estate	3,783,636	47.3	4,001,031	4,074,562	4,197,820	3,690,670
Consumer and other:						
Consumer installment	301,518	3.8	319,384	346,255	349,641	325,351
Student loans held for sale	-	-	-	24,201	28,889	62,861
Other	11,018	0.1	28,234	52,406	53,662	29,891
Total consumer and other	312,536	3.9	347,618	422,862	432,192	418,103
Unearned discounts	(17,910)	(0.2)	(20,287)	(22,220)	(27,733)	(29,273)
Total	$ 7,995,129	100.0%	$ 8,117,020	$ 8,367,780	$ 8,844,082	$ 7,769,362

Overview. Year-end total loans decreased $121.9 million, or 1.5%, during 2011 compared to 2010. The Corporation stopped originating 1-4 family residential mortgage loans in 2000, and as such, this portfolio is excluded when analyzing the growth of the loan portfolio. Student loans are similarly excluded because the Corporation primarily originated these loans for resale. Accordingly, student loans were classified as held for sale. During 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. All remaining student loans were sold during the second quarter of 2010. Excluding 1-4 family residential mortgages and student loans, year-end loans decreased $110.0 million, or 1.4% during 2011 compared to 2010, decreased $218.1 million, or 2.6%, during 2010 compared to 2009, decreased $458.5 million, or 5.3%, during 2009 compared to 2008 and increased $1.1 billion, or 14.8% during 2008 compared to 2007.

The majority of the Corporation's loan portfolio is comprised of commercial and industrial loans and real estate loans. Commercial and industrial loans made up 49.0% and 46.7% of total loans at December 31, 2011 and 2010 while real estate loans made up 47.3% and 49.3% of total loans at December 31, 2011 and 2010. Real estate loans include both commercial and consumer balances.

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. See Note 3 – Loans in the accompanying notes to consolidated financial statements included elsewhere in this report for further details of the Corporation's policies and procedures related to loan origination and risk management.

Commercial and Industrial Loans. Commercial and industrial loans increased $128.2 million, or 3.4%, from $3.8 billion at December 31, 2010 to $3.9 billion at December 31, 2011. The Corporation's commercial and industrial loans are a diverse group of loans to small, medium and large businesses. The purpose of these loans varies from supporting seasonal working capital needs to term financing of equipment. While some short-term loans may be made on an unsecured basis, most are secured by the assets being financed with collateral margins that are consistent with the Corporation's loan policy guidelines. The commercial and industrial loan portfolio also includes the commercial lease and asset-based lending portfolios as well as purchased shared national credits ("SNCs"), which are discussed in more detail below.

Industry Concentrations. As of December 31, 2011 and 2010, other than energy loans, there were no concentrations of loans within any single industry in excess of 10% of total loans, as segregated by Standard Industrial Classification code ("SIC code"). The SIC code is a federally designed standard industrial numbering system used by the Corporation to categorize loans by the borrower's type of business. The following table summarizes the industry concentrations of the Corporation's loan portfolio, as segregated by SIC code. Industry concentrations are stated as a percentage of year-end total loans as of December 31, 2011 and 2010:

	2011	**2010**
Industry concentrations:		
Energy	10.9%	9.9%
Medical services	6.8	6.5
Public finance	5.5	4.8
Services	3.0	3.3
General and specific trade contractors	3.0	3.0
Manufacturing, other	2.8	2.9
Religion	2.8	2.7
Insurance	2.4	2.6
Legal services	2.2	2.0
Restaurants	1.7	1.9
Building construction	1.3	2.8
All other (35 categories in 2011 and 2010)	57.6	57.6
Total loans	100.0%	100.0%

The Corporation's largest concentration in any single industry is in energy. Year-end energy loans were as follows:

	2011	2010
Energy loans:		
Production	$ 683,795	$ 603,887
Service	126,496	155,362
Manufacturing	40,265	23,459
Traders	16,768	20,793
Refining	3,262	3,387
Total energy loans	$ 870,586	$ 806,888

Large Credit Relationships. The market areas served by the Corporation include three of the top ten most populated cities in the United States. These market areas are also home to a significant number of Fortune 500 companies. As a result, the Corporation originates and maintains large credit relationships with numerous commercial customers in the ordinary course of business. The Corporation considers large credit relationships to be those with commitments equal to or in excess of $10.0 million, excluding treasury management lines exposure, prior to any portion being sold. Large relationships also include loan participations purchased if the credit relationship with the agent is equal to or in excess of $10.0 million. In addition to the Corporation's normal policies and procedures related to the origination of large credits, the Corporation's Central Credit Committee (CCC) must approve all new and renewed credit facilities which are part of large credit relationships. The CCC meets regularly and reviews large credit relationship activity and discusses the current pipeline, among other things. The following table provides additional information on the Corporation's large credit relationships outstanding at year-end.

	2011			2010		
	Number of Relationships	Period-End Balances		Number of Relationships	Period-End Balances	
		Committed	Outstanding		Committed	Outstanding
Large credit relationships:						
$20.0 million and greater	137	$4,625,356	$2,132,286	127	$4,168,836	$2,100,807
$10.0 million to $19.9 million	140	1,960,852	1,127,865	133	1,829,472	1,173,454

The average commitment per large credit relationship in excess of $20.0 million totaled $33.8 million at December 31, 2011 and $32.8 million at December 31, 2010. The average outstanding balance per large credit relationship with a commitment in excess of $20.0 million totaled $15.6 million at December 31, 2011 and $16.5 million at December 31, 2010. The average commitment per large credit relationship between $10.0 million and $19.9 million totaled $14.0 million at December 31, 2011 and $13.8 million at December 31, 2010. The average outstanding balance per large credit relationship with a commitment between $10 million and $19.9 million totaled $8.1 million at December 31, 2011 and $8.8 million at December 31, 2010.

Purchased Shared National Credits. Purchased SNCs are participations purchased from upstream financial organizations and tend to be larger in size than the Corporation's originated portfolio. The Corporation's purchased SNC portfolio totaled $537.4 million at December 31, 2011 increasing $77.4 million, or 16.8%, from $460.0 million at December 31, 2010. At December 31, 2011, 60.6% of outstanding purchased SNCs was related to the energy industry. The remaining purchased SNCs were diversified throughout various other industries, with no other single industry exceeding 10% of the total purchased SNC portfolio. Additionally, almost all of the outstanding balance of purchased SNCs was included in the commercial and industrial portfolio, with the remainder included in the real estate categories. SNC participations are originated in the normal course of business to meet the needs of the Corporation's customers. As a matter of policy, the Corporation generally only participates in SNCs for companies headquartered in or which have significant operations within the

Corporation's market areas. In addition, the Corporation must have direct access to the company's management, an existing banking relationship or the expectation of broadening the relationship with other banking products and services within the following 12 to 24 months. SNCs are reviewed at least quarterly for credit quality and business development successes. The following table provides additional information about certain credits within the Corporation's purchased SNCs portfolio as of year-end.

	2011			2010		
	Number of Relationships	Period-End Balances Committed	Period-End Balances Outstanding	Number of Relationships	Period-End Balances Committed	Period-End Balances Outstanding
Purchased shared national credits:						
$20.0 million and greater	36	$ 1,024,373	$ 382,356	30	$ 788,980	$ 312,349
$10.0 million to $19.9 million	16	224,141	132,163	16	250,181	122,613

Real Estate Loans. Real estate loans totaled $3.8 billion at December 31, 2011 decreasing $217.4 million, or 5.4%, compared to $4.0 billion at December 31, 2010. Commercial real estate loans totaled $3.0 billion, or 79.8% of total real estate loans, at December 31, 2011 and $3.2 billion, or 80.0% of total real estate loans, at December 31, 2010. The majority of this portfolio consists of commercial real estate mortgages, which includes both permanent and intermediate term loans. The Corporation's primary focus for the commercial real estate portfolio has been growth in loans secured by owner-occupied properties. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Consequently, these loans must undergo the analysis and underwriting process of a commercial and industrial loan, as well as that of a real estate loan.

The following tables summarize the Corporation's commercial real estate loan portfolio, as segregated by (i) the type of property securing the credit and (ii) the geographic region in which the loans were originated. Property type concentrations are stated as a percentage of year-end total commercial real estate loans as of December 31, 2011 and 2010:

	2011	2010
Property type:		
Office building	17.4%	16.5%
Office/warehouse	15.8	16.7
Medical offices and services	9.7	8.4
Non-farm/non-residential	7.8	7.1
Religious	7.3	6.6
Retail	4.9	6.2
Multifamily	4.0	4.2
1-4 family	3.8	4.6
All other	29.3	29.7
Total commercial real estate loans	100.0%	100.0%
Geographic region:		
Fort Worth	25.8%	27.1%
San Antonio	23.9	23.7
Houston	19.9	20.3
Austin	10.9	10.3
Dallas	8.3	8.0
Rio Grande Valley	6.5	5.5
Corpus Christi	4.7	5.1
Total commercial real estate loans	100.0%	100.0%

Consumer Loans. The consumer loan portfolio, including all consumer real estate, totaled $1.1 billion at both December 31, 2011 and 2010. As the following table illustrates as of year-end, the consumer loan portfolio has three distinct segments, including consumer real estate (excluding 1-4 family residential mortgages), consumer installment and 1-4 family residential mortgages.

	2011	2010
Consumer real estate:		
Home equity loans	$ 282,244	$ 275,806
Home equity lines of credit	191,960	186,465
Construction	17,544	23,565
Other	225,118	254,551
Total consumer real estate	716,866	740,387
Consumer installment	301,518	319,384
1-4 family residential mortgages	45,943	57,877
Total consumer loans	$ 1,064,327	$ 1,117,648

Consumer real estate loans, excluding 1-4 family residential mortgages, decreased $23.5 million, or 3.2%, from December 31, 2010. Combined, home equity loans and lines of credit made up 66.1% and 62.4% of the consumer real estate loan total at December 31, 2011 and 2010. The Corporation offers home equity loans up to 80% of the estimated value of the personal residence of the borrower, less the value of existing mortgages and home improvement loans.

The consumer installment loan portfolio primarily consists of automobile loans, unsecured revolving credit products, personal loans secured by cash and cash equivalents, and other similar types of credit facilities.

As previously stated, the Corporation discontinued the origination of student loans for resale, aside from previously outstanding commitments, during 2008 and sold all remaining student loans during 2010. Student loans were primarily originated for resale on the secondary market and classified as "held for sale" though included in total loans in the consolidated balance sheet. Student loans were generally sold on a non-recourse basis after the deferment period ended; however, from time to time, the Corporation sold such loans prior to the end of the deferment period. The Corporation sold approximately $23.5 million of student loans during 2010 and $4.6 million during 2009.

In general, the Corporation no longer originates 1-4 family mortgage loans; however, from time to time, the Corporation may invest in such loans to meet the needs of its customers.

Foreign Loans. The Corporation makes U.S. dollar-denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2011 or 2010.

Maturities and Sensitivities of Loans to Changes in Interest Rates. The following table presents the maturity distribution of the Corporation's loans, excluding 1-4 family residential real estate loans and unearned discounts, at December 31, 2011. The table also presents the portion of loans that have fixed interest rates or variable interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the prime rate or LIBOR.

	Due in One Year or Less	After One, but Within Five Years	After Five Years	Total
Commercial and industrial	$ 1,886,994	$ 1,649,588	$ 380,285	$ 3,916,867
Real estate construction	141,055	211,627	99,732	452,414
Commercial real estate and land	399,099	1,195,147	991,711	2,585,957
Consumer and other	175,221	199,654	636,983	1,011,858
Total	$ 2,602,369	$ 3,256,016	$ 2,108,711	$ 7,967,096
Loans with fixed interest rates	$ 833,296	$ 1,005,231	$ 1,222,336	$ 3,060,863
Loans with floating interest rates	1,769,073	2,250,785	886,375	4,906,233
Total	$ 2,602,369	$ 3,256,016	$ 2,108,711	$ 7,967,096

The Corporation generally structures commercial loans with shorter-term maturities in order to match the Corporation's funding sources and to enable the Corporation to effectively manage the loan portfolio by providing the flexibility to respond to liquidity needs, changes in interest rates and changes in underwriting standards and loan structures, among other things. Due to the shorter-term nature of such loans, from time to time and in the ordinary course of business, the Corporation will renew/extend maturing lines of credit or refinance existing loans at their maturity dates. These renewals, extensions and refinancings are made in the ordinary course of business for customers that meet the Corporation's normal level of credit standards. Such borrowers typically request renewals to support their on-going working capital needs to finance their operations. Such borrowers are not experiencing financial difficulties and generally could obtain similar financing from another financial institution. In connection with each renewal, extension or refinancing, the Corporation may require a principal reduction, adjust the rate of interest and/or modify the structure and other terms to reflect the current market pricing/structuring for such loans or to maintain competitiveness with other financial institutions. In such cases, the Corporation does not generally grant concessions, and, except for those reported in Note 3 – Loans, any such renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled debt restructurings pursuant to applicable accounting guidance. During 2011, renewals, extensions and refinancings of commercial and industrial loans totaled approximately $1.6 billion while renewals, extensions and refinancings of commercial real estate and construction loans totaled approximately $603.4 million. Due to the shorter-term structuring of the Corporation's loan portfolio, some loans may renew multiple times in a given year as a result of general customer practice and need. Loans exceeding $1.0 million undergo a complete underwriting process at each renewal.

Non-Performing Assets and Potential Problem Loans

Non-Performing Assets. Year-end non-performing assets and accruing past due loans were as follows:

	2011	2010	2009	2008	2007
Non-accrual loans:					
Commercial and industrial	$ 43,874	$ 60,408	$ 82,219	$ 27,123	$ 11,445
Real estate	49,736	76,270	63,926	36,764	12,026
Consumer and other	728	462	722	1,287	972
Total non-accrual loans	94,338	137,140	146,867	65,174	24,443
Restructured loans	-	-	-	-	-
Foreclosed assets:					
Real estate	26,608	27,339	33,305	12,312	4,596
Other	-	471	7	554	810
Total foreclosed assets	26,608	27,810	33,312	12,866	5,406
Total non-performing assets	$ 120,946	$ 164,950	$ 180,179	$ 78,040	$ 29,849
Ratio of non-performing assets to:					
Total loans and foreclosed assets	1.51%	2.03%	2.14%	0.88%	0.38%
Total assets	0.60	0.94	1.11	0.52	0.22
Accruing past due loans:					
30 to 89 days past due	$ 42,463	$ 55,045	$ 90,173	$ 102,053	$ 45,290
90 or more days past due	17,417	26,922	23,911	19,751	14,347
Total accruing past due loans	$ 59,880	$ 81,967	$ 114,084	$ 121,804	$ 59,637
Ratio of accruing past due loans to total loans:					
30 to 89 days past due	0.53%	0.68%	1.08%	1.16%	0.58%
90 or more days past due	0.22	0.33	0.28	0.22	0.19
Total accruing past due loans	0.75%	1.01%	1.36%	1.38%	0.77%

Non-performing assets include non-accrual loans and foreclosed assets. Non-performing assets at December 31, 2011 decreased $44.0 million from December 31, 2010. While down significantly in 2011, in general, the level of non-performing assets in recent years is reflective of the weaker economic conditions which began in the latter part of 2008. Non-accrual commercial and industrial loans included two credit relationships in excess of $5 million totaling $17.3 million at December 31, 2011 and three credit relationships in excess of $5 million totaling $25.8 million at December 31, 2010. Non-accrual real estate loans primarily consist of land development, 1-4 family residential construction credit relationships and loans secured by office buildings and religious facilities. Non-accrual commercial real estate loans included one credit relationship in excess of $5 million totaling $5.8 million at December 31, 2011 and one credit relationship in excess of $5 million totaling $6.4 million at December 31, 2010.

Non-performing assets at December 31, 2010 decreased $15.2 million from December 31, 2009. Non-accrual commercial loans included three credit relationships in excess of $5 million totaling $25.8 million at December 31, 2010 and three credit relationships in excess of $5 million totaling $37.6 million at December 31, 2009. Non-accrual commercial and commercial real estate loans also included $6.5 million and $16.3 million in loans to certain Mexican borrowers at December 31, 2010 and December 31, 2009, respectively, primarily related to deterioration in the U.S. dollar exchange rate of the Mexican peso. Non-performing assets at December 31, 2009 increased $102.1 million from December 31, 2008. The increase in non-accrual commercial loans was partly related to the addition of two credit relationships with an aggregate total of $31.4 million. Non-accrual commercial and commercial real estate loans at December 31, 2009 also included the aforementioned $16.3 million in loans to certain Mexican borrowers. The increase in non-accrual real estate loans was primarily related to land development and 1-4 family residential construction credit relationships. Non-performing assets at December 31, 2008 increased $48.2 million from December 31, 2007. The increase in non-performing assets was primarily related to land development and 1-4 family residential construction credit relationships. The increase was reflective of the deterioration of economic conditions during 2008, as well as overall growth in the loan portfolio.

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days past due and/or management deems the collectibility of the principal and/or interest to be in question, as well as when required by regulatory requirements. Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for loan losses. Subsequent to foreclosure, the fair value of property held is monitored/evaluated by a third-party service and reviewed with management on a quarterly basis. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties. During 2011 and 2010, foreclosed assets, particularly among certain classes of property (primarily land), experienced significant deterioration in fair values as a result of the prevailing weaker economic conditions. Write-downs of foreclosed assets totaled $2.8 million and $2.3 million, during 2011 and 2010, respectively. During 2011, the Corporation recognized write-downs on 29 different properties/relationships with the average write-down totaling $96 thousand and the largest individual write-down totaling $689 thousand. The weighted-average percentage write-down was 30.3%. The weighted-average number of days these properties were held as foreclosed assets prior to write-down was 276 days. During 2010, the Corporation recognized write-downs on 60 different properties/relationships with the average write-down totaling $38 thousand and the largest individual write-down totaling $220 thousand. The weighted-average percentage write-down was 22.5%. The weighted-average number of days these properties were held as foreclosed assets prior to write-down was 336 days. There were no significant concentrations of any properties, to which the aforementioned write-downs relate, in any single geographic region.

Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor's potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. At December 31, 2011 and 2010, the Corporation had $42.6 million and $33.8 million in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2011, potential problem loans consisted of seven credit relationships. Of the total outstanding balance at December 31, 2011, 66.2% related to two customers in the construction industry and 14.3% related to two customers in manufacturing. Weakness in these companies' operating performance has caused the Corporation to heighten the attention given to these credits.

Allowance For Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, classified and criticized loans and net charge-offs or recoveries, among other factors. The provision for loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools. See Note 3 - Loans in the accompanying notes to consolidated financial statements included elsewhere in this report for further details regarding the Corporation's methodology for estimating the appropriate level of the allowance for loan losses.

The table below provides an allocation of the year-end allowance for loan losses by loan type; however, allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories:

	2011		2010		2009		2008		2007	
	Allowance for Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Loan Losses	Percentage of Loans in each Category to Total Loans	Allowance for Loan Losses	Percentage of Loans in each Category to Total Loans
Commercial and industrial	$ 42,774	49.0%	$ 57,789	46.7%	$ 57,394	46.5%	$ 51,534	48.0%	$ 50,245	47.1%
Commercial real estate	20,912	37.8	28,534	39.5	28,514	38.8	25,928	37.9	19,215	37.8
Consumer real estate	3,540	9.5	3,223	9.8	2,560	9.9	3,217	9.6	1,585	9.7
Consumer and other	12,635	3.7	11,974	4.0	16,929	4.8	18,846	4.5	13,426	5.4
Unallocated	30,286	-	24,796	-	19,912	-	10,719	-	7,868	-
Total	$ 110,147	100%	$ 126,316	100.0%	$ 125,309	100.0%	$ 110,244	100.0%	$ 92,339	100.0%

As of December 31, 2011, the reserve allocated to commercial and industrial loans decreased $15.0 million compared to December 31, 2010. The decrease was related to decreases in the level of classified loans and allocations for specific loans. Classified commercial and industrial loans (loans having a risk grade of 11, 12 or 13) totaled $139.2 million at December 31, 2011 compared to $198.3 million at December 31, 2010. Specific allocations of the allowance for loan losses related to commercial and industrial loans totaled $2.7 million at December 31, 2011 compared to $9.1 million at December 31, 2010. The decrease was also partly due to a decrease in the historical loss allocation factor applied to non-classified commercial and industrial loans. The base historical loss allocation for each category of loans is the product of the volume of loans within each level of risk classification and the historical loss allocation factor for that particular level of risk classification, adjusted, as necessary to reflect the impact of current conditions. The base historical loss allocation is then adjusted upwards utilizing an environmental adjustment factor that is based upon a more qualitative analysis of risk. See Note 3 - Loans in the accompanying notes to consolidated financial statements for information regarding the various risks that may be considered in the determination of the environmental adjustment factor. Prior to the first quarter of 2011, the base historical loss allocation factors for non-classified loans determined based upon actual historical loss experience were adjusted upwards given the continued higher levels of charge-offs relative to historical average and the prevailing uncertain economic conditions. During the first quarter of 2011, the amounts of these upward adjustments were partly reduced in light of the decreasing trend in classified loans and an improvement in the outlook related to credit quality. The impact of these reductions was partly offset by the effect of a new allocation for distressed industries and an increase in the environmental adjustment factor. As more fully discussed in Note 3 - Loans in the accompanying notes to consolidated financial statements, the distressed industries allocation was added to the Corporation's methodology for the determination of reserves allocated to specific loan portfolio segments in 2011. The distressed industries allocation related to commercial and industrial loans totaled $4.1 million at December 31, 2011. The environmental adjustment factor resulted in additional general valuation allowances for commercial and industrial loans totaling $5.6 million at December 31, 2011 and $4.4 million at December 31, 2010.

As of December 31, 2011, the reserve allocated to commercial real estate loans decreased $7.6 million compared to December 31, 2010. The decrease was primarily related to decreases in the level of classified loans and allocations for specific loans. Classified commercial real estate loans totaled $180.0 million at December 31, 2011 compared to $213.6 million at December 31, 2010. Specific allocations of the allowance for loan losses related to commercial real estate loans totaled $1.1 million at December 31, 2011 compared to $4.4 million at December 31, 2010. The decrease was also partly due to a decrease in the historical loss allocation factor applied to non-classified commercial real estate loans, as discussed above with regards to commercial and industrial loans. The impact of these reductions was partly offset by the effect of a new allocation for distressed industries and an increase in the environmental adjustment factor. The distressed industries allocation related to commercial real estate loans totaled $922 thousand at December 31, 2011. The environmental adjustment factor resulted in additional general valuation allowances for commercial real estate loans totaling $3.7 million at December 31, 2011 and $3.0 million at December 31, 2010.

The reserve allocated to consumer real estate loans at December 31, 2011 increased $317 thousand compared to December 31, 2010, while the reserve allocated to consumer and other loans at December 31, 2011 increased $661 thousand compared to December 31, 2010. The increases in the reserves allocated to consumer real estate loans and consumer and other loans were primarily related to increases in the historical loss allocation factors applied to these loan segments and an increase in the environmental adjustment factor, partly offset by the effect of a decrease in the volume of loans in each of these segments.

The unallocated portion of the allowance for loan losses represents general valuation allowances that are not allocated to specific loan portfolio segments. See Note 3 - Loans in the accompanying notes to consolidated financial statements for information regarding the components of the unallocated portion of the allowance. The unallocated portion of the allowance for loan losses at December 31, 2011 increased $5.5 million compared to December 31, 2010. This fluctuation was primarily due to an increase in the allocation for excessive industry concentrations which totaled $7.0 million at December 31, 2011 compared to $1.7 million at December 31, 2010. The increase was primarily related to new industry concentrations that were not considered to be excessive industry concentrations in 2010. In addition, during 2011, the Corporation refined its methodology for the determination of general valuation allowances to (i) provide additional allocations for loans that did not undergo a separate, independent concurrence review during the underwriting process (generally those loans under $1.0 million at origination), (ii) reduce the minimum balance/commitment threshold for which allocations are made for highly leveraged credit relationships that exceed specified risk grades, (iii) lower the maximum risk grade thresholds for highly leveraged credit relationships, and (iv) include a reduction factor for recoveries of prior charge-offs to compensate for the fact that historical loss allocations are based upon gross charge-offs rather than net. The net effect of these changes to the Corporation's methodology for the determination of general valuation allowances did not significantly impact the level of the unallocated portion of the allowance for loan losses at December 31, 2011 compared to December 31, 2010.

During 2010, the reserve allocated to commercial and industrial loans and commercial and consumer real estate loans did not significantly fluctuate compared to 2009 as the effect of a slight decrease in the level of classified loans as well as decreases in the overall volume of commercial and industrial loans and real estate loans was offset by the effect of increases in the historical loss allocation factors applied to both classified and non-classified loans. The historical loss allocation factors for non-classified loans determined based upon actual historical experience were adjusted upwards given the continued higher levels of net charge-offs relative to historical average and the continued uncertain economic conditions. Specific valuation allowances related to commercial and industrial loans decreased approximately $2.8 million in 2010 compared to 2009 while specific valuation allowances related to real estate loans increased $2.8 million in 2010 compared to 2009. The decrease in the reserve allocated to consumer and other loans during 2010 compared to 2009 was primarily related to a decrease in the volume of such loans. Despite improving economic conditions relative to 2009, the increase in the unallocated portion of the allowance for loan losses during 2010 compared to 2009 was reflective of continued economic uncertainty resulting from weakness in certain business sectors (including contractors, builders, commercial real estate, manufacturing and healthcare), high unemployment and relatively low consumer spending activity. The Corporation primarily monitors communications and statistical data from the Federal Reserve and other agencies of the U.S. government in assessing the status of these factors. By the end of 2010, management believed that the improving trends seen in certain components of the Texas Leading Index, as well as in the national economy as a whole, were primarily driven by government stimulus programs, the extension of tax cuts and the monetary policy of the Federal Reserve with regards to quantitative easing. Such measures were expected to act as a catalyst for long-term growth; however, while short-term improvements were seen, management believes that these measures did not lead to private-sector employment growth and increased consumer spending levels as they were expected.

During 2009, the reserve allocated to commercial and industrial loans and commercial real estate loans increased $5.9 million and $2.6 million, respectively, compared to 2008 primarily due to an increase in the historical loss allocation factors applied to non-classified loans. The historical loss allocation factors for non-classified loans determined based upon actual historical experience were adjusted upwards in 2009 given the significant increase in net charge-offs relative to historical average and the continued uncertain economic conditions. Specific valuation allowances related to commercial and industrial loans increased approximately $4.8 million in 2009 compared to 2008 while specific valuation allowances related to real estate loans decreased $461 thousand in 2009 compared to 2008. The $9.2 million increase in the unallocated portion of the allowance for loan losses during 2009 compared to 2008 was reflective of continued recessionary economic conditions which began in 2008.

During 2008, the reserve allocated to all categories of loans increased compared to 2007 primarily due to increases in the level of classified loans which impacted the level of allocations required based upon historical loss experience combined with overall growth in loans. Specific valuation allowances also increased in 2008. Specific valuation allowances related to commercial and industrial loans and real estate loans increased approximately $4.1 million and $2.0 million in 2008 compared to 2007, respectively. The increase in the reserve allocated to commercial and industrial loans due to the increase in classified loans and specific valuation allowances was mostly offset by a decrease in general valuation allowances related to large balance and highly leveraged credit relationships that exceed specified risk grades. The increase in the reserve allocated to real estate loans due to the increase in classified loans and specific valuation allowances was partly offset by a decrease in general valuation allowances previously allocated to compensate for concentration risk related to certain higher-risk categories of real estate loans. The increase in the unallocated portion of the allowance for loan losses during 2008 compared to 2007 was reflective of the deterioration of economic conditions during 2008.

Activity in the allowance for loan losses is presented in the following table.

	2011	2010	2009	2008	2007
Balance of allowance for loan losses at beginning of year	$ 126,316	$ 125,309	$ 110,244	$ 92,339	$ 96,085
Provision for loan losses	27,445	43,611	65,392	37,823	14,660
Charge-offs:					
Commercial and industrial	(33,678)	(31,324)	(35,432)	(13,910)	(7,541)
Real estate	(13,565)	(10,206)	(12,132)	(6,855)	(9,309)
Consumer and other	(9,442)	(11,893)	(12,047)	(8,422)	(8,309)
Total charge-offs	(56,685)	(53,423)	(59,611)	(29,187)	(25,159)
Recoveries:					
Commercial and industrial	4,526	2,794	2,525	3,285	2,125
Real estate	1,838	1,603	497	1,101	331
Consumer and other	6,707	6,422	6,262	4,883	4,297
Total recoveries	13,071	10,819	9,284	9,269	6,753
Net charge-offs	(43,614)	(42,604)	(50,327)	(19,918)	(18,406)
Balance at end of year	$ 110,147	$ 126,316	$ 125,309	$ 110,244	$ 92,339
Net charge-offs as a percentage of average loans	0.54%	0.52%	0.58%	0.24%	0.25%
Allowance for loan losses as a percentage of year-end loans	1.38	1.56	1.50	1.25	1.19
Allowance for loan losses as a percentage of year-end non-accrual loans	116.76	92.11	85.32	169.15	377.77
Average loans outstanding during the year	$8,042,968	$ 8,125,150	$ 8,652,563	$ 8,314,265	$ 7,464,140
Loans outstanding at year-end	7,995,129	8,117,020	8,367,780	8,844,082	7,769,362
Non-accrual loans outstanding at year-end	94,338	137,140	146,867	65,174	24,443

As stated above, the provision for loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The provision for loan losses decreased $16.2 million in 2011 to $27.4 million compared to $43.6 million in 2010 and decreased $21.8 million in 2010 compared to $65.4 million in 2009. The level of the provision for loan losses during 2011 is reflective of the decreasing trend in classified loans. The decrease in the provision for loan losses during 2010 is reflective of a decrease in the level of net charge-offs compared to 2009 as well as decreases in the level of classified loans and overall loan volumes. The increase in the provision for loan losses during 2009 compared to 2008 was partly due to higher levels of net charge-offs and an increase in classified loans related to the weaker economic conditions. The weak economic conditions particularly affected the performance of many of the Corporation's land development and 1-4 family residential construction credit relationships. The increase in 2008 compared to 2007 was partly due to a provision totaling approximately $10 million for probable loan losses related to Hurricane Ike which impacted the Corporation's Houston and Galveston market areas during the third quarter of 2008. In determining the amount of the provision, the Corporation identified customers that were likely impacted by the hurricane based on their geographic location. The Corporation adjusted risk grades for loans to these customers based on estimated loan payment abilities and loss of collateral value. Furthermore, the Corporation increased the historical loss allocation factors for all lower-risk, "pass" loans to customers within the areas directly impacted by Hurricane Ike and the greater Houston/Galveston market area as a whole. The increase in the provision for loan losses was also partly due to an increase in classified loans and the overall growth in loans, which increased $1.1 billion, or 13.8%, during 2008 compared to 2007.

Net charge-offs for 2011 increased $1.0 million compared to 2010 while net charge-offs in 2010 decreased $7.7 million compared to 2009 and net charge-offs during 2009 increased $30.4 million compared to 2008. The ratio of the allowance for loan losses to total loans decreased 18 basis points from 1.56% at December 31, 2010 to 1.38% at December 31, 2011. As a percentage of average loans, net charge-offs increased 2 basis points in 2011 compared to 2010, decreased 6 basis points in 2010 compared to 2009 and increased 34 basis points in 2009 compared to 2008. The level of net charge-offs in 2011 was partly related to the charge-off of several large credit relationships during the third quarter of 2011. Aside from these charge-offs, the overall trend in net charge-offs during 2011 reflects the continued improvement in the level of classified loans. The Corporation expects the level of net charge-offs to continue to trend downward as the overall credit quality of the loan portfolio continues to improve. The decrease in charge-offs in 2010 is reflective of a stabilization of the trend of increasing classified loans experienced through-out 2009 and early 2010 as well as the Corporation's ability to manage the overall credit quality of the loan portfolio. The increase in net charge-offs in 2009 is related to the deterioration of economic conditions which began in 2008.

The ratio of the allowance for loan losses to total loans decreased 18 basis points from 1.56% at December 31, 2010 to 1.38% at December 31, 2011, which is reflective of continued improvement in the level of classified loans. Management believes the recorded amount of the allowance for loan losses is appropriate based upon management's best estimate of probable losses that have been incurred within the existing portfolio of loans. Should any of the factors considered by management in evaluating the appropriate level of the allowance for loan losses change, the Corporation's estimate of probable loan losses could also change, which could affect the level of future provisions for loan losses.

Securities

Year-end securities were as follows:

	2011		2010		2009	
	Amount	**Percentage of Total**	**Amount**	**Percentage of Total**	**Amount**	**Percentage of Total**
Held to maturity:						
U.S. Treasury	$ 247,797	3.0%	$ 247,421	4.5%	$ -	-%
Residential mortgage-backed securities	11,874	0.2	4,405	0.1	5,115	0.1
States and political subdivisions	105,325	1.3	30,803	0.6	-	-
Other	1,000	-	1,000	-	1,000	-
Total	365,996	4.5	283,629	5.2	6,115	0.1
Available for sale:						
U.S. Treasury	2,056,732	25.2	987,031	18.1	400,255	8.2
U.S. government agencies/ corporations	250,884	3.1	-	-	-	-
Residential mortgage-backed securities	3,289,270	40.2	2,091,330	38.3	2,577,309	52.5
States and political subdivisions	2,154,813	26.4	2,040,300	37.4	1,868,658	38.1
Other	38,001	0.4	38,809	0.7	38,035	0.8
Total	7,789,700	95.3	5,157,470	94.5	4,884,257	99.6
Trading:						
U.S. Treasury	13,609	0.2	14,986	0.3	16,126	0.3
States and political subdivisions	-	-	115	-	-	-
Total	13,609	0.2	15,101	0.3	16,126	0.3
Total securities	$ 8,169,305	100.0%	$ 5,456,200	100.0%	$ 4,906,498	100.0%

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities held to maturity and securities available for sale as of December 31, 2011. Weighted-average yields have been computed on a fully taxable-equivalent basis using a tax rate of 35%. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as available for sale include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which have no maturity date. These securities have been included in the total column only.

	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:										
U.S. Treasury	$ -	-%	$ -	-%	$ 247,797	3.44%	$ -	-%	$ 247,797	3.44%
Residential mortgage- backed securities	-	-	127	8.27	1,040	2.77	10,707	3.05	11,874	3.08
States and political subdivisions	-	-	-	-	3,329	5.17	101,996	6.35	105,325	6.31
Other	-	-	1,000	1.39	-	-	-	-	1,000	1.39
Total	$ -	-	$ 1,127	2.17	$ 252,166	3.46	$ 112,703	6.04	$ 365,996	4.25
Available for sale:										
U.S. Treasury	$ -	-%	$ 2,056,732	1.12%	$ -	-%	$ -	-%	$ 2,056,732	1.12%
U.S. government agencies/ corporations	-	-	250,884	1.06	-	-	-	-	250,884	1.06
Residential mortgage- backed securities	-	-	34,127	5.10	1,337,851	2.78	1,917,292	4.10	3,289,270	3.56
States and political subdivisions	41,306	5.37	76,575	5.46	211,452	5.21	1,825,480	6.65	2,154,813	6.44
Other	-	-	-	-	-	-	-	-	38,001	-
Total	$ 41,306	5.37	$ 2,418,318	1.30	$ 1,549,303	3.09	$ 3,742,772	5.34	$ 7,789,700	3.59

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. The remaining securities are classified as trading. Trading securities are held primarily for sale in the near term and are carried at their fair values, with unrealized gains and losses included immediately in other income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

All mortgage-backed securities included in the above tables were issued by U.S. government agencies and corporations. At December 31, 2011, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of the Corporation's shareholders' equity. Approximately 97% of the securities in the Corporation's municipal bond portfolio were issued by political subdivisions or agencies within the State of Texas, of which approximately 91% are guaranteed by the Texas Permanent School Fund, which has a "triple-A" insurer financial strength rating.

The average taxable-equivalent yield on the securities portfolio was 4.57% in 2011 compared to 5.02% in 2010 and 5.45% in 2009. The decreases during the comparable years were primarily related to a decrease in the yield on taxable securities as proceeds from principal repayments were reinvested at lower market rates. Tax-exempt municipal securities totaled 35.2% of average securities in 2011 compared to 37.0% in 2010 and 34.0% in 2009. The average yield on taxable securities was 3.27% in 2011 compared to 3.84% in 2010 and 4.58% in 2009, while the average taxable-equivalent yield on tax-exempt securities was 6.97% in 2011 compared to 7.04% in 2010 and 7.15% in 2009. See the section captioned "Net Interest Income" included elsewhere in this discussion. The overall growth in the securities portfolio over the comparable periods was primarily funded by deposit growth.

Deposits

The table below presents the daily average balances of deposits by type and weighted-average rates paid thereon during the years presented:

	2011		2010		2009	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest-bearing demand deposits:						
Commercial and individual	$ 5,093,948		$ 4,546,054		$ 3,793,195	
Correspondent banks	324,954		310,599		360,238	
Public funds	320,080		167,127		105,051	
Total	5,738,982		5,023,780		4,258,484	
Interest-bearing deposits:						
Private accounts:						
Savings and interest checking	2,541,677	0.08%	2,277,982	0.13%	2,024,867	0.15%
Money market accounts	5,407,207	0.27	5,066,747	0.35	4,152,225	0.60
Time accounts of $100,000 or more	583,219	0.48	634,185	0.67	841,063	1.76
Time accounts under $100,000	544,512	0.41	616,903	0.63	768,615	1.56
Public funds	407,018	0.18	428,022	0.22	374,373	0.41
Total	9,483,633	0.23	9,023,839	0.33	8,161,143	0.69
Total deposits	$15,222,615	0.15	$14,047,619	0.21	$12,419,627	0.45

Average deposits increased $1.2 billion, or 8.4% in 2011 compared to 2010 and increased $1.6 billion, or 13.1% in 2010 compared to 2009. The most significant volume growth during the comparable years was in non-interest-bearing commercial and individual accounts, money market accounts, and savings and interest checking accounts. Deposit growth in 2011 was driven by new customer relationships as well as increased balances from existing customers. This growth was related, in part, to a new, expanded marketing campaign that began during the first quarter of 2011. The ratio of average interest-bearing deposits to total average deposits was 62.3% in 2011 compared to 64.2% in 2010 and 65.7% in 2009. The average cost of interest-bearing deposits and total deposits was 0.23% and 0.15% during 2011 compared to 0.33% and 0.21% during 2010 and 0.69% and 0.45% during 2009. The decrease in the average cost of interest-bearing deposits during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit given the current low interest rate environment. Additionally, the relative proportion of higher-cost time accounts to total average interest-bearing deposits decreased from 19.7% in 2009 to 13.9% in 2010 and 11.9% in 2011. As stated previously in the section captioned "Supervision and Regulation" included in Item 1. Business, elsewhere in this report, the Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Corporation has not yet been determined, the Corporation may begin to incur interest costs associated with demand deposits in the future as market conditions warrant.

The following table presents the proportion of each component of average non-interest-bearing deposits to the total of such deposits during the years presented:

	2011	2010	2009
Commercial and individual	88.8%	90.5%	89.1%
Correspondent banks	5.6	6.2	8.4
Public funds	5.6	3.3	2.5
Total	100.0%	100.0%	100.0%

Average non-interest-bearing deposits increased $715.2 million, or 14.2% in 2011 compared to 2010 while average non-interest-bearing deposits increased $765.3 million, or 18.0%, in 2010 compared to 2009. The increase in 2011 compared to 2010 was primarily due to a $547.9 million, or 12.1%, increase in average commercial and individual deposits. The increase in 2010 compared to 2009 was primarily due to a $752.9 million, or 19.8%, increase in average commercial and individual deposits.

The following table presents the proportion of each component of average interest-bearing deposits to the total of such deposits during the years presented:

	2011	2010	2009
Private accounts:			
Savings and interest checking	26.8%	25.3%	24.8%
Money market accounts	57.0	56.2	50.9
Time accounts of $100,000 or more	6.2	7.0	10.3
Time accounts under $100,000	5.7	6.8	9.4
Public funds	4.3	4.7	4.6
Total	100.0%	100.0%	100.0%

Total average interest-bearing deposits increased $459.8 million, or 5.1%, in 2011 compared to 2010 and increased $862.7 million, or 10.6%, in 2010 compared to 2009. The relative proportion of time accounts to total average interest-bearing deposits decreased from 19.7% in 2009 to 13.8% in 2010 and 11.9% in 2011, in favor of money market accounts and savings and interest checking accounts. The shift in relative proportions toward money market accounts and savings and interest checking accounts appears to be related to the lower interest rate environment experienced over the last three years as many customers appear to have become less inclined to invest their funds for extended periods.

Some of the Corporation's interest-bearing deposits were obtained through brokered transactions and the Corporation's participation in the Certificate of Deposit Account Registry Service (CDARS). Average brokered money market deposits totaled $27.4 million in 2011 compared to $222.6 million in 2010 and $98.2 million in 2009. The decrease in average brokered money market deposits in 2011 was a result of a decrease in the contracted amount during the fourth quarter of 2010. Average CDARS deposits totaled $52.8 million in 2011 compared to $81.7 million in 2010 and $148.7 million in 2009.

Geographic Concentrations. The following table summarizes the Corporation's average total deposit portfolio, as segregated by the geographic region from which the deposit accounts were originated. Certain accounts, such as correspondent bank deposits, are recorded at the statewide level. Geographic concentrations are stated as a percentage of average total deposits during the years presented.

	2011	2010	2009
San Antonio	31.3%	32.1%	31.9%
Fort Worth	18.7	18.6	19.9
Houston	18.0	16.6	17.6
Austin	10.5	10.1	10.3
Dallas	6.9	5.8	5.8
Corpus Christi	6.3	6.3	6.3
Rio Grande Valley	3.4	3.6	3.4
Statewide	4.9	6.9	4.8
Total	100.0%	100.0%	100.0%

The Corporation experienced deposit growth in all regions, except for the Statewide region, during 2011 compared to 2010. The Houston region had the largest dollar volume increase during 2011, increasing $408.7 million, or 17.5%. The Dallas region had the largest percentage increase, increasing $244.6 million, or 30.1%. Average deposits for the San Antonio region increased $246.1 million, or 5.5%, while average deposits for the Fort Worth and Austin regions increased $240.6 million, or 9.2%, and $181.9 million, or 12.8%, respectively. Average deposits for the Corpus Christi and Rio Grande Valley regions increased $71.4 million, or 8.1%, and $11.5 million, or 2.3%. The Statewide region decreased $229.8 million, or 23.6%, primarily due to a decrease in brokered money market accounts within the Corporation's capital markets division.

The Corporation experienced deposit growth in all regions during 2010 compared to 2009. The San Antonio region had the largest dollar volume increase during 2010, increasing $545.2 million, or 13.7%. The Statewide region had the largest percentage increase, increasing $376.1 million, or 62.9%, primarily due to growth in correspondent bank deposits and brokered money market accounts within the Corporation's capital markets division. Average deposits for the Houston region increased $163.1 million, or 7.5%, while average deposits for the Austin and Fort Worth regions increased $142.4 million, or 11.2%, and $138.1 million, or 5.6%, respectively. Average deposits for the Corpus Christi and Dallas regions increased $99.4 million, or 12.6%, and $88.3 million, or 12.2%.

Foreign Deposits. Mexico has historically been considered a part of the natural trade territory of the Corporation's banking offices. Accordingly, U.S. dollar-denominated foreign deposits from sources within Mexico have traditionally been a significant source of funding. Average deposits from foreign sources, primarily Mexico, totaled $745.4 million in 2011, $782.7 million in 2010 and $716.4 million in 2009.

Short-Term Borrowings

The Corporation's primary source of short-term borrowings is federal funds purchased from correspondent banks and repurchase agreements in the natural trade territory of the Corporation, as well as from upstream banks. Federal funds purchased and repurchase agreements totaled $722.2 million, $475.7 million and $482.0 million at December 31, 2011, 2010 and 2009. The maximum amount of these borrowings outstanding at any month-end was $722.2 million in 2011, $532.8 million in 2010 and $686.8 million in 2009. The weighted-average interest rate on federal funds purchased and repurchase agreements was 0.01% at both December 31, 2011 and 2010 and 0.05% at December 31, 2009.

The following table presents the Corporation's average net funding position during the years indicated:

	2011		2010		2009	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds sold and resell agreements	$ 14,509	0.42%	$ 20,646	0.36%	$ 59,236	0.35%
Federal funds purchased and repurchase agreements	(596,159)	0.08	(472,492)	0.09	(610,945)	0.17
Net funds position	$ (581,650)		$ (451,846)		$ (551,709)	

The net funds purchased position increased in 2011 compared to 2010 primarily due a $137.2 million increase in average repurchase agreements. The net funds purchased position decreased in 2010 compared to 2009 primarily due to a $89.9 million decrease in average repurchase agreements and a $48.5 million decrease in average federal funds purchased partly offset by the impact of a $35.6 million decrease in average federal funds sold and a $3.0 million decrease in average resell agreements. Average interest-bearing deposits totaled $2.5 billion in 2011 compared to $2.0 billion in 2010 and $829.2 million in 2009. During the reported periods, the Corporation has maintained excess liquid funds in interest-bearing deposits with the Federal Reserve rather than federal funds sold in order to capitalize on higher available yields.

Off Balance Sheet Arrangements, Commitments, Guarantees, and Contractual Obligations

The following table summarizes the Corporation's contractual obligations and other commitments to make future payments as of December 31, 2011. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements.

	Payments Due by Period				
	1 Year or Less	More than 1 Year but Less than 3 Years	3 Years or More but Less than 5 Years	5 Years or More	Total
Contractual obligations:					
Subordinated notes payable	$ -	$ -	$ -	$ 100,000	$ 100,000
Junior subordinated deferrable interest debentures	-	-	-	123,712	123,712
Federal Home Loan Bank advances	18	8	-	-	26
Operating leases	17,150	28,263	16,248	42,146	103,807
Deposits with stated maturity dates	1,072,954	123,185	-	-	1,196,139
	1,090,122	151,456	16,248	265,858	1,523,684
Other commitments:					
Commitments to extend credit	76,148	3,231,620	846,519	993,076	5,147,363
Standby letters of credit	6,658	218,138	1,322	9,785	235,903
	82,806	3,449,758	847,841	1,002,861	5,383,266
Total contractual obligations and other commitments	$1,172,928	$3,601,214	$864,089	$1,268,719	$6,906,950

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. The Corporation also holds certain assets which are not included in its consolidated balance sheets including assets held in fiduciary or custodial capacity on behalf of its trust customers and certain collateral funds resulting from acting as an agent in its securities lending program.

Commitments to Extend Credit. The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Commitments to extend credit outstanding at December 31, 2011 are included in the table above.

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby letters of credit outstanding at December 31, 2011 are included in the table above.

Trust Accounts. The Corporation also holds certain assets in fiduciary or custodial capacity on behalf of its trust customers. The estimated fair value of trust assets was approximately $25.2 billion (including managed assets of $10.3 billion and custody assets of $14.9 billion) at December 31, 2011. These assets were primarily composed of fixed income securities (42.7% of trust assets), equity securities (40.9% of trust assets) and cash equivalents (10.7% of trust assets).

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the then current net realizable fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.7 billion at December 31, 2011. At December 31, 2011, the Corporation held in trust liquid assets with a fair value of $1.7 billion as collateral for these agreements.

Capital and Liquidity

Capital. At December 31, 2011, shareholders' equity totaled $2.3 billion compared to $2.1 billion at December 31, 2010. In addition to net income of $217.5 million, other significant changes in shareholders' equity during 2011 included $112.2 million of dividends paid, other comprehensive income, net of tax, of $93.5 million, $16.0 million related to stock-based compensation and $7.4 million in proceeds from stock option exercises and the related tax benefits of $316 thousand. Additionally, the Corporation issued $1.4 million in newly issued common stock directly to the Corporation's 401(k) plan in connection with matching contributions.

The accumulated other comprehensive income/loss component of shareholders' equity totaled a net, after-tax, unrealized gain of $247.7 million at December 31, 2011 compared to a net, after-tax, unrealized gain of

$154.3 million at December 31, 2010. The increase was primarily due to a $131.0 million net after-tax increase in the net unrealized gain on securities available for sale partly offset by a $23.0 million net after-tax decrease in the accumulated net gain on effective cash flow hedges and a $14.6 million net after-tax increase in the net actuarial loss of the Corporation's defined benefit post-retirement benefit plans. Under current regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to securities available for sale, effective cash flow hedges and defined benefit post-retirement benefit plans do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios. Regulatory agencies for banks and bank holding companies utilize capital guidelines designed to measure Tier 1 and total capital and take into consideration the risk inherent in both on-balance sheet and off-balance sheet items. See Note 10 - Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report.

The Corporation paid quarterly dividends of $0.45, $0.46, $0.46 and $0.46 per common share during the first, second, third and fourth quarters of 2011, respectively, and quarterly dividends of $0.43, $0.45, $0.45 and $0.45 per common share during the first, second, third and fourth quarters of 2010. This equates to a dividend payout ratio of 51.6% in 2011 and 51.7% in 2010.

From time to time, the Corporation's board of directors has authorized stock repurchase plans. Stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards. No shares were repurchased under stock repurchase plans during 2011, 2010 or 2009. Also see Part II, Item 5 - Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, included elsewhere in this report.

Liquidity. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Corporation seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and resell agreements.

Liability liquidity is provided by access to funding sources which include core deposits and correspondent banks in the Corporation's natural trade area that maintain accounts with and sell federal funds to Frost Bank, as well as federal funds purchased and repurchase agreements from upstream banks and deposits obtained through financial intermediaries.

Since Cullen/Frost is a holding company and does not conduct operations, its primary sources of liquidity are dividends upstreamed from Frost Bank and borrowings from outside sources. Banking regulations may limit the amount of dividends that may be paid by Frost Bank. See Note 10 - Regulatory Matters in the accompanying notes to consolidated financial statements included elsewhere in this report regarding such dividends. At December 31, 2011, Cullen/Frost had liquid assets, including cash and resell agreements, totaling $189.2 million, which included $6.9 million in cash collateral on deposit with other financial institution counterparties to interest rate swap transactions.

The liquidity position of the Corporation is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Corporation's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Corporation.

In July 2010, the Corporation redeemed $12.4 million of floating rate junior subordinated deferrable interest debentures held of record by Summit Bancshares Statutory Trust I ("Summit Trust"). Concurrently, the $12.0 million of floating rate trust preferred securities issued by Summit Trust were also redeemed. See Note 7 - Borrowed Funds in the accompanying notes to consolidated financial statements included elsewhere in this report for additional information.

Impact of Inflation and Changing Prices

The Corporation's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP presently requires the Corporation to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Corporation is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Corporation, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Corporation's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy historically available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. In addition, the Federal Reserve Board has taken a variety of extraordinary actions during the current economic climate that have had a material expansionary effect on the money supply. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Corporation.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Corporation cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Accounting Standards Updates

See Note 19 - Accounting Standards Updates in the accompanying notes to consolidated financial statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact on the Corporation's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements and Factors that Could Affect Future Results" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report, and other cautionary statements set forth elsewhere in this report.

Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of its operations, the Corporation is primarily exposed to interest rate risk and, to a lesser extent, liquidity risk.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in many financial instruments such as loan prepayment options, deposit early withdrawal options and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which subsequently result in a narrowing of the profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as savings accounts, negotiable order of withdrawal accounts, and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The Corporation seeks to avoid fluctuations in its net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, the Corporation's interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee ("ALCO"), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships.

The Corporation utilizes an earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12 months. The model measures the impact on net interest income relative to a base case scenario of hypothetical fluctuations in interest rates over the next 12 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate derivatives, such as interest rate swaps, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered.

ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities or enter into derivative contracts to mitigate potential market risk.

For modeling purposes, as of December 31 2011, the model simulations projected that 100 and 200 basis point increases in interest rates would result in negative variances in net interest income of 1.7% and 2.2%, respectively, relative to the base case over the next 12 months, while a decrease in interest rates of 25 basis points would result in a negative variance in net interest income of 1.6% relative to the base case over the next 12 months. The December 31, 2011 model simulations were impacted by the assumption, for modeling purposes, that the Corporation will begin to pay interest on demand deposits in the first quarter of 2012, as further discussed below. As of December 31, 2010, the model simulations projected that 100 and 200 basis point increases in interest rates would result in positive variances in net interest income of 0.1% and 1.0%, respectively, relative to the base case over the next 12 months, while a decrease in interest rates of 25 basis points would result in a negative variance in net interest income of 0.7% relative to the base case over the next 12 months. The likelihood of a decrease in interest rates beyond 25 basis points as of December 31, 2011 and 2010 was considered to be remote given prevailing interest rate levels.

The Corporation has experienced significant growth in deposits in 2011 compared to 2010 which funded a significant increase in fixed-rate securities. This increase in fixed-rate securities coupled with the assumption, for modeling purposes, that the Corporation will begin paying interest on demand deposits that were previously non-interest-bearing as a result of recent legislation, as further discussed below, resulted in the model simulations indicating that the Corporation's balance sheet will become more liability sensitive relative to the base case over the next 12 months.

As mentioned above, financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") repealed the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Corporation has not yet been determined, the Corporation may begin to incur interest costs associated with demand deposits in the future as market conditions warrant. If this were to occur, the Corporation's balance sheet would likely become more liability sensitive. Because the interest rate that will ultimately be paid on these demand deposits depends upon a variety of factors, some of which are beyond the Corporation's control, the Corporation assumed an aggressive pricing structure for the purposes of the model simulations discussed above with interest payments beginning in the first quarter of 2012. Should the actual interest rate paid on demand deposits be less than the rate assumed in the model simulations, or should the interest rate paid for such deposits become an administered rate with less direct correlation to movements in general market interest rates, the Corporation's balance sheet could be less liability sensitive than the model simulations currently indicate.

As of December 31, 2011, the effect of a 200 basis point increase and a 25 basis point decrease in interest rates on the Corporation's derivative holdings would not result in a significant variance in the Corporation's net interest income.

The effects of hypothetical fluctuations in interest rates on the Corporation's securities classified as "trading" under ASC Topic 320, "Investments - Debt and Equity Securities" are not significant, and, as such, separate quantitative disclosure is not presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Cullen/Frost Bankers, Inc.

We have audited the accompanying consolidated balance sheets of Cullen/Frost Bankers, Inc. (the "Corporation") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen/Frost Bankers, Inc. at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cullen/Frost Bankers, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Antonio, Texas
February 3, 2012

Cullen/Frost Bankers, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2011	**2010**	**2009**
Interest income:			
Loans, including fees	$ 397,855	$ 409,651	$ 432,222
Securities:			
Taxable	127,072	121,402	125,084
Tax-exempt	91,672	81,311	63,362
Interest-bearing deposits	6,357	4,901	2,161
Federal funds sold and resell agreements	61	74	207
Total interest income	623,017	617,339	623,036
Interest expense:			
Deposits	22,179	29,973	56,015
Federal funds purchased and repurchase agreements	312	437	1,052
Junior subordinated deferrable interest debentures	6,783	6,982	7,231
Other long-term borrowings	11,967	16,488	22,059
Total interest expense	41,241	53,880	86,357
Net interest income	581,776	563,459	536,679
Provision for loan losses	27,445	43,611	65,392
Net interest income after provision for loan losses	554,331	519,848	471,287
Non-interest income:			
Trust fees	73,233	68,428	67,268
Service charges on deposit accounts	94,367	98,796	102,474
Insurance commissions and fees	35,421	34,015	33,096
Other charges, commissions and fees	34,005	30,452	27,699
Net gain (loss) on securities transactions	6,414	6	(1,260)
Other	46,562	50,336	64,429
Total non-interest income	290,002	282,033	293,706
Non-interest expense:			
Salaries and wages	252,028	239,589	230,643
Employee benefits	52,939	52,352	55,224
Net occupancy	46,968	46,166	44,188
Furniture and equipment	51,469	47,651	44,223
Deposit insurance	12,714	20,451	25,812
Intangible amortization	4,387	5,125	6,537
Other	137,593	124,207	125,611
Total non-interest expense	558,098	535,541	532,238
Income before income taxes	286,235	266,340	232,755
Income taxes	68,700	57,576	53,721
Net income	$ 217,535	$ 208,764	$ 179,034
Earnings per common share:			
Basic	$ 3.55	$ 3.44	$ 3.00
Diluted	3.54	3.44	3.00

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2011	December 31, 2010
Assets:		
Cash and due from banks	$ 574,039	$ 587,847
Interest-bearing deposits	2,314,251	2,171,828
Federal funds sold and resell agreements	19,302	61,302
Total cash and cash equivalents	2,907,592	2,820,977
Securities held to maturity, at amortized cost	365,996	283,629
Securities available for sale, at estimated fair value	7,789,700	5,157,470
Trading account securities	13,609	15,101
Loans, net of unearned discounts	7,995,129	8,117,020
Less: Allowance for loan losses	(110,147)	(126,316)
Net loans	7,884,982	7,990,704
Premises and equipment, net	319,042	316,909
Goodwill	528,072	527,684
Other intangible assets, net	10,604	14,335
Cash surrender value of life insurance policies	133,967	129,922
Accrued interest receivable and other assets	363,681	360,361
Total assets	$ 20,317,245	$ 17,617,092
Liabilities:		
Deposits:		
Non-interest-bearing demand deposits	$ 6,672,555	$ 5,360,436
Interest-bearing deposits	10,084,193	9,118,906
Total deposits	16,756,748	14,479,342
Federal funds purchased and repurchase agreements	722,202	475,673
Junior subordinated deferrable interest debentures	123,712	123,712
Other long-term borrowings	100,026	250,045
Accrued interest payable and other liabilities	331,020	226,640
Total liabilities	18,033,708	15,555,412
Shareholders' Equity:		
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized; none issued	-	-
Junior participating preferred stock, par value $0.01 per share; 250,000 shares authorized; none issued	-	-
Common stock, par value $0.01 per share; 210,000,000 shares authorized; 61,271,603 shares issued in 2011 and 61,108,184 shares issued in 2010	613	611
Additional paid-in capital	680,803	657,335
Retained earnings	1,354,759	1,249,484
Accumulated other comprehensive income (loss), net of tax	247,734	154,250
Treasury stock, 7,640 shares in 2011, at cost	(372)	-
Total shareholders' equity	2,283,537	2,061,680
Total liabilities and shareholders' equity	$ 20,317,245	$ 17,617,092

See accompanying Notes to Consolidated Financial Statements.

Cullen/Frost Bankers, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2011	**2010**	**2009**
Operating Activities:			
Net income	$ 217,535	$ 208,764	$ 179,034
Adjustments to reconcile net income to net cash from operating activities:			
Provision for loan losses	27,445	43,611	65,392
Deferred tax expense (benefit)	8,167	4,644	(9,854)
Accretion of loan discounts	(12,974)	(11,336)	(13,974)
Securities premium amortization (discount accretion), net	11,441	8,065	3,108
Net (gain) loss on securities transactions	(6,414)	(6)	1,260
Depreciation and amortization	37,628	37,588	36,459
Net (gain) loss on sale of loans held for sale and other assets	4,677	5,929	2,584
Stock-based compensation	15,963	14,925	12,645
Net tax benefit (deficiency) from stock-based compensation	(106)	(264)	815
Excess tax benefits from stock-based compensation	(422)	(683)	(681)
Earnings on life insurance policies	(4,045)	(4,517)	(4,858)
Net change in:			
Trading account securities	1,492	1,025	(1,574)
Student loans held for sale	-	24,029	4,829
Accrued interest receivable and other assets	(15,502)	69,830	68,162
Accrued interest payable and other liabilities	(10,516)	22,929	(69,418)
Net cash from operating activities	274,369	424,533	273,929
Investing Activities:			
Securities held to maturity:			
Purchases	(83,184)	(277,998)	(1,000)
Maturities, calls and principal repayments	665	708	1,832
Securities available for sale:			
Purchases	(8,752,573)	(11,194,766)	(12,389,403)
Sales	5,587,391	9,997,994	206,477
Maturities, calls and principal repayments	729,678	893,702	10,930,488
Net change in loans	70,200	176,599	403,865
Net cash paid in acquisitions	(650)	-	(1,205)
Proceeds from sales of premises and equipment	1,339	1,063	715
Purchases of premises and equipment	(26,719)	(16,826)	(78,262)
Benefits received on life insurance policies	-	-	650
Proceeds from sales of repossessed properties	18,562	19,705	6,460
Net cash from investing activities	(2,455,291)	(399,819)	(919,383)
Financing Activities:			
Net change in deposits	2,277,406	1,166,032	1,804,373
Net change in short-term borrowings	246,529	(6,375)	(591,231)
Proceeds from long-term borrowings	-	-	230,000
Principal payments on long-term borrowings	(150,019)	(18,889)	(230,015)
Proceeds from stock option exercises	7,438	38,807	16,226
Excess tax benefits from stock-based compensation	422	683	681
Purchase of treasury stock	(2,029)	(986)	(800)
Common stock/treasury stock sold to the 401(k) stock purchase plan	-	3,539	2,498
Cash dividends paid	(112,210)	(108,027)	(102,130)
Net cash from financing activities	2,267,537	1,074,784	1,129,602
Net change in cash and cash equivalents	86,615	1,099,498	484,148
Cash and cash equivalents at beginning of year	2,820,977	1,721,479	1,237,331
Cash and cash equivalents at end of year	$ 2,907,592	$ 2,820,977	$ 1,721,479

See accompanying Notes to Consolidated Financial Statements

Cullen/Frost Bankers, Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total
Balance at January 1, 2009	$ 602	$ 589,065	$ 1,080,160	$ 137,294	$ (43,594)	$ 1,763,527
Comprehensive income:						
Net income	-	-	179,034	-	-	179,034
Other comprehensive income, net of tax	-	-	-	16,911	-	16,911
Total comprehensive income						195,945
Stock option exercises (426,625 shares)	-	-	(6,147)	-	22,373	16,226
Tax benefits from stock-based compensation	-	1,496	-	-	-	1,496
Stock-based compensation expense recognized in earnings	-	12,645	-	-	-	12,645
Non-vested stock awards (56,300 shares)	-	(2,851)	(176)	-	3,027	-
Purchase of treasury stock (15,777 shares)	-	-	-	-	(800)	(800)
Treasury stock issued/sold to the 401(k) stock purchase plan (154,695 shares)	-	-	(638)	-	8,153	7,515
Cash dividends ($1.71 per share)	-	-	(102,130)	-	-	(102,130)
Balance at December 31, 2009	602	600,355	1,150,103	154,205	(10,841)	1,894,424
Comprehensive income:						
Net income	-	-	208,764	-	-	208,764
Other comprehensive income, net of tax	-	-	-	45	-	45
Total comprehensive income						208,809
Stock option exercises/deferred stock unit conversions (820,853 shares)	7	31,191	(1,225)	-	8,834	38,807
Tax benefits from stock-based compensation	-	419	-	-	-	419
Stock-based compensation expense recognized in earnings	-	14,925	-	-	-	14,925
Non-vested stock awards (22,360 shares)	-	(793)	-	-	793	-
Purchase of treasury stock (18,424 shares)	-	-	-	-	(986)	(986)
Treasury stock issued/sold to the 401(k) stock purchase plan (40,019 shares)	-	-	(131)	-	2,200	2,069
Common stock issued/sold to the 401(k) stock purchase plan (205,100 shares)	2	11,238	-	-	-	11,240
Cash dividends ($1.78 per share)	-	-	(108,027)	-	-	(108,027)
Balance at December 31, 2010	611	657,335	1,249,484	154,250	-	2,061,680
Comprehensive income:						
Net income	-	-	217,535	-	-	217,535
Other comprehensive income, net of tax	-	-	-	93,484	-	93,484
Total comprehensive income						311,019
Stock option exercises/deferred stock unit conversions (148,203 shares)	1	7,065	(50)	-	422	7,438
Tax benefits from stock-based compensation	-	316	-	-	-	316
Stock-based compensation expense recognized in earnings	-	15,963	-	-	-	15,963
Non-vested stock awards (22,360 shares)	-	(1,235)	-	-	1,235	-
Purchase of treasury stock (37,464 shares)	-	-	-	-	(2,029)	(2,029)
Common stock issued/sold to the 401(k) stock purchase plan (22,680 shares)	1	1,359	-	-	-	1,360
Cash dividends ($1.83 per share)	-	-	(112,210)	-	-	(112,210)
Balance at December 31, 2011	$ 613	$ 680,803	$ 1,354,759	$ 247,734	$ (372)	$ 2,283,537

See accompanying Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations. Cullen/Frost Bankers, Inc. (Cullen/Frost) is a financial holding company and a bank holding company headquartered in San Antonio, Texas that provides, through its subsidiaries, a broad array of products and services throughout numerous Texas markets. In addition to general commercial and consumer banking, other products and services offered include trust and investment management, investment banking, insurance brokerage, leasing, asset-based lending, treasury management and item processing.

Basis of Presentation. The consolidated financial statements include the accounts of Cullen/Frost and all other entities in which Cullen/Frost has a controlling financial interest (collectively referred to as the "Corporation"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies the Corporation follows conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry.

The Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE) under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Corporation consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Corporation's wholly owned subsidiary Cullen/Frost Capital Trust II is a VIE for which the Corporation is not the primary beneficiary. Accordingly, its accounts are not included in the Corporation's consolidated financial statements.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Corporation has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued. All acquisitions during the reported periods were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the Corporation's results of operations since their respective dates of acquisition.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The allowance for loan losses, the fair value of stock-based compensation awards, the fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting. Cash and cash equivalents include cash, deposits with other financial institutions that have an initial maturity of less than 90 days when acquired by the Corporation, federal funds sold and resell agreements. Net cash flows are reported for loans, deposit transactions and short-term borrowings. Additional cash flow information was as follows:

	Year Ended December 31,		
	2011	**2010**	**2009**
Cash paid for interest	$ 46,801	$ 56,924	$ 93,328
Cash paid for income tax	54,437	62,830	82,486
Significant non-cash transactions:			
Loans foreclosed and transferred to other real estate owned and foreclosed assets	21,126	19,518	36,111
Loans to facilitate the sale of other real estate owned	75	480	4,699
Common stock/treasury stock issued to the Corporation's 401(k) stock purchase plan	1,360	9,770	5,017
Transfers of other real estate owned to premises and equipment	-	-	976

Concentrations and Restrictions on Cash and Cash Equivalents. The Corporation maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Corporation is not exposed to any significant credit risks on cash and cash equivalents.

The Corporation was required to have $112.0 million and $104.9 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2011 and 2010. These deposits with the Federal Reserve Bank do not earn interest. Additionally, as of December 31, 2011 and 2010, the Corporation had $6.9 million and $8.5 million in cash collateral on deposit with other financial institution counterparties to interest rate swap transactions.

Repurchase/Resell Agreements. The Corporation purchases certain securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as assets in the accompanying consolidated balance sheets. The securities underlying these agreements are book-entry securities. The Corporation also sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remain in the asset accounts.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the loan term. Net loan commitment fees or costs for commitment periods greater than one year are deferred and amortized into fee income or other expense on a straight-line basis over the commitment period. Income on direct financing leases is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment. Further information regarding the Corporation's accounting policies related to past due loans, non-accrual loans, impaired loans and troubled-debt restructurings is presented in Note 3 – Loans.

Loans Acquired Through Transfer. Loans acquired through the completion of a transfer, including loans acquired in a business combination, that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Corporation will be unable to collect all contractually required payment receivable are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the "accretable yield," is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received).

Loans Held for Sale. Prior to the second quarter of 2008, the Corporation originated student loans primarily for sale in the secondary market. These loans were generally sold on a non-recourse basis and were carried at the lower of cost or market on an aggregate basis. Gains or losses recognized upon the sale of loans were determined on a specific identification basis. During the second quarter of 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. All remaining student loans were sold during the second quarter of 2010.

Allowance for Loan Losses. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio. The allowance for loan losses includes allowance allocations calculated in accordance with Accounting Standards Codification ("ASC") Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Further information regarding the Corporation's policies and methodology used to estimate the allowance for loan losses is presented in Note 3 – Loans.

Premises and Equipment. Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the related property. Leasehold improvements are generally depreciated over the lesser of the term of the respective leases or the estimated useful lives of the improvements.

Foreclosed Assets. Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets and totaled $26.6 million and $27.8 million at December 31, 2011 and 2010.

Goodwill. Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Goodwill is assigned to reporting units and tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. See Note 5 - Goodwill and Other Intangible Assets.

Intangibles and Other Long-Lived Assets. Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Corporation's intangible assets relate to core deposits, non-compete agreements and customer relationships. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Intangible assets with indefinite useful lives are not amortized until their lives are determined to be definite. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 5 - Goodwill and Other Intangible Assets.

Insurance Commissions and Fees. Commission revenue is recognized as of the effective date of the insurance policy. The Corporation also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Corporation. Contingent commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when the Corporation receives data from the insurance companies that allows the reasonable estimation of these amounts. The Corporation maintains a reserve for commission adjustments based on estimated policy cancellations. This reserve was not significant at December 31, 2011 or 2010.

Stock-Based Compensation. Compensation expense for stock options, non-vested stock awards/stock units and deferred stock units is based on the fair value of the award on the measurement date, which, for the Corporation, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options is estimated using a binomial lattice-based valuation model. The fair value of stock options granted prior to the fourth quarter of 2006 was estimated using the Black-Scholes option-pricing model. The fair value of non-vested stock awards/stock units and deferred stock units is generally the market price of the Corporation's stock on the date of grant.

Advertising Costs. Advertising costs are expensed as incurred.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. Interest and/or penalties related to income taxes are reported as a component of income tax expense.

The Corporation files a consolidated income tax return with its subsidiaries. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis.

Basic and Diluted Earnings Per Common Share. Effective January 1, 2009, the Corporation adopted new accounting guidance under Accounting Standards Codification ("ASC") Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Corporation has determined that its outstanding non-vested stock awards/stock units and deferred stock units are participating securities. Accordingly, effective

January 1, 2009, earnings per common share is computed using the two-class method prescribed under Financial Accounting Standards Board ("FASB") ASC Topic 260. All previously reported earnings per common share data has been retrospectively adjusted to conform to the new computation method.

Under the two-class method, basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 9 - Shareholders' Equity and Earnings Per Common Share.

Comprehensive Income. Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Corporation's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale, changes in the net actuarial gain/loss on defined benefit post-retirement benefit plans and changes in the accumulated gain/loss on effective cash flow hedging instruments. Comprehensive income is reported in the accompanying consolidated statements of changes in shareholders' equity. See Note 14 - Other Comprehensive Income.

Derivative Financial Instruments. The Corporation's hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on the Corporation's balance sheet. Derivatives executed with the same counterparty are generally subject to master netting arrangements, however, fair value amounts recognized for derivatives and fair value amounts recognized for the right/obligation to reclaim/return cash collateral are not offset for financial reporting purposes. The Corporation may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Corporation considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, the Corporation formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Corporation will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

Fair Value Measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Transfers of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Corporation, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Trust Assets. Assets of the Corporation's trust department, other than cash on deposit at Frost Bank, are not included in the accompanying financial statements because they are not assets of the Corporation.

Note 2 - Securities

Year-end securities held to maturity and available for sale consisted of the following:

	2011				2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Held to Maturity:								
U.S. Treasury	$ 247,797	$ 31,715	$ -	$ 279,512	$ 247,421	$ 13,517	$ -	$ 260,938
Residential mortgage-backed securities	11,874	153	-	12,027	4,405	136	-	4,541
States and political subdivisions	105,325	6,597	-	111,922	30,803	-	1,054	29,749
Other	1,000	-	-	1,000	1,000	-	-	1,000
Total	$ 365,996	$ 38,465	$ -	$ 404,461	$ 283,629	$ 13,653	$ 1,054	$ 296,228
Securities Available for Sale:								
U. S. Treasury	$ 2,020,621	$ 36,111	$ -	$ 2,056,732	$ 973,033	$ 13,998	$ -	$ 987,031
U.S. government agencies/ corporations	250,000	884	-	250,884	-	-	-	-
Residential mortgage-backed securities	3,135,064	154,386	180	3,289,270	1,989,299	103,018	987	2,091,330
States and political subdivisions	1,996,703	158,133	23	2,154,813	2,008,618	53,358	21,676	2,040,300
Other	38,001	-	-	38,001	38,809	-	-	38,809
Total	$ 7,440,389	$ 349,514	$ 203	$ 7,789,700	$ 5,009,759	$ 170,374	$ 22,663	$ 5,157,470

All mortgage-backed securities included in the above table were issued by U.S. government agencies and corporations. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost and are reported as other available for sale securities in the table above. The carrying value of securities pledged to secure public funds, trust deposits, repurchase agreements and for other purposes, as required or permitted by law was $2.4 billion and $2.3 billion at December 31, 2011 and 2010.

Year-end securities with unrealized losses, segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
2011						
Available for Sale						
Residential mortgage-backed securities	$ 103,258	$ 180	$ -	$ -	$ 103,258	$ 180
States and political subdivisions	-	-	1,164	23	1,164	23
Total	$ 103,258	$ 180	$ 1,164	$ 23	$ 104,422	$ 203
2010						
Held to Maturity						
States and political subdivisions	$ 29,749	$ 1,054	$ -	$ -	$ 29,749	$ 1,054
Total	$ 29,749	$ 1,054	$ -	$ -	$ 29,749	$ 1,054
Available for Sale						
Residential mortgage-backed securities	$ 101,141	$ 987	$ -	$ -	$ 101,141	$ 987
States and political subdivisions	855,428	21,521	1,346	155	856,774	21,676
Total	$ 956,569	$ 22,508	$ 1,346	$ 155	$ 957,915	$ 22,663

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

Management has the ability and intent to hold the securities classified as held to maturity in the table above until they mature, at which time the Corporation will receive full value for the securities. Furthermore, as of December 31, 2011, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Corporation will not have to sell any such securities before a recovery of cost. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2011, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The amortized cost and estimated fair value of securities, excluding trading securities, at December 31, 2011 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage-backed securities and equity securities are shown separately since they are not due at a single maturity date.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -	$ 41,078	$ 41,306
Due after one year through five years	1,000	1,000	2,342,618	2,384,191
Due after five years through ten years	251,126	283,161	195,338	211,452
Due after ten years	101,996	108,273	1,688,290	1,825,480
Residential mortgage-backed securities	11,874	12,027	3,135,064	3,289,270
Equity securities	-	-	38,001	38,001
Total	$ 365,996	$ 404,461	$ 7,440,389	$ 7,789,700

Sales of securities available for sale were as follows:

	2011	2010	2009
Proceeds from sales	$ 5,587,391	$ 9,997,994	$ 206,477
Gross realized gains	6,418	8	283
Gross realized losses	(4)	(2)	(1,543)
Tax (expense) benefit of securities gains/losses	(2,245)	(2)	441

Year-end trading account securities, at estimated fair value, were as follows:

	2011	2010
U.S. Treasury	$ 13,609	$ 14,986
States and political subdivisions	-	115
Total	$ 13,609	$ 15,101

Net gains and losses on trading account securities were as follows:

	Year Ended December 31,		
	2011	2010	2009
Net gain on sales transactions	$ 1,607	$ 1,688	$ 1,887
Net mark-to-market gains (losses)	(15)	145	101
Net gain on trading account securities	$ 1,592	$ 1,833	$ 1,988

Note 3 - Loans

Year-end loans consisted of the following:

	2011	2010
Commercial and industrial:		
Commercial	$ 3,553,989	$ 3,479,349
Leases	193,412	186,443
Asset-based	169,466	122,866
Total commercial and industrial	3,916,867	3,788,658
Commercial real estate:		
Commercial mortgages	2,383,479	2,374,542
Construction	434,870	593,273
Land	202,478	234,952
Total commercial real estate	3,020,827	3,202,767
Consumer real estate:		
Home equity loans	282,244	275,806
Home equity lines of credit	191,960	186,465
1-4 family residential mortgages	45,943	57,877
Construction	17,544	23,565
Other	225,118	254,551
Total consumer real estate	762,809	798,264
Total real estate	3,783,636	4,001,031
Consumer and other:		
Consumer installment	301,518	319,384
Other	11,018	28,234
Total consumer and other	312,536	347,618
Unearned discounts	(17,910)	(20,287)
Total loans	$ 7,995,129	$ 8,117,020

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Corporation's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Corporation's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2011, approximately 60% of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

Concentrations of Credit. Most of the Corporation's lending activity occurs within the State of Texas, including the four largest metropolitan areas of Austin, Dallas/Ft. Worth, Houston and San Antonio, as well as other markets. The majority of the Corporation's loan portfolio consists of commercial and industrial and commercial real estate loans. Other than energy loans, as of December 31, 2011 and 2010, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Student Loans Held for Sale. Prior to the second quarter of 2008, the Corporation originated student loans primarily for sale in the secondary market. These loans were generally sold on a non-recourse basis and were carried at the lower of cost or market on an aggregate basis. During the second quarter of 2008, the Corporation elected to discontinue the origination of student loans for resale, aside from previously outstanding commitments. All remaining student loans were sold during the second quarter of 2010.

Foreign Loans. The Corporation has U.S. dollar denominated loans and commitments to borrowers in Mexico. The outstanding balance of these loans and the unfunded amounts available under these commitments were not significant at December 31, 2011 or 2010.

Related Party Loans. In the ordinary course of business, the Corporation has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. Activity in related party loans during 2011 is presented in the following table. Other changes were primarily related to increased letters of credit.

Balance outstanding at December 31, 2010	$ 59,174
Principal additions	22,401
Principal reductions	(20,914)
Other changes	696
Balance outstanding at December 31, 2011	$ 61,357

Non-Accrual and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, the Corporation considers the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to the Corporation's collateral position. Regulatory provisions would typically require the placement of a loan on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on non-accrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Year-end non-accrual loans, segregated by class of loans, were as follows:

	2011	2010
Commercial and industrial:		
Energy	$ -	$ -
Other commercial	43,874	60,408
Commercial real estate:		
Buildings, land and other	43,820	64,213
Construction	1,329	9,299
Consumer real estate	4,587	2,758
Consumer and other	728	462
Total	$ 94,338	$ 137,140

As of December 31, 2011, non-accrual loans reported in the table above included $7.8 million related to loans that were restructured as "troubled debt restructurings" during 2011. See the section captioned "Troubled Debt Restructurings" elsewhere in this note.

Had non-accrual loans performed in accordance with their original contract terms, the Corporation would have recognized additional interest income, net of tax, of approximately $3.3 million in 2011, $3.9 million in 2010 and $4.0 million in 2009.

An age analysis of past due loans (including both accruing and non-accruing loans), segregated by class of loans, as of December 31, 2011 was as follows:

	Loans 30-89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Past Due
Commercial and industrial:						
Energy	$ 580	$ -	$ 580	$ 870,006	$ 870,586	$ -
Other commercial	16,205	22,082	38,287	3,007,994	3,046,281	5,302
Commercial real estate:						
Buildings, land and other	22,264	27,168	49,432	2,536,525	2,585,957	8,821
Construction	604	532	1,136	433,734	434,870	484
Consumer real estate	7,884	4,951	12,835	749,974	762,809	2,606
Consumer and other	1,860	303	2,163	310,373	312,536	204
Unearned discounts	-	-	-	(17,910)	(17,910)	-
Total	$ 49,397	$ 55,036	$ 104,433	$ 7,890,696	$ 7,995,129	$ 17,417

Impaired Loans. Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Regulatory guidelines require the Corporation to reevaluate the fair value of collateral supporting impaired collateral dependent loans on at least an annual basis. While the Corporation's policy is to comply with the regulatory guidelines, the Corporation's general practice is to reevaluate the fair value of collateral supporting impaired collateral dependent loans on a quarterly basis. Thus, appraisals are never considered to be outdated, and the Corporation does not need to make any adjustments to the appraised values. The fair value of collateral supporting impaired collateral dependent loans is evaluated by the Corporation's internal appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. The fair value of collateral supporting impaired collateral dependent construction loans is based on an "as is" valuation.

Year-end impaired loans are set forth in the following table. No interest income was recognized on impaired loans subsequent to their classification as impaired.

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
2011						
Commercial and industrial:						
Energy	$ -	$ -	$ -	$ -	$ -	$ -
Other commercial	57,723	34,712	4,619	39,331	2,696	53,830
Commercial real estate:						
Buildings, land and other	51,163	38,686	2,243	40,929	1,113	48,635
Construction	1,568	1,281	-	1,281	-	4,339
Consumer real estate	2,499	1,719	751	2,470	95	1,845
Consumer and other	562	554	-	554	-	265
Total	$ 113,515	$ 76,952	$ 7,613	$ 84,565	$ 3,904	$ 108,914
2010						
Commercial and industrial:						
Energy	$ -	$ -	$ -	$ -	$ -	$ 1,012
Other commercial	73,518	40,901	14,541	55,442	9,137	61,076
Commercial real estate:						
Buildings, land and other	72,099	50,551	11,254	61,805	4,076	59,179
Construction	9,834	8,553	747	9,300	300	8,132
Consumer real estate	517	517	-	517	-	960
Consumer and other	-	-	-	-	-	393
Total	$ 155,968	$ 100,522	$ 26,542	$ 127,064	$ 13,513	$ 130,752

The average recorded investment in impaired loans was $128.5 million in 2009.

Troubled Debt Restructurings. The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Troubled debt restructurings during 2011 are set forth in the following table. There were no troubled debt restructurings during 2010.

	Balance at Restructuring Date	Balance at December 31, 2011
Commercial and industrial:		
Other commercial	$ 191	$ 179
Commercial real estate:		
Buildings, land and other	7,519	6,183
Consumer real estate	969	932
Consumer	469	456
	$ 9,148	$ 7,750

All of the loans identified as troubled debt restructurings by the Corporation were previously on non-accrual status and reported as impaired loans prior to restructuring. The modifications primarily related to extending the amortization periods of the loans. The Corporation did not grant interest-rate concessions on any restructured loan. All loans restructured during 2011 that remain outstanding are on non-accrual status as of December 31, 2011. See the section captioned "Non-accrual Loans" elsewhere in this note. Because the loans were classified and on non-accrual status both before and after restructuring, the modifications did not impact the Corporation's determination of the allowance for loan losses. As of December 31, 2011, one commercial real estate loan restructured in 2011 with a balance of $282 thousand at December 31, 2011 was in default. This default did not significantly impact the Corporation's determination of the allowance for loan losses.

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Corporation's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) the delinquency status of consumer loans (see details above) (iv) net charge-offs, (v) non-performing loans (see details above) and (vi) the general economic conditions in the State of Texas.

The Corporation utilizes a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 14. A description of the general characteristics of the 14 risk grades is as follows:

- *Grades 1, 2 and 3* - These grades include loans to very high credit quality borrowers of investment or near investment grade. These borrowers are generally publicly traded (grades 1 and 2), have significant capital strength, moderate leverage, stable earnings and growth, and readily available financing alternatives. Smaller entities, regardless of strength, would generally not fit in these grades.
- *Grades 4 and 5* - These grades include loans to borrowers of solid credit quality with moderate risk. Borrowers in these grades are differentiated from higher grades on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.
- *Grades 6, 7 and 8* - These grades include "pass grade" loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Grades 4 and 5 in terms of size, secondary sources of repayment or they are of lesser stature in other key credit metrics in that they may be over-leveraged, under capitalized, inconsistent in performance or in an industry or an economic area that is known to have a higher level of risk, volatility, or susceptibility to weaknesses in the economy.
- *Grade 9* - This grade includes loans on management's "watch list" and is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near term.
- *Grade 10* - This grade is for "Other Assets Especially Mentioned" in accordance with regulatory guidelines. This grade is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation.
- *Grade 11* - This grade includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business.
- *Grade 12* - This grade includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest has been stopped. This grade includes loans where interest is more than 120 days past due and not fully secured and loans where a specific valuation allowance may be necessary, but generally does not exceed 30% of the principal balance.
- *Grade 13* - This grade includes "Doubtful" loans in accordance with regulatory guidelines. Such loans are placed on non-accrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans generally have a specific valuation allowance in excess of 30% of the principal balance.
- *Grade 14* - This grade includes "Loss" loans in accordance with regulatory guidelines. Such loans are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

In monitoring credit quality trends in the context of assessing the appropriate level of the allowance for loan losses, the Corporation monitors portfolio credit quality by the weighted-average risk grade of each class of commercial loan. Individual relationship managers review updated financial information for all pass grade loans to recalculate the risk grade on at least an annual basis. When a loan has a calculated risk grade of 9, it is still considered a pass grade loan; however, it is considered to be on management's "watch list," where a significant risk-modifying action is anticipated in the near term. When a loan has a calculated risk grade of 10 or higher, a special assets officer monitors the loan on an on-going basis. The following table presents weighted average risk grades for all commercial loans by class.

	December 31, 2011		December 31, 2010	
	Weighted Average Risk Grade	Loans	Weighted Average Risk Grade	Loans
Commercial and industrial:				
Energy				
Risk grades 1-8	5.21	$ 868,561	5.27	$ 786,664
Risk grade 9	9.00	2,025	9.00	20,224
Risk grade 10	10.00	-	10.00	-
Risk grade 11	11.00	-	11.00	-
Risk grade 12	12.00	-	12.00	-
Risk grade 13	13.00	-	13.00	-
Total energy	5.22	$ 870,586	5.36	$ 806,888
Other commercial				
Risk grades 1-8	6.20	$ 2,802,037	6.16	$ 2,572,011
Risk grade 9	9.00	55,105	9.00	95,278
Risk grade 10	10.00	49,982	10.00	116,158
Risk grade 11	11.00	96,046	11.00	137,923
Risk grade 12	12.00	39,826	12.00	48,216
Risk grade 13	13.00	3,285	13.00	12,184
Total other commercial	6.55	$ 3,046,281	6.75	$ 2,981,770
Commercial real estate:				
Buildings, land and other				
Risk grades 1-8	6.69	$ 2,266,576	6.71	$ 2,189,602
Risk grade 9	9.00	103,894	9.00	137,314
Risk grade 10	10.00	45,278	10.00	91,962
Risk grade 11	11.00	126,594	11.00	126,403
Risk grade 12	12.00	41,747	12.00	54,366
Risk grade 13	13.00	1,868	13.00	9,847
Total commercial real estate	7.14	$ 2,585,957	7.29	$ 2,609,494
Construction				
Risk grades 1-8	6.95	$ 378,530	7.10	$ 485,455
Risk grade 9	9.00	30,376	9.00	52,817
Risk grade 10	10.00	16,186	10.00	32,055
Risk grade 11	11.00	8,449	11.00	13,646
Risk grade 12	12.00	1,329	12.00	9,300
Risk grade 13	13.00	-	13.00	-
Total construction	7.30	$ 434,870	7.59	$ 593,273

The Corporation has established maximum loan to value standards to be applied during the origination process of commercial and consumer real estate loans. The Corporation does not subsequently monitor loan-to-value ratios (either individually or on a weighted-average basis) for loans that are subsequently considered to be of a pass grade (grades 9 or better) and/or current with respect to principal and interest payments. As stated above, when an individual commercial real estate loan has a calculated risk grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired. At that time, the Corporation reassesses the loan to value position in the loan. If the loan is determined to be collateral dependent, specific allocations of the allowance for loan losses are made for the amount of any collateral deficiency. If a collateral deficiency is ultimately deemed to be uncollectible, the amount is charged-off. These loans and related assessments of collateral position are monitored on an individual, case-by-case basis. The Corporation does not monitor loan-to-value ratios on a weighted-average basis for commercial real estate loans having a calculated risk grade of 10 or higher. Nonetheless, there were five commercial real estate loans having a calculated risk grade of 10 or higher in excess of $5 million as of December 31, 2011. Four of the loans totaled $42.3 million and had a weighted-average loan-to-value ratio of 43.9%. The fifth loan, totaling $7.7 million, is structured as a borrowing base facility secured by numerous rotating lots and single family residences that generally have a loan-to-value of 80% or less. When an individual consumer real estate loan becomes past due by more than 10 days, the assigned relationship manager will begin collection efforts. The Corporation only reassesses the loan to value position in a consumer real estate loan if, during the course of the collections process, it is determined that the loan has become collateral dependent, and any collateral deficiency is recognized as a charge-off to the allowance for loan losses. Accordingly, the Corporation does not monitor loan-to-value ratios on a weighted-average basis for collateral dependent consumer real estate loans.

Generally, a commercial loan, or a portion thereof, is charged-off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to the Corporation's collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. Notwithstanding the foregoing, generally, commercial loans that become past due 180 cumulative days are classified as a loss and charged-off. Generally, a consumer loan, or a portion thereof, is charged-off in accordance with regulatory guidelines which provide that such loans be charged-off when the Corporation becomes aware of the loss, such as from a triggering event that may include new information about a borrower's intent/ability to repay the loan, bankruptcy, fraud or death, among other things, but in no case should the charge-off exceed specified delinquency timeframes. Such delinquency timeframes state that closed-end retail loans (loans with pre-defined maturity dates, such as real estate mortgages, home equity loans and consumer installment loans) that become past due 120 cumulative days and open-end retail loans (loans that roll-over at the end of each term, such as home equity lines of credit) that become past due 180 cumulative days should be classified as a loss and charged-off.

Net (charge-offs)/recoveries, segregated by class of loans, were as follows:

	2011	2010	2009
Commercial and industrial:			
Energy	$ 6	$ -	$ -
Other commercial	(29,158)	(28,530)	(32,907)
Commercial real estate:			
Buildings, land and other	(8,980)	(5,928)	(5,612)
Construction	(454)	(616)	(4,497)
Consumer real estate	(2,293)	(2,059)	(1,526)
Consumer and other	(2,735)	(5,471)	(5,785)
Total	$ (43,614)	$ (42,604)	$(50,327)

In assessing the general economic conditions in the State of Texas, management monitors and tracks the Texas Leading Index ("TLI"), which is produced by the Federal Reserve Bank of Dallas. The TLI is a single summary statistic that is designed to signal the likelihood of the Texas economy's transition from expansion to recession and vice versa. Management believes this index provides a reliable indication of the direction of overall credit quality. The TLI is a composite of the following eight leading indicators: (i) Texas Value of the Dollar, (ii) U.S. Leading Index, (iii) real oil prices (iv) well permits, (v) initial claims for unemployment insurance, (vi) Texas Stock Index, (vii) Help-Wanted Index and (viii) average weekly hours worked in manufacturing. The TLI totaled 121.0 at November 30, 2011 (most recent date available) and 118.3 at December 31, 2010. A higher TLI value implies more favorable economic conditions.

Allowance for Loan Losses. The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for loan loss methodology follows the accounting guidance set forth in U.S. generally accepted accounting principles and the Interagency Policy Statement on the Allowance for Loan and Lease Losses, which was jointly issued by the Corporation's regulatory agencies. In that regard, the Corporation's allowance for loan losses includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss and recovery experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate determination of the appropriate level of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. The Corporation monitors whether or not the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses that moves in direct correlation to the general macroeconomic and loan portfolio conditions the Corporation experiences over time.

The Corporation's allowance for loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to the Corporation.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a calculated grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical gross loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical gross loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical gross loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical gross loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

The components of the general valuation allowance include (i) the additional reserves allocated to specific loan portfolio segments as a result of applying an environmental risk adjustment factor to the base historical loss allocation, (ii) the additional reserves allocated to specific loan portfolio segments for loans to borrowers in distressed industries and (iii) the additional reserves that are not allocated to specific loan portfolio segments including allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management.

The environmental adjustment factor is based upon a more qualitative analysis of risk and is calculated through a survey of senior officers who are involved in credit making decisions at a corporate-wide and/or regional level. On a quarterly basis, survey participants rate the degree of various risks utilizing a numeric scale that translates to varying grades of high, moderate or low levels of risk. The results are then input into a risk-weighting matrix to determine an appropriate environmental risk adjustment factor. The various risks that may be considered in the determination of the environmental adjustment factor include, among other things, (i) the experience, ability and effectiveness of the bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) the impact of legislative and governmental influences affecting industry sectors; (v) the effectiveness of the internal loan review function; (vi) the impact of competition on loan structuring and pricing; and (vii) the impact of rising interest rates on portfolio risk. In periods where the surveyed risks are perceived to be higher, the risk-weighting matrix will generally result in a higher environmental adjustment factor, which, in turn will result in higher levels of general valuation allowance allocations. The opposite holds true in periods where the surveyed risks are perceived to be lower. The environmental adjustment factor resulted in additional general valuation allowance allocations to the various loan portfolio segments totaling $12.8 million at December 31, 2011 and $9.5 million at December 31, 2010.

During 2011, the Corporation refined its methodology for the determination of reserves allocated to specific loan portfolio segments to provide reserves for loans to borrowers in distressed industries. To determine the amount of the allocation for each loan portfolio segment, management calculates the weighted-average risk grade for all loans to borrowers in distressed industries by loan portfolio segment. A multiple is then applied to the amount by which the weighted-average risk grade for loans to borrowers in distressed industries exceeds the weighted-average risk grade for all pass-grade loans within the loan portfolio segment to derive an allocation factor for loans to borrowers in distressed industries. The amount of the allocation for each loan portfolio segment is the product of this allocation factor and the outstanding balance of pass-grade loans within the identified distressed industries that have a risk grade of 6 or higher. Reserves allocated for distressed industries totaled $5.0 million ($4.1 million related to commercial and industrial loans and $922 thousand related to commercial real estate loans) at December 31, 2011. This change in the Corporation's methodology for the determination of reserves allocated to specific loan portfolio segments did not significantly impact the provision for loan losses recorded during 2011. Management identifies potential distressed industries by analyzing industry trends related to delinquencies, classifications and charge-offs. At December 31, 2011, contractors were considered to be a distressed industry based on elevated levels of delinquencies, classifications and charge-offs relative to other industries within the Corporation's loan portfolio. Furthermore, the Corporation determined, through a review of borrower financial information that, as a whole, contractors have experienced, among other things, decreased revenues, reduced backlog of work, compressed margins and little, if any, net income.

Certain general valuation allowances are not allocated to specific loan portfolio segments and are reported as the unallocated portion of the allowance for loan losses. Included in these general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management and/or the Corporation's board of directors. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy, credit and/or collateral exceptions that exceed specified risk grades. In addition, during 2011, the Corporation further refined its methodology for the determination of general valuation allowances to also (i) provide additional allocations for loans that did not undergo a separate, independent concurrence review during the underwriting process (generally those loans under $1.0 million at origination), (ii) reduce the minimum balance/commitment threshold for which allocations are made for highly leveraged credit relationships that exceed specified risk grades, (iii) lower the maximum risk grade thresholds for highly leveraged credit relationships, and (iv) include a reduction factor for recoveries of prior charge-offs to compensate for the fact that historical loss allocations are based upon gross charge-offs rather than net. The net effect of these changes to the Corporation's methodology for the determination of general valuation allowances did not significantly impact the provision for loan losses recorded during 2011.

The following table presents details of the unallocated portion of the allowance for loan losses.

	December 31, 2011	December 31, 2010
Excessive industry concentrations	$ 6,995	$ 1,720
Large relationship concentrations	2,232	2,127
Highly-leveraged credit relationships	3,530	-
Policy exceptions	2,121	2,414
Credit and collateral exceptions	1,603	557
Loans not reviewed by concurrence	9,030	-
Adjustment for recoveries	(13,071)	-
General macroeconomic risk	17,846	17,978
	$ 30,286	$ 24,796

The Corporation monitors whether or not the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses that moves in direct correlation to the general macroeconomic and loan portfolio conditions the Corporation experiences over time. In assessing the general macroeconomic trends/conditions, the Corporation analyzes trends in the components of the TLI, as well as any available information related to regional, national and international economic conditions and events and the impact such conditions and events may have on the Corporation and its customers. With regard to assessing loan portfolio conditions, the Corporation analyzes trends in weighted-average portfolio risk-grades, classified and non-performing loans and charge-off activity. In periods where general macroeconomic and loan portfolio conditions are in a deteriorating trend or remain at deteriorated levels, based on historical trends, the Corporation would expect to see the allowance for loan loss allocation model, as a whole, calculate higher levels of required allowances than in periods where general macroeconomic and loan portfolio conditions are in an improving trend or remain at an elevated level, based on historical trends.

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011, 2010 and 2009. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial and Industrial	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Unallocated	Total
2011						
Beginning balance	$ 57,789	$ 28,534	$ 3,223	$ 11,974	$ 24,796	$ 126,316
Provision for loan losses	14,137	1,812	2,610	3,396	5,490	27,445
Charge-offs	(33,678)	(10,776)	(2,789)	(9,442)	-	(56,685)
Recoveries	4,526	1,342	496	6,707	-	13,071
Net charge-offs	(29,152)	(9,434)	(2,293)	(2,735)	-	(43,614)
Ending balance	$ 42,774	$ 20,912	$ 3,540	$ 12,635	$ 30,286	$ 110,147
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 15,829	$ 3,625	$ 95	$ -	$ -	$ 19,549
Loans collectively evaluated for impairment	26,945	17,287	3,445	12,635	30,286	90,598
Ending balance	$ 42,774	$ 20,912	$ 3,540	$ 12,635	$ 30,286	$ 110,147
2010						
Beginning balance	$ 57,394	$ 28,514	$ 2,560	$ 16,929	$ 19,912	$ 125,309
Provision for loan losses	28,925	6,564	2,722	516	4,884	43,611
Charge-offs	(31,324)	(7,524)	(2,682)	(11,893)	-	(53,423)
Recoveries	2,794	980	623	6,422	-	10,819
Net charge-offs	(28,530)	(6,544)	(2,059)	(5,471)	-	(42,604)
Ending balance	$ 57,789	$ 28,534	$ 3,223	$ 11,974	$ 24,796	$ 126,316
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 31,948	$ 8,591	$ -	$ -	$ -	$ 40,539
Loans collectively evaluated for impairment	25,841	19,943	3,223	11,974	24,796	85,777
Ending balance	$ 57,789	$ 28,534	$ 3,223	$ 11,974	$ 24,796	$ 126,316
2009						
Beginning balance	$ 51,534	$ 25,928	$ 3,217	$ 18,846	$ 10,719	$ 110,244
Provision for loan losses	38,767	12,695	869	3,868	9,193	65,392
Charge-offs	(35,432)	(10,412)	(1,720)	(12,047)	-	(59,611)
Recoveries	2,525	303	194	6,262	-	9,284
Net charge-offs	(32,907)	(10,109)	(1,526)	(5,785)	-	(50,327)
Ending balance	$ 57,394	$ 28,514	$ 2,560	$ 16,929	$ 19,912	$ 125,309
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 32,789	$ 5,870	$ -	$ -	$ -	$ 38,659
Loans collectively evaluated for impairment	24,605	22,644	2,560	16,929	19,912	86,650
Ending balance	$ 57,394	$ 28,514	$ 2,560	$ 16,929	$ 19,912	$ 125,309

The Corporation's recorded investment in loans as of December 31, 2011 and 2010 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of the Corporation's impairment methodology was as follows:

	Commercial and Industrial	Commercial Real Estate	Consumer Real Estate	Consumer and Other	Unearned Discounts	Total
2011						
Loans individually evaluated for impairment	$ 189,139	$ 241,451	$ 2,470	$ 554	$ -	$ 433,614
Loans collectively evaluated for impairment	3,727,728	2,779,376	760,339	311,982	(17,910)	7,561,515
Ending balance	$ 3,916,867	$ 3,020,827	$ 762,809	$ 312,536	$ (17,910)	$ 7,995,129
2010						
Loans individually evaluated for impairment	$ 314,482	$ 337,578	$ -	$ -	$ -	$ 652,060
Loans collectively evaluated for impairment	3,474,176	2,865,189	798,264	347,618	(20,287)	7,464,960
Ending balance	$ 3,788,658	$ 3,202,767	$ 798,264	$ 347,618	$ (20,287)	$ 8,117,020

Note 4 - Premises and Equipment

Year-end premises and equipment were as follows:

	2011	2010
Land	$ 103,359	$ 93,616
Buildings	248,232	244,088
Furniture and equipment	196,681	196,234
Leasehold improvements	56,531	54,221
Construction in progress	4,269	7,605
	609,072	595,764
Less accumulated depreciation and amortization	(290,030)	(278,855)
Total premises and equipment, net	$ 319,042	$ 316,909

Depreciation and amortization of premises and equipment totaled $21.8 million in 2011, $22.2 million in 2010 and $21.7 million in 2009.

Note 5 - Goodwill and Other Intangible Assets

Goodwill and other intangible assets are presented in the table below. The increases in goodwill and certain other intangible assets were related to the acquisition of Clark Benefit Group, an independent San Antonio based insurance agency that specialized in providing employee benefits to small and mid-size businesses, on May 1, 2011. The purchase of Clark Benefit Group did not significantly impact the Corporation's financial Statements.

Goodwill. Year-end goodwill was as follows:

	2011	2010
Goodwill	$ 528,072	$ 527,684

Other Intangible Assets. Year-end other intangible assets were as follows:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
2011			
Core deposits	$ 34,966	$ (26,732)	$ 8,234
Customer relationships	5,975	(3,862)	2,113
Non-compete agreements	567	(310)	257
	$ 41,508	$ (30,904)	$ 10,604
2010			
Core deposits	$ 34,966	$ (23,147)	$ 11,819
Customer relationships	5,932	(3,679)	2,253
Non-compete agreements	549	(286)	263
	$ 41,447	$ (27,112)	$ 14,335

Other intangible assets are amortized on an accelerated basis over their estimated lives, which range from 5 to 10 years. Amortization expense related to intangible assets totaled $4.4 million in 2011, $5.1 million in 2010 and $6.5 million in 2009. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2011 is as follows:

2012	$ 3,638
2013	2,857
2014	2,028
2015	1,264
2016	565
Thereafter	252
	$ 10,604

Note 6 - Deposits

Year-end deposits were as follows:

	2011	2010
Non-interest-bearing demand deposits:		
Commercial and individual	$ 5,848,840	$ 4,791,149
Correspondent banks	370,275	361,100
Public funds	453,440	208,187
Total non-interest-bearing demand deposits	6,672,555	5,360,436
Interest-bearing deposits:		
Private accounts:		
Savings and interest checking	2,912,937	2,505,143
Money market accounts	5,664,780	4,949,764
Time accounts of $100,000 or more	533,682	611,836
Time accounts under $100,000	522,887	571,447
Total private accounts	9,634,286	8,638,190
Public funds:		
Savings and interest checking	265,747	255,605
Money market accounts	44,590	84,093
Time accounts of $100,000 or more	136,422	137,506
Time accounts under $100,000	3,148	3,512
Total public funds	449,907	480,716
Total interest-bearing deposits	10,084,193	9,118,906
Total deposits	$ 16,756,748	$ 14,479,342

The following table presents additional information about the Corporation's year-end deposits:

	2011	2010
Money market deposits obtained through brokers'	$ 24,500	$ 24,700
Deposits from the Certificate of Deposit Account Registry Service (CDARS) deposits	45,005	60,972
Deposits from foreign sources (primarily Mexico)	744,669	748,255
Deposits from certain directors, executive officers and their affiliates	115,837	72,822

Scheduled maturities of time deposits, including both private and public funds, at December 31, 2011 were as follows:

2012	$ 1,072,954
2013	123,185
	$ 1,196,139

Scheduled maturities of time deposits in amounts of $100,000 or more, including both private and public funds, at December 31, 2011, were as follows:

Due within 3 months or less	$ 224,222
Due after 3 months and within 6 months	163,921
Due after 6 months and within 12 months	216,292
Due after 12 months	65,669
	$ 670,104

Note 7 - Borrowed Funds

Federal Home Loan Bank Advances. Federal Home Loan Bank ("FHLB") advances totaled $26 thousand at December 31, 2011 and totaled $45 thousand at December 31, 2010. The advances mature at varying dates through 2013 and had a weighted-average rate of 6.0% at December 31, 2011 and 2010. The advances are collateralized by a blanket floating lien on all first mortgage loans, certain pledged securities, the FHLB capital stock owned by the Corporation and any funds on deposit with the FHLB. Scheduled minimum future principal payments on FHLB advances were not significant at December 31, 2011.

In January 2009, the Corporation borrowed an aggregate of $230 million in three separate variable-rate (three-month LIBOR plus a margin of 0.36% adjusted quarterly) FHLB advances (one $30 million advance and two $100 million advances). Although principal payments on each of the advances were not due until maturity in January 2019, the Corporation elected to repay the advances in full in October 2009. In connection with the early repayment, the Corporation incurred a prepayment penalty totaling $1.4 million. Concurrent with the advances, the Corporation entered into three separate interest rate swap transactions that effectively fixed the interest rates on the advances at a weighted-average rate of 2.85%. Upon repayment of the advances, the Corporation also terminated the interest rate swaps and recognized a $17.7 million gain representing the fair value of the interest rate swaps on the termination date. See Note 15 - Derivative Financial Instruments for additional information related to the interest rate swaps.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase. Federal funds purchased are short-term borrowings that typically mature within one to ninety days. Federal funds purchased totaled $875 thousand and $2.0 million at December 31, 2011 and 2010. Securities sold under agreements to repurchase are secured short-term borrowings that typically mature within thirty to ninety days. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase totaled $721.3 million and $473.7 million at December 31, 2011 and 2010.

Subordinated Notes Payable. In February 2007, the Corporation issued $100 million of 5.75% fixed-to-floating rate subordinated notes that mature on February 15, 2017. The notes, which qualify as Tier 2 capital for Cullen/Frost, bear interest at the rate of 5.75% per annum, payable semi-annually on each February 15 and August 15, commencing on August 15, 2007 until February 15, 2012. From and including February 15, 2012, to but excluding the maturity date or date of earlier redemption, the notes will bear interest at a rate per annum equal to three-month LIBOR for the related interest period plus 0.53%, payable quarterly on each February 15, May 15, August 15 and November 15, commencing May 15, 2012. The notes are subordinated in right of payment to all our senior indebtedness and effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries. The notes cannot be accelerated except in the event of bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization. The notes mature on February 15, 2017. The Corporation may elect to redeem the notes (subject to regulatory approval), in whole or in part, on any interest payment date on or after February 15, 2012 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest. Unamortized debt issuance costs related to these notes, which are included in other assets, totaled $610 thousand and $730 thousand at December 31, 2011 and 2010. Proceeds from sale of the notes were used to fund a portion of the redemption of certain junior subordinated deferrable interest debentures as further discussed below.

In August 2011, Frost Bank redeemed $150 million of subordinated notes that were originally issued in 2001 and had an interest rate of 6.875%, per annum, which was payable semi-annually. A portion of the notes qualified as Tier 2 capital for both Frost Bank and Cullen/Frost during the reported periods prior to the third quarter of 2010.

Junior Subordinated Deferrable Interest Debentures. At December 31, 2011 and 2010, the Corporation had $123.7 million of junior subordinated deferrable interest debentures issued to Cullen/Frost Capital Trust II

("Trust II"), a wholly owned Delaware statutory business trust. Unamortized debt issuance costs related to Trust II, which are included in other assets, totaled $1.3 million at both December 31, 2011 and 2010. The trust is considered a variable interest entity for which the Corporation is not the primary beneficiary. Accordingly, the accounts of the trust are not included in the Corporation's consolidated financial statements. See Note 1 - Summary of Significant Accounting Policies for additional information about the Corporation's consolidation policy. Details of the Corporation's transactions with the capital trust are presented below.

Trust II was formed in 2004 for the purpose of issuing $120 million of floating rate (three-month LIBOR plus a margin of 1.55%) trust preferred securities, which represent beneficial interests in the assets of the trust. The trust preferred securities will mature on March 1, 2034 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after March 1, 2009 and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. Trust II also issued $3.7 million of common equity securities to Cullen/Frost. The proceeds of the offering of the trust preferred securities and common equity securities were used to purchase $123.7 million of floating rate (three-month LIBOR plus a margin of 1.55%, which was equal to 2.08% and 1.85% at December 31, 2011 and 2010) junior subordinated deferrable interest debentures issued by the Corporation, which have terms substantially similar to the trust preferred securities. In October 2008, the Corporation entered into an interest rate swap contract on the junior subordinated deferrable interest debentures that effectively fixed the interest rate on the debentures for a period of five years. See Note 15 - Derivative Financial Instruments.

The Corporation has the right to defer payments of interest on the debentures at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the debentures, in the event that under certain circumstances there is an event of default under the debentures or the Corporation has elected to defer interest on the debentures, the Corporation may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities are guaranteed by the Corporation on a limited basis. The Corporation also entered into an agreement with the Trust II as to expenses and liabilities pursuant to which the Corporation has agreed, on a subordinated basis, to pay any costs, expenses or liabilities of Trust II other than those arising under the trust preferred securities. The obligations of the Corporation under the junior subordinated debentures, the related indenture, the trust agreement establishing the trust, the guarantee and the agreement as to expenses and liabilities, in the aggregate, constitute a full and unconditional guarantee by the Corporation of Trust II's obligations under the trust preferred securities.

In July 2010, the Corporation redeemed the $12.4 million of floating rate (three-month LIBOR plus a margin of 2.65%) junior subordinated deferrable interest debentures, due July 7, 2034, held of record by Summit Trust. Concurrently, the $12.0 million of floating rate (three-month LIBOR plus a margin of 2.65%) trust preferred securities issued by Summit Trust were also redeemed.

Despite the fact that the accounts of the capital trusts are not included in the Corporation's consolidated financial statements, the trust preferred securities issued by these subsidiary trusts are included in the Tier 1 capital of Cullen/Frost for regulatory capital purposes. Federal Reserve Board rules limit the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Large, internationally active bank holding companies (as defined) are subject to a 15% limitation. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The current quantitative limits do not preclude the Corporation from including the $120 million in trust preferred securities outstanding in Tier 1 capital as of December 31, 2011. In July 2010, financial regulatory reform legislation entitled the "Dodd-Frank

Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. Certain provisions of the Dodd-Frank Act will require the Corporation to deduct, over three years beginning on January 1, 2013, all trust preferred securities from the Corporation's Tier 1 capital. Nonetheless, excluding trust preferred securities from Tier 1 capital at December 31, 2011 would not affect the Corporation's ability to meet all capital adequacy requirements to which it is subject.

Note 8 - Off-Balance-Sheet Arrangements, Commitments, Guarantees and Contingencies

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, the Corporation enters into various transactions, which, in accordance with generally accepted accounting principles are not included in its consolidated balance sheets. The Corporation enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Corporation minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Corporation enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Corporation's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment were funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

The Corporation considers the fees collected in connection with the issuance of standby letters of credit to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Corporation defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the standby letter of credit agreement. The deferred standby letter of credit fees represent the fair value of the Corporation's potential obligations under the standby letter of credit guarantees.

Year-end financial instruments with off-balance-sheet risk were as follows:

	2011	2010
Commitments to extend credit	$ 5,147,363	$ 4,528,196
Standby letters of credit	235,903	294,116
Deferred standby letter of credit fees	1,488	1,707

Credit Card Guarantees. The Corporation guarantees the credit card debt of certain customers to the merchant bank that issues the cards. At December 31, 2011 and 2010, the guarantees totaled $7.6 million and $5.9 million, of which amounts, $738 thousand and $722 thousand were fully collateralized.

Securities Lending. The Corporation lends certain customer securities to creditworthy brokers on behalf of those customers. If the borrower fails to return these securities, the Corporation indemnifies its customers based on the then current net realizable fair value of the securities. The Corporation holds collateral received in securities lending transactions as an agent. Accordingly, such collateral assets are not assets of the Corporation. The Corporation requires borrowers to provide collateral equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is valued daily and additional collateral is requested as necessary. The maximum future payments guaranteed by the Corporation under these contractual agreements (representing the fair value of securities lent to brokers) totaled $1.7 billion at December 31, 2011. At December 31, 2011, the Corporation held in trust liquid assets with a fair value of $1.7 billion as collateral for these agreements.

Lease Commitments. The Corporation leases certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled $21.6 million in both 2011 and 2010 and $20.6 million in 2009. Future minimum lease payments due under non-cancelable operating leases at December 31, 2011 were as follows:

2012	$ 17,150
2013	16,090
2014	12,173
2015	8,875
2016	7,373
Thereafter	42,146
	$ 103,807

It is expected that certain leases will be renewed, or equipment replaced with new leased equipment, as these leases expire. Aggregate future minimum rentals to be received under non-cancelable subleases greater than one year at December 31, 2011, were $473 thousand.

The Corporation leases a branch facility from a partnership interest of a director. Payments related to this lease totaled $898 thousand in 2011, $852 thousand in 2010 and $840 thousand in 2009. The terms of the lease are substantially the same as those offered for comparable transactions with non-related parties at the time the lease transaction was consummated.

Change in Control Agreements. The Corporation has change-in-control agreements with certain executive officers. Under these agreements, each covered person could receive, upon the effectiveness of a change-in-control, two to three times (depending on the person) his or her base compensation plus the target bonus established for the year, and any unpaid base salary and pro rata target bonus for the year in which the termination occurs, including vacation pay. Additionally, the executive's insurance benefits will continue for two to three full years after the termination and all long-term incentive awards will immediately vest.

Litigation. The Corporation is subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Corporation's financial statements.

Note 9 - Shareholders' Equity and Earnings Per Common Share

Earnings Per Common Share. Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include non-vested stock awards/stock units and deferred stock units, though no actual shares of common stock related to non-vested stock units and deferred stock units have been issued. Non-vested stock awards/stock units and deferred stock units are considered participating securities because holders of these securities receive non-forfeitable dividends at the same rate as holders of the Corporation's common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share.

	2011	2010	2009
Distributed earnings allocated to common stock	$ 111,827	$ 107,597	$ 101,718
Undistributed earnings allocated to common stock	104,980	100,340	76,594
Net earnings allocated to common stock	$ 216,807	$ 207,937	$ 178,312
Weighted-average shares outstanding for basic earnings per common share	61,101,072	60,410,680	59,456,393
Dilutive effect of compensation	176,697	174,972	57,415
Weighted-average shares outstanding for diluted earnings per common share	61,277,769	60,585,652	59,513,808

Stock Repurchase Plans. From time to time, the Corporation's board of directors has authorized stock repurchase plans. In general, stock repurchase plans allow the Corporation to proactively manage its capital position and return excess capital to shareholders. Shares purchased under such plans also provide the Corporation with shares of common stock necessary to satisfy obligations related to stock compensation awards.

Note 10 - Regulatory Matters

Regulatory Capital Requirements. Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

Cullen/Frost's and Frost Bank's Tier 1 capital consists of shareholders' equity excluding unrealized gains and losses on securities available for sale, the accumulated gain or loss on effective cash flow hedging derivatives, the net actuarial gain/loss on the Corporation's defined benefit post-retirement benefit plans, goodwill and other intangible assets. Tier 1 capital for Cullen/Frost also includes trust preferred securities issued by its unconsolidated subsidiary trust totaling $120 million in 2011 and 2010 (see Note 7 - Borrowed Funds). Cullen/Frost's and Frost Bank's total capital is comprised of Tier 1 capital for each entity plus a permissible portion of the allowance for loan losses. The Corporation's aggregate $100 million of 5.75% fixed-to-floating rate subordinated notes are not included in Tier 1 capital but are included in total capital of Cullen/Frost.

The Tier 1 and total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, excluding goodwill and other intangible assets, allocated by risk weight category, and certain off-balance-sheet items (primarily loan commitments). The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets.

Year-end actual and required capital ratios for Cullen/Frost and Frost Bank were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Considered Well Capitalized	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
2011						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$ 1,835,428	16.24%	$ 903,970	8.00%	$ 1,129,962	10.00%
Frost Bank	1,641,921	14.54	903,427	8.00	1,129,284	10.00
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,625,281	14.38	451,985	4.00	677,977	6.00
Frost Bank	1,531,774	13.56	451,713	4.00	677,570	6.00
Leverage Ratio						
Cullen/Frost	1,625,281	8.66	750,643	4.00	938,304	5.00
Frost Bank	1,531,774	8.17	750,249	4.00	937,811	5.00
2010						
Total Capital to Risk-Weighted Assets						
Cullen/Frost	$ 1,720,691	15.91%	$ 865,081	8.00%	$ 1,081,351	10.00%
Frost Bank	1,558,977	14.43	864,318	8.00	1,080,397	10.00
Tier 1 Capital to Risk-Weighted Assets						
Cullen/Frost	1,494,375	13.82	432,540	4.00	648,811	6.00
Frost Bank	1,432,661	13.26	432,159	4.00	648,238	6.00
Leverage Ratio						
Cullen/Frost	1,494,375	8.68	688,880	4.00	861,100	5.00
Frost Bank	1,432,661	8.33	688,196	4.00	860,246	5.00

Management believes that, as of December 31, 2011, Cullen/Frost and its bank subsidiary, Frost Bank, were "well capitalized" based on the ratios presented above.

Cullen/Frost is subject to the regulatory capital requirements administered by the Federal Reserve, while Frost Bank is subject to the regulatory capital requirements administered by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. Regulatory authorities can initiate certain mandatory actions if Cullen/Frost or Frost Bank fail to meet the minimum capital requirements, which could have a direct material effect on the Corporation's financial statements. Management believes, as of December 31, 2011, that Cullen/Frost and Frost Bank meet all capital adequacy requirements to which they are subject.

Dividend Restrictions. In the ordinary course of business, Cullen/Frost is dependent upon dividends from Frost Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Frost Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under the foregoing dividend restrictions and while maintaining its "well capitalized" status, at December 31, 2011, Frost Bank could pay aggregate dividends of up to $299.8 million to Cullen/Frost without prior regulatory approval.

Note 11 - Employee Benefit Plans

Retirement Plans

Profit Sharing Plans. The profit-sharing plan is a defined contribution retirement plan that covers employees who have completed at least one year of service and are age 21 or older. All contributions to the plan are made at the discretion of the Corporation and may be made without regard to current or accumulated profits. Contributions are allocated to eligible participants pro rata, based upon compensation, age and other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. The Corporation also maintains a separate non-qualified profit sharing plan for certain employees whose participation in the qualified profit sharing plan is limited. The plan offers such employees an alternative means of receiving comparable benefits. Expense related to these plans totaled $11.8 million in 2011, $12.0 million in 2010 and $12.1 million in 2009.

Retirement Plan and Restoration Plan. The Corporation maintains a non-contributory defined benefit plan (the "Retirement Plan") that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Defined benefits are provided based on an employee's final average compensation and years of service at the time the plan was frozen and age at retirement. The freezing of the plan provides that future salary increases will not be considered. The Corporation's funding policy is to contribute yearly, at least the amount necessary to satisfy the funding standards of the Employee Retirement Income Security Act ("ERISA"). In the ordinary course of business, Frost Bank acts as agent for the plan in securities lending transactions in which the plan lends certain of its securities to third parties.

The Corporation's Restoration of Retirement Income Plan (the "Restoration Plan") provides benefits for eligible employees that are in excess of the limits under Section 415 of the Internal Revenue Code of 1986, as amended, that apply to the Retirement Plan. The Restoration Plan is designed to comply with the requirements of ERISA. The entire cost of the plan, which was also frozen as of December 31, 2001, is supported by contributions from the Corporation.

The Corporation uses a December 31 measurement date for its defined benefit plans. Combined activity in the Corporation's defined benefit pension plans was as follows:

	2011	2010	2009
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 145,246	$ 132,456	$ 120,730
Interest cost	7,892	7,724	7,973
Actuarial (gain) loss	10,383	10,189	8,512
Benefits paid	(5,666)	(5,123)	(4,759)
Benefit obligation at end of year	157,855	145,246	132,456
Change in plan assets:			
Fair value of plan assets at beginning of year	141,050	128,044	106,489
Actual return on plan assets	(3,776)	17,580	25,795
Employer contributions	5,645	549	519
Benefits paid	(5,666)	(5,123)	(4,759)
Fair value of plan assets at end of year	137,253	141,050	128,044
Funded status of the plan at end of year and accrued benefit liability recognized	$ 20,602	$ 4,196	$ 4,412
Accumulated benefit obligation at end of year	$ 157,855	$ 145,246	$ 131,863

Certain disaggregated information related to the Corporation's defined benefit pension plans as of year-end was as follows:

	Retirement Plan		Restoration Plan	
	2011	2010	2011	2010
Projected benefit obligation	$ 141,277	$ 129,961	$ 16,578	$ 15,285
Accumulated benefit obligation	141,277	129,961	16,578	15,285
Fair value of plan assets	137,253	141,050	-	-
Funded status of the plan at end of year and accrued benefit (asset) liability recognized	4,024	(11,089)	16,578	15,285

The components of the combined net periodic benefit cost (benefit) for the Corporation's defined benefit pension plans were as follows:

	2011	2010	2009
Expected return on plan assets, net of expenses	$ (11,434)	$ (11,008)	$ (9,126)
Interest cost on projected benefit obligation	7,892	7,724	7,973
Net amortization and deferral	3,130	2,915	4,231
Net periodic benefit cost (benefit)	$ (412)	$ (369)	$ 3,078

Amounts related to the Corporation's defined benefit pension plans recognized as a component of other comprehensive income were as follows:

	2011	2010	2009
Net actuarial gain (loss)	$ (22,463)	$ (702)	$ 12,388
Deferred tax (expense) benefit	7,862	245	(4,335)
Other comprehensive income (loss), net of tax	$ (14,601)	$ (457)	$ 8,053

Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net period benefit cost of the Corporation's defined benefit pension plans are presented in the following table. The Corporation expects to recognize approximately $5.7 million of the net actuarial loss reported in the following table as of December 31, 2011 as a component of net periodic benefit cost during 2012.

	2011	2010
Net actuarial loss	$ (66,287)	$ (43,824)
Deferred tax benefit	23,200	15,338
Amounts included in accumulated other comprehensive loss, net of tax	$ (43,087)	$ (28,486)

The weighted-average assumptions used to determine the benefit obligations as of the end of the years indicated and the net periodic benefit cost for the years indicated are presented in the table below. Because the plans were frozen, increases in compensation are not considered after 2001.

	2011	2010	2009
Benefit obligations:			
Discount rate	5.05%	5.55%	5.95%
Net periodic benefit cost:			
Discount rate	5.55%	5.95%	6.75%
Expected return on plan assets	8.25	8.75	8.75

Management uses an asset allocation optimization model to analyze the potential risks and rewards associated with various asset allocation strategies on a quarterly basis. As of December 31, 2011, management's investment objective for the Corporation's defined benefit plans is to achieve long-term growth. This strategy provides for a target asset allocation of approximately 62% invested in equity securities, approximately 35% invested in fixed income debt securities with any remainder invested in cash or short-term cash equivalents. At December 31, 2011, the actual asset allocation had a larger-proportion of cash and cash equivalents than is provided under the strategy due to a $5 million end-of-year contribution to the plan. The actual asset allocation is expected to align more closely with the aforementioned target asset allocation as these funds are invested. The modeling process calculates, with a 90% confidence ratio, the potential risk associated with a given asset allocation and helps achieve adequate diversification of investment assets. The plan assets are reviewed annually to determine if the obligations can be met with the current investment mix and funding strategy.

The major categories of assets in the Corporation's Retirement Plan as of year-end is presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 "Fair Value Measurements and Disclosures," utilized to measure fair value (see Note 16 - Fair Value Measurements). The Corporation's Restoration Plan is unfunded.

	2011	2010
Level 1:		
U.S. Treasury securities	$ -	$ 3,562
Corporate bonds and notes	1,973	10,625
Common stocks	-	53,162
Mutual funds	127,022	68,312
Cash and cash equivalents	7,091	4,434
Level 2:		
U.S. government agency securities	896	955
States and political subdivisions	271	-
Total fair value of plan assets	$ 137,253	$ 141,050

Mutual funds include various equity, fixed-income and blended funds with varying investment strategies. Approximately 67% of mutual fund investments consist of equity investments. The investment objective of equity funds is long-term capital appreciation with current income. The remaining mutual fund investments consist of U.S. fixed-income securities, including investment-grade U.S. Treasury securities, U.S. government agency securities and mortgage-backed securities, corporate bonds and notes and collateralized mortgage obligations. The investment objective of fixed-income funds is to maximize investment return while preserving investment principal. Corporate bonds and notes include investment-grade bonds and notes of U.S. companies from diversified industries. U.S. government agency securities include obligations of Ginnie Mae. States and political subdivisions at December 31, 2011 include fixed income municipal securities. U.S. Treasury securities at December 31, 2010 consisted of longer-term notes with varying maturity dates.

The asset allocation optimization model is used to estimate the expected long-term rate of return for a given asset allocation strategy. Expectations of returns for each asset class are based on comprehensive reviews of historical data and economic/financial market theory. During periods with volatile interest rates and equity security prices, the model may call for changes in the allocation of plan investments to achieve desired returns. Management assumed a long-term rate of return of 8.25% in the determination of the net periodic benefit cost for 2011. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by historical real returns, net of inflation, for the asset classes covered by the plan's investment policy and projections of inflation over the long-term period during which benefits are payable to plan participants.

The Corporation's investment strategies prohibit selling assets short and the use of derivatives. Additionally, the Corporation's defined benefit plans do not directly invest in real estate, commodities, or private investments. The plans may lend certain plan securities to creditworthy brokers. The brokers must provide cash collateral equal to or in excess of 100% of the fair value of the securities borrowed or non-cash collateral equal to or in excess of 102% of the fair value of the securities borrowed.

As of December 31, 2011, expected future benefit payments related to the Corporation's defined benefit plans were as follows:

2012	$ 6,855
2013	7,330
2014	7,747
2015	8,254
2016	8,636
2017 through 2021	49,084
	$ 87,906

The Corporation expects to contribute $1.0 million to the defined benefit plans during 2012.

Supplemental Executive Retirement Plan. The Corporation maintains a supplemental executive retirement plan ("SERP") for one active key executive. The plan provides for target retirement benefits, as a percentage of pay, beginning at age 55. The target percentage is 45 percent of pay at age 55, increasing to 60 percent at age 60 and later. Benefits under the SERP are reduced, dollar-for-dollar, by benefits received under the profit sharing, non-qualified profit sharing, defined benefit retirement and restoration plans, described above, and any social security benefits.

Post-Retirement Healthcare Benefits. The Corporation provides post-retirement healthcare benefits to certain former employees. The related unfunded benefit obligations, net periodic benefit cost and the Corporation's share of benefits paid under the plan were not significant during any of the reported periods.

Savings Plans

401(k) Plan and Thrift Incentive Plan. The Corporation maintains a 401(k) stock purchase plan that permits each participant to make before- or after-tax contributions in an amount not less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. The Corporation matches 100% of the employee's contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Corporation's matching contributions immediately. Expense related to the plan totaled $10.2 million in 2011, $9.8 million in 2010 and $9.8 million in 2009. The Corporation's matching contribution is initially invested in the Cullen/Frost common stock fund. However, employees may immediately reallocate the Corporation's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the 401(k) Plan.

The Corporation maintains a thrift incentive stock purchase plan to offer certain employees whose participation in the 401(k) plan is limited an alternative means of receiving comparable benefits. Expense related to this plan was not significant during 2011, 2010 and 2009.

Stock Compensation Plans

The Corporation has one active executive stock plan (the 2005 Omnibus Incentive Plan) and two active outside director stock plans (the 1997 Director Stock Plan and the 2007 Outside Directors Incentive Plan). The executive stock plan was established to help the Corporation retain and motivate key employees, while the outside director stock plans were established as a means to compensate outside directors for their service to the Corporation. All of the plans have been approved by the Corporation's shareholders. The Compensation and Benefits Committee ("Committee") of the Corporation's Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award contract under the executive stock plans.

During 2005, the 2005 Omnibus Incentive Plan ("2005 Plan") was established to replace all other previously approved executive stock plans and the remaining shares authorized for grant under the 2001 Stock Plan were cancelled. Under the 2005 Plan, the Corporation may grant, among other things, nonqualified stock options, incentive stock options, stock awards, stock award units, stock appreciation rights, or any combination thereof to certain employees.

During 2007, the 2007 Outside Directors Incentive Plan (the "2007 Directors Plan") was established to replace the 1997 Director Stock Plan (the "1997 Directors Plan"). The 2007 Directors Plan allows the Corporation to grant nonqualified stock options, stock awards and stock award units to outside directors. Subject to the terms of the plan, stock options, stock awards and/or stock award units may be awarded in such number, and upon such terms, and at any time and from time to time as determined by the Committee.

Options awarded under the 2005 Plan during the periods presented have a ten-year life and generally vest in equal annual installments over a four-year period. Options awarded under the 2007 and 1997 Directors Plans during the periods presented have a six-year life with immediate vesting. Non-vested stock awards/stock units are generally awarded with a four-year-cliff vesting period.

Each award from all plans is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price for each grant is at least equal to the fair market value of a share of Cullen/Frost's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon a change-in-control of Cullen/Frost, as defined in the plans, all outstanding options and non-vested stock awards/units immediately vest.

A combined summary of activity in the Corporation's active stock plans is presented in the following table.

			Non-Vested Stock Awards/Stock Units Outstanding		Stock Options Outstanding	
	Shares Available for Grant	Director Deferred Stock Units Outstanding	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Exercise Price
Balance, January 1, 2009	963,825	5,450	229,000	$ 52.16	4,272,050	$ 49.98
Shares authorized - 2005 Plan	3,310,725	-	-	-	-	-
Granted	(849,818)	7,238	56,300	50.64	786,280	50.64
Stock options exercised	-	-	-	-	(426,625)	38.03
Stock awards vested	-	-	(52,100)	50.01	-	-
Forfeited	24,250	-	-	-	(24,250)	52.71
Cancelled/expired	(3,475)	-	-	-	(7,000)	52.09
Balance, December 31, 2009	3,445,507	12,688	233,200	$ 52.27	4,600,455	$ 51.18
Granted	(814,910)	5,030	56,300	52.46	753,580	52.51
Stock options exercised	-	-	-	-	(819,650)	47.34
Stock awards vested	-	-	(61,950)	56.73	-	-
Deferred stock unit conversions	-	(1,203)	-	-	-	-
Forfeited	150,500	-	-	-	(150,500)	52.49
Cancelled/expired	(21,750)	-	-	-	-	-
Balance, December 31, 2010	2,759,347	16,515	227,550	$ 51.10	4,383,885	$ 52.08
Granted	(868,267)	5,577	56,300	48.00	806,390	48.02
Stock options exercised	-	-	-	-	(148,203)	50.18
Stock awards vested	-	-	(114,320)	50.19	-	-
Forfeited	73,250	-	-	-	(73,250)	51.43
Cancelled/expired	(875)	-	-	-	-	-
Balance, December 31, 2011	1,963,455	22,092	169,530	$ 50.33	4,968,822	$ 51.49

Of the shares available for grant included in the above table as of December 31, 2011, a total of 174,105 shares may be granted as full value awards, meaning awards other than in the form of stock options or stock appreciation rights, and which are settled by the issuance of shares.

Upon retirement from the Corporation's board of directors, non-employee directors will receive one share of the Corporation's common stock for each deferred stock unit held. The deferred stock units were fully vested upon being awarded and will receive equivalent dividend payments as such dividends are declared on the Corporation's common stock.

Other information regarding options outstanding and exercisable as of December 31, 2011 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number of Shares	Weighted-Average Exercise Price
$ 45.01 - $ 50.00	1,472,890	$ 48.39	7.99	673,500	$ 48.85
50.01 - 55.00	2,779,957	51.52	6.99	1,677,454	51.30
55.01 - 60.00	715,975	57.71	4.75	711,850	57.70
Total	4,968,822	51.49	6.96	3,062,804	52.25

Proceeds from stock option exercises totaled $7.4 million in 2011, $38.8 million in 2010 and $16.2 million in 2009. Shares issued in connection with stock compensation awards are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2011, 140,739 shares issued in connection with stock compensation awards were new shares issued from available authorized shares, while 29,824 shares were issued from available treasury stock. During 2010, 666,222 shares issued in connection with stock compensation awards were new shares issued from available authorized shares, while 176,991 shares were issued from available treasury stock. During 2009, all shares issued in connection with stock compensation awards were issued from available treasury stock.

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was $10.5 million and $5.4 million at December 31, 2011. The total intrinsic value of stock options exercised was $1.5 million in 2011, $6.6 million in 2010 and $4.9 million in 2009. The total fair value of stock awards/stock units vested was $6.2 million in 2011, $3.3 million in 2010 and $2.6 million in 2009.

Stock-based Compensation Expense. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. Stock-based compensation expense and the related income tax benefit was as follows:

	2011	2010	2009
Stock options	$ 10,834	$ 9,839	$ 9,314
Non-vested stock awards/stock units	4,799	4,786	3,001
Deferred stock-units	330	300	330
Total	$ 15,963	$ 14,925	$ 12,645
Income tax benefit	$ 5,587	$ 5,224	$ 4,426

Unrecognized stock-based compensation expense at December 31, 2011 was as follows:

Stock options	$ 19,032
Non-vested stock awards/stock units	3,096
Total	$ 22,128

The weighted-average period over which this unrecognized expense related to stock options was expected to be recognized was 2.7 years. The weighted-average period over which this unrecognized expense related to non-vested stock awards/stock units was expected to be recognized was 2.7 years.

Valuation of Stock-Based Compensation. The fair value of the Corporation's employee stock options granted is estimated on the measurement date, which, for the Corporation, is the date of grant. The fair value of stock options is estimated using a binomial lattice-based valuation model that takes into account employee exercise patterns based on changes in the Corporation's stock price and other variables, and allows for the use of dynamic assumptions about interest rates and expected volatility. The fair value of stock options granted prior to the fourth quarter of 2006 was estimated using the Black-Scholes option-pricing model.

The weighted-average fair value of stock options granted during 2011, 2010 and 2009 estimated using a binomial lattice-based valuation model, was $9.78, $12.94 and $14.43. The assumptions used to determine the fair value of options granted are detailed in the table below.

	2011	2010	2009
Risk-free interest rate	0.01% to 3.91%	0.14% to 4.98%	0.08% to 5.21%
Weighted-average risk-free interest rate	2.23%	2.79%	3.50%
Dividend yield	2.84%	2.79%	2.74%
Expected market price volatility	24.87% to 31.32%	31.11% to 41.40%	31.16% to 52.70%
Weighted-average expected market price volatility	29.43%	34.65%	39.25%
Expected term	6.0 to 7.0 Years	5.6 to 6.9 Years	5.7 to 6.8 Years
Weighted-average expected term	6.3 Years	6.0 Years	6.3 Years

Expected volatility is based on the short-term historical volatility (estimated over the most recent two years) and the long-term historical volatility (estimated over a period at least equal to the contractual term of the options) of the Corporation's stock, and other factors. A variance targeting methodology is utilized to estimate the convergence, or mean reversion, from short-term to long-term volatility within the model. In estimating the fair value of stock options under the binomial lattice-based valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected term of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range of expected term results from certain groups of employees exhibiting different behavior.

The fair value of non-vested stock awards/stock units and deferred stock units for the purposes of recognizing stock-based compensation expense is the market price of the stock on the measurement date, which, for the Corporation, is the date of the award.

Note 12 - Other Non-Interest Income and Expense

Other non-interest income and expense totals are presented in the following tables. Components of these totals exceeding 1% of the aggregate of total net interest income and total non-interest income for any of the years presented are stated separately.

	2011	2010	2009
Other non-interest income:			
Check card income	$ 19,811	$ 21,116	$ 18,536
Gain on termination of interest rate swap	-	-	17,722
Other	26,751	29,220	28,171
Total	$ 46,562	$ 50,336	$ 64,429
Other non-interest expense:			
Legal and other professional fees	$ 19,802	$ 20,792	$ 19,858
Advertising, promotions and public relations	22,584	15,087	15,327
Other	95,207	88,328	90,426
Total	$ 137,593	$ 124,207	$ 125,611

Note 13 - Income Taxes

Income tax expense was as follows:

	2011	2010	2009
Current income tax expense	$ 60,533	$ 52,932	$ 63,575
Deferred income tax expense (benefit)	8,167	4,644	(9,854)
Income tax expense	$ 68,700	$ 57,576	$ 53,721

Reported income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	2011	2010	2009
Income tax expense computed at the statutory rate	$ 100,182	$ 93,219	$ 81,464
Effect of tax-exempt interest	(35,741)	(34,355)	(26,673)
Bank owned life insurance income	(1,416)	(1,581)	(1,694)
Accrual adjustment for premium amortization on municipal securities	4,146	-	-
Other	1,529	293	624
Income tax expense, as reported	$ 68,700	$ 57,576	$ 53,721

Income tax expense for 2011 included the correction of an under-accrual of taxes that resulted from incorrectly deducting premium amortization on municipal securities for federal income tax purposes since 2008. As a result, the Corporation recognized additional income tax expense totaling $4.1 million, which included interest, related to the 2010, 2009 and 2008 tax years. Interest and/or penalties related to income taxes are reported as a component of income tax expense. Such amounts were not significant during the reported periods.

Year-end deferred taxes were as follows:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 38,552	$ 44,211
Net actuarial loss on defined benefit post-retirement benefit plans	23,131	15,269
Stock-based compensation	16,411	13,314
Bonus accrual	4,352	-
Gain on sale of assets	2,424	2,519
Non-accrual loans	1,763	2,083
Other	5,384	3,760
Total gross deferred tax assets	92,017	81,156
Deferred tax liabilities:		
Net unrealized gain on securities available for sale and effective cash flow hedging derivatives	(156,528)	(98,327)
Premises and equipment	(23,948)	(17,502)
Defined benefit post-retirement benefit plans	(15,732)	(13,638)
Intangible assets	(7,383)	(8,170)
Leases	(5,563)	(5,352)
Bonus accrual 481(a) adjustment	(3,273)	-
Prepaid expenses	(1,509)	(1,413)
Other	(1,772)	(1,939)
Total gross deferred tax liabilities	(215,708)	(146,341)
Net deferred tax asset (liability)	$ (123,691)	$ (65,185)

No valuation allowance for deferred tax assets was recorded at December 31, 2011 and 2010 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years. There were no unrecognized tax benefits during any of the reported periods.

The Corporation files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2008.

Note 14 - Other Comprehensive Income

Total comprehensive income is reported in the accompanying statements of changes in shareholders' equity. Information related to net other comprehensive income is as follows:

	2011	2010	2009
Net income:	$ 217,535	$ 208,764	$ 179,034
Other comprehensive income:			
Securities available for sale:			
Change in net unrealized gain/loss during the period	208,015	(21,568)	80,397
Reclassification adjustment for (gains) losses included in income	(6,414)	(6)	1,260
Change in the net actuarial gain/loss on defined benefit post-retirement benefit plans	(22,463)	(887)	12,173
Change in accumulated gain/loss on effective cash flow hedging derivatives	(35,315)	22,531	(67,814)
	143,823	70	26,016
Deferred tax expense:			
Securities available for sale:			
Change in net unrealized gain/loss during the period	72,806	(7,549)	28,139
Reclassification adjustment for (gains) losses included in income	(2,245)	(2)	441
Change in the net actuarial gain/loss on defined benefit post-retirement benefit plans	(7,862)	(310)	4,260
Change in accumulated gain/loss on effective cash flow hedging derivatives	(12,360)	7,886	(23,735)
	50,339	25	9,105
Other comprehensive income, net of tax	93,484	45	16,911
Comprehensive income	$ 311,019	$ 208,809	$ 195,945

The components of accumulated other comprehensive income, net of tax, as of year-end were as follows:

	2011	2010
Net actuarial loss on defined benefit post-retirement benefit plans	$ (42,958)	$ (28,357)
Net unrealized gain on securities available for sale	227,052	96,012
Accumulated gain on effective cash flow hedging derivatives	63,640	86,595
	$ 247,734	$ 154,250

Note 15 - Derivative Financial Instruments

The fair value of derivative positions outstanding is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows.

Interest Rate Derivatives. The Corporation utilizes interest rate swaps, caps and floors to mitigate exposure to interest rate risk and to facilitate the needs of its customers. The Corporation's objectives for utilizing these derivative instruments is described below:

The Corporation has entered into certain interest rate swap contracts that are matched to specific fixed-rate commercial loans or leases that the Corporation has entered into with its customers. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying commercial loan/lease due to changes in interest rates. The related contracts are structured so that the notional amounts reduce over time to generally match the expected amortization of the underlying loan/lease.

During 2007, the Corporation entered into three interest rate swap contracts on variable-rate loans with a total notional amount of $1.2 billion. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's monthly interest receipts on a rolling portfolio of $1.2 billion of variable-rate loans outstanding throughout the 84-month period beginning in October 2007 and ending in October 2014 from the risk of variability of those cash flows such that the yield on the underlying loans would remain constant. As further discussed below, the Corporation terminated portions of the hedges and settled portions of the interest rate swap contracts during November 2009 and terminated the remaining portions of the hedges and settled the remaining portions of the interest rate swap contracts during November 2010. Under the initial hedge relationship, the desired constant yield was 7.559% in the case of the first contract (underlying loan pool totaling $650.0 million carrying an interest rate equal to Prime), 8.059% in the case of the second contract (underlying loan pool totaling $230.0 million carrying an interest rate equal to Prime plus a margin of 50 basis points) and 8.559% in the case of the third contract (underlying loan pool totaling $320.0 million carrying an interest rate equal to Prime plus a margin of 100 basis points). Under the swaps, the Corporation received a fixed interest rate of 7.559% and paid a variable interest rate equal to the daily Federal Reserve Statistical Release H-15 Prime Rate (Prime), with monthly settlements.

As stated above, during November 2009, the Corporation settled portions of two of the interest rate swap contracts having a total notional amount of $400.0 million and concurrently terminated the hedges related to the interest cash flows on a rolling portfolio of $400.0 million of variable rate loans. The terminated hedges had underlying loan pools totaling $300.0 million carrying an interest rate equal to Prime and $100.0 million carrying an interest rate equal to Prime plus a margin of 50 basis points. In November 2010, the Corporation settled the remaining interest rate swap contracts having a total notional amount of $800.0 million and concurrently terminated the hedges related to the interest cash flows on a rolling portfolio of $800.0 million of variable rate loans. The terminated hedges had underlying loan pools totaling $350.0 million carrying an interest rate equal to Prime, $130.0 million carrying an interest rate equal to Prime plus a margin of 50 basis points and $320.0 million carrying an interest rate equal to Prime plus a margin of 100 basis points. The deferred accumulated after-tax gain applicable to the settled interest rate contracts included in accumulated other comprehensive income totaled $68.5 million and $92.8 million at December 31, 2011 and 2010, respectively. The deferred gain will be reclassified into earnings through October 2014 when the formerly hedged transactions impact future earnings.

In October 2008, the Corporation entered into an interest rate swap contract on junior subordinated deferrable interest debentures with a total notional amount of $120.0 million. The interest rate swap contract was designated as a hedging instrument in a cash flow hedge with the objective of protecting the quarterly interest payments on the Corporation's $120.0 million of junior subordinated deferrable interest debentures issued to Cullen/Frost

Capital Trust II throughout the five-year period beginning in December 2008 and ending in December 2013 from the risk of variability of those payments resulting from changes in the three-month LIBOR interest rate. Under the swap, the Corporation will pay a fixed interest rate of 5.47% and receive a variable interest rate of three-month LIBOR plus a margin of 1.55% on a total notional amount of $120.0 million, with quarterly settlements.

In January 2009, the Corporation entered into three interest rate swap contracts on FHLB advances with a total notional amount of $230.0 million. The interest rate swap contracts were designated as hedging instruments in cash flow hedges with the objective of protecting the forty quarterly interest payments on each of the Corporation's variable-rate (three-month LIBOR plus a margin of 0.36%) FHLB advances which, in the aggregate, totaled $230.0 million throughout the forty quarterly periods beginning in January 2009 and ending in January 2019 from the risk of variability of those payments resulting from changes in the three-month LIBOR interest rate. Under the swaps, the Corporation would pay a weighted-average fixed interest rate of 2.85% and would receive a variable interest rate of three-month LIBOR plus a margin of 0.36% on a total notional amount of $230.0 million, with quarterly settlements. During October 2009, the Corporation elected to repay the $230.0 million of FHLB advances associated with the interest rate swaps. Upon repayment of the advances, the Corporation also terminated the interest rate swaps and recognized a $17.7 million gain representing the fair value of the interest rate swaps on the termination date.

The Corporation has entered into certain interest rate swap, cap and floor contracts that are not designated as hedging instruments. These derivative contracts relate to transactions in which the Corporation enters into an interest rate swap, cap and/or floor with a customer while at the same time entering into an offsetting interest rate swap, cap and/or floor with another financial institution. In connection with each swap transaction, the Corporation agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Corporation agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the Corporation's customer to effectively convert a variable rate loan to a fixed rate. Because the Corporation acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Corporation's results of operations.

The notional amounts and estimated fair values of interest rate derivative contracts outstanding at December 31, 2011 and 2010 are presented in the following table. The Corporation obtains dealer quotations to value its interest rate derivative contracts designated as hedges of cash flows, while the fair values of other interest rate derivative contracts are estimated utilizing internal valuation models with observable market data inputs.

	December 31, 2011		**December 31, 2010**	
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Interest rate derivatives designated as hedges of fair value:				
Commercial loan/lease interest rate swaps	$ 71,181	$ (8,376)	$ 104,088	$ (8,350)
Interest rate derivatives designated as hedges of cash flows:				
Interest rate swap on junior subordinated deferrable interest debentures	120,000	(7,807)	120,000	(9,895)
Non-hedging interest rate derivatives:				
Commercial loan/lease interest rate swaps	613,883	61,137	593,792	44,335
Commercial loan/lease interest rate swaps	613,883	(61,393)	593,792	(44,666)
Commercial loan/lease interest rate caps	20,000	50	20,000	388
Commercial loan/lease interest rate caps	20,000	(50)	20,000	(388)

The weighted-average rates paid and received for interest rate swaps outstanding at December 31, 2011 were as follows:

	Weighted-Average	
	Interest Rate Paid	Interest Rate Received
Interest rate swaps:		
Fair value hedge commercial loan/lease interest rate swaps	4.40%	0.27%
Cash flow hedge interest rate swaps on junior subordinated deferrable interest debentures	5.47	2.08
Non-hedging interest rate swaps	1.86	4.95
Non-hedging interest rate swaps	4.95	1.86

The weighted-average strike rate for outstanding interest rate caps was 3.10% at December 31, 2011.

Commodity Derivatives. The Corporation enters into commodity swaps and option contracts that are not designated as hedging instruments primarily to accommodate the business needs of its customers. Upon the origination of a commodity swap or option contract with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to mitigate the exposure to fluctuations in commodity prices.

The notional amounts and estimated fair values of commodity derivative positions outstanding are presented in the following table. The Corporation obtains dealer quotations to value its commodity derivative positions.

		December 31, 2011		December 31, 2010	
	Notional Units	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Non-hedging commodity swaps:					
Oil	Barrels	459	$ 1,068	321	$ 2,502
Oil	Barrels	459	(963)	321	(2,428)
Natural gas	MMBTUs	1,905	3,540	510	195
Natural gas	MMBTUs	1,905	(3,480)	510	(174)
Non-hedging commodity options:					
Oil	Barrels	2,920	18,206	1,288	7,706
Oil	Barrels	2,920	(18,206)	1,288	(7,706)
Natural gas	MMBTUs	480	490	3,820	3,774
Natural gas	MMBTUs	480	(490)	3,820	(3,774)

Foreign Currency Derivatives. The Corporation enters into foreign currency forward contracts that are not designated as hedging instruments primarily to accommodate the business needs of its customers. Upon the origination of a foreign currency denominated transaction with a customer, the Corporation simultaneously enters into an offsetting contract with a third party to negate the exposure to fluctuations in foreign currency exchange rates. The Corporation also utilizes foreign currency forward contracts that are not designated as hedging instruments to mitigate the economic effect of fluctuations in foreign currency exchange rates on certain short-term, non-U.S. dollar denominated loans. The notional amounts and fair values of open foreign currency forward contracts were not significant at December 31, 2011 and 2010.

Gains, Losses and Derivative Cash Flows. For fair value hedges, the changes in the fair value of both the derivative hedging instrument and the hedged item are included in other non-interest income or other non-interest expense. The extent that such changes in fair value do not offset represents hedge ineffectiveness. Net cash flows from interest rate swaps on commercial loans/leases designated as hedging instruments in effective hedges of fair value are included in interest income on loans. For cash flow hedges, the effective portion of the gain or loss due to changes in the fair value of the derivative hedging instrument is included in other comprehensive income, while the ineffective portion (indicated by the excess of the cumulative change in the fair value of the derivative over that which is necessary to offset the cumulative change in expected future cash flows on the hedge transaction) is included in other non-interest income or other non-interest expense. Net cash flows from interest rate swaps on variable-rate loans designated as hedging instruments in effective hedges of cash flows and the reclassification from other comprehensive income of deferred gains associated with the termination of those hedges are included in interest income on loans. Net cash flows from the interest rate swap on junior subordinated deferrable interest debentures designated as a hedging instrument in an effective hedge of cash flows are included in interest expense on junior subordinated deferrable interest debentures. Net cash flows from interest rate swaps on FHLB advances designated as hedging instruments in effective hedges of cash flows were included in interest expense on other long-term borrowings. For non-hedging derivative instruments, gains and losses due to changes in fair value and all cash flows are included in other non-interest income and other non-interest expense.

Amounts included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value were as follows:

	2011	2010	2009
Commercial loan/lease interest rate swaps:			
Amount of gain (loss) included in interest income on loans	$ (3,640)	$ (5,082)	$ (5,852)
Amount of (gain) loss included in other non-interest expense	(3)	(110)	(390)

Amounts included in the consolidated statements of income and in other comprehensive income for the period related to interest rate derivatives designated as hedges of cash flows were as follows:

	2011	2010	2009
Interest rate swaps/caps/floors on variable-rate loans:			
Amount reclassified from accumulated other comprehensive income to interest income on loans	$ 37,380	$ 43,389	$ 51,377
Amount of gain (loss) recognized in other comprehensive income	-	68,865	(20,177)
Interest rate swaps on junior subordinated deferrable interest debentures:			
Amount reclassified from accumulated other comprehensive income to interest expense on junior subordinated deferrable interest debentures	4,386	4,367	3,595
Amount of gain (loss) recognized in other comprehensive income	(2,321)	(7,312)	145
Interest rate swaps on FHLB advances:			
Amount reclassified from accumulated other comprehensive income to:			
Other non-interest income	-	-	17,722
Interest expense on other long-term borrowings	-	-	2,950
Amount of gain (loss) recognized in other comprehensive income	-	-	14,772

No ineffectiveness related to interest rate derivatives designated as hedges of cash flows was recognized in the consolidated statements of income during the reported periods. The accumulated net after-tax gain related to effective cash flow hedges included in accumulated other comprehensive income totaled $63.6 million at December 31, 2011 and $86.6 million at December 31, 2010. The Corporation currently expects approximately $21.7 million of the net after-tax gain related to effective cash flow hedges included in accumulated other comprehensive income at December 31, 2011 will be reclassified into earnings during 2012. This amount represents management's best estimate given current expectations about market interest rates and volumes related to loan pools underlying the terminated cash flow hedges. Because actual market interest rates and volumes related to loan pools underlying the terminated cash flow hedges may differ from management's expectations, there can be no assurance as to the ultimate amount that will be reclassified into earnings during 2012.

As stated above, the Corporation enters into non-hedge related derivative positions primarily to accommodate the business needs of its customers. Upon the origination of a derivative contract with a customer, the Corporation simultaneously enters into an offsetting derivative contract with a third party. The Corporation recognizes immediate income based upon the difference in the bid/ask spread of the underlying transactions with its customers and the third party. Because the Corporation acts only as an intermediary for its customer, subsequent changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Corporation's results of operations.

Amounts included in the consolidated statements of income related to non-hedging interest rate and commodity derivative instruments are presented in the table below.

	2011	2010	2009
Non-hedging interest rate derivatives:			
Other non-interest income	$ 2,270	$ 2,713	$ 915
Other non-interest expense	(76)	154	198
Non-hedging commodity derivatives:			
Other non-interest income	627	221	375
Non-hedging foreign exchange derivatives:			
Other non-interest income	316	2	-

Counterparty Credit Risk. Derivative contracts involve the risk of dealing with both bank customers and institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have an investment grade credit rating and be approved by the Corporation's Asset/Liability Management Committee. The Corporation's credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty, while the Corporation's credit exposure on commodity swaps/options is limited to the net favorable value of all swaps/options by each counterparty. Credit exposure may be reduced by the amount of collateral pledged by the counterparty. There are no credit-risk-related contingent features associated with any of the Corporation's derivative contracts. Certain derivative contracts with upstream financial institution counterparties may be terminated with respect to a party in the transaction, if such party does not have at least a minimum level rating assigned to either its senior unsecured long-term debt or its deposit obligations by certain third-party rating agencies.

The Corporation's credit exposure relating to interest rate swaps and commodity swaps/options with bank customers was approximately $59.8 million at December 31, 2011. This credit exposure is partly mitigated as transactions with customers are generally secured by the collateral, if any, securing the underlying transaction being hedged. The Corporation had no credit exposure, net of collateral pledged, relating to interest rate swaps and commodity swaps/options with upstream financial institution counterparties at December 31, 2011. Collateral levels for upstream financial institution counterparties are monitored and adjusted as necessary.

The aggregate fair value of securities posted as collateral by the Corporation related to derivative contracts totaled $67.4 million at December 31, 2011. At such date, the Corporation also had $6.9 million in cash collateral on deposit with other financial institution counterparties.

Note 16 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Corporation's monthly and/or quarterly valuation process.

Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities Available for Sale. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

The Corporation reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. In general, the Corporation does not purchase investment portfolio securities that are esoteric or that have a complicated structure. The Corporation's entire portfolio consists of traditional investments, nearly all of which are U.S. Treasury obligations, federal agency bullet or mortgage pass-through securities, or general obligation or revenue based municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. From time to time, the Corporation will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from third-party sources or derived using internal models.

Trading Securities. U.S. Treasury securities and exchange-listed common stock are reported at fair value utilizing Level 1 inputs. Other securities classified as trading are reported at fair value utilizing Level 2 inputs in the same manner as described above for securities available for sale.

Derivatives. Derivatives are generally reported at fair value utilizing Level 2 inputs, except for foreign currency contracts, which are reported at fair value utilizing Level 1 inputs. The Corporation obtains dealer quotations to value its prime-rate loan swaps, the swap related to its junior subordinated deferrable interest debentures and commodity swaps/options. The Corporation utilizes internally developed valuation models and/or third-party models with observable market data inputs to validate the valuations provided by the dealers. Though there has never been a significant discrepancy in the valuations, should such a significant discrepancy arise, the Corporation would obtain price verification from a third-party dealer. The Corporation utilizes internal valuation models with observable market data inputs to estimate fair values of customer interest rate swaps, caps and floors. The Corporation also obtains dealer quotations for these derivatives for comparative purposes to assess the reasonableness of the model valuations. In cases where significant credit valuation adjustments are incorporated into the estimation of fair value, reported amounts are considered to have been derived utilizing Level 3 inputs.

For purposes of potential valuation adjustments to its derivative positions, the Corporation evaluates the credit risk of its counterparties as well as that of the Corporation. Accordingly, the Corporation has considered factors such as the likelihood of default by the Corporation and its counterparties, its net exposures, and remaining contractual life, among other things, in determining if any fair value adjustments related to credit risk are required. Counterparty exposure is evaluated by netting positions that are subject to master netting arrangements, as well as considering the amount of collateral securing the position. The Corporation reviews its counterparty exposure on a regular basis, and, when necessary, appropriate business actions are taken to adjust the exposure. The Corporation also utilizes this approach to estimate its own credit risk on derivative liability positions. To date, the Corporation has not realized any significant losses due to a counterparty's inability to pay any net uncollateralized position. The change in value of derivative assets and derivative liabilities attributable to credit risk was not significant during the reported periods.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
2011				
Securities available for sale:				
U.S. Treasury	$ 2,056,732	$ -	$ -	$ 2,056,732
U.S. government agencies/corporations	-	250,884	-	250,884
Residential mortgage-backed securities	-	3,289,270	-	3,289,270
States and political subdivisions	-	2,154,813	-	2,154,813
Other	-	38,001	-	38,001
Trading account securities:				
U.S. Treasury	13,609	-	-	13,609
Derivative assets:				
Interest rate swaps, caps and floors	-	60,498	689	61,187
Commodity and foreign exchange derivatives	7	23,304	-	23,311
Derivative liabilities:				
Interest rate swaps, caps and floors	-	77,626	-	77,626
Commodity and foreign exchange derivatives	-	23,139	-	23,139
2010				
Securities available for sale:				
U.S. Treasury	$ 987,031	$ -	$ -	$ 987,031
Residential mortgage-backed securities	-	2,091,330	-	2,091,330
States and political subdivisions	-	2,040,300	-	2,040,300
Other	-	38,809	-	38,809
Trading account securities:				
U.S. Treasury	14,986	-	-	14,986
States and political subdivisions	-	115	-	115
Derivative assets:				
Interest rate swaps, caps and floors	-	43,633	1,090	44,723
Commodity and foreign exchange derivatives	-	14,177	-	14,177
Derivative liabilities:				
Interest rate swaps, caps and floors	-	63,299	-	63,299
Commodity and foreign exchange derivatives	19	14,082	-	14,101

The following table reconciles the beginning and ending balances of derivative assets measured at fair value on a recurring basis using significant unobservable (Level 3) inputs:

	2011	2010
Balance, beginning of period	$ 1,090	$ 945
Transfers into Level 3	457	-
Cash settlements	(1,496)	(462)
Realized gains included in other non-interest income	562	761
Realized gains (losses) included in other non-interest expense	76	(154)
Balance, end of period	$ 689	$ 1,090

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include certain impaired loans reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using

Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. The following table presents impaired loans that were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for loan losses based upon the fair value of the underlying collateral during 2011, 2010 and 2009.

	2011		2010		2009	
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Carrying value of impaired loans	$ 4,158	$ 2,310	$ 18,020	$ 5,458	$ 7,827	$ 7,357
Specific valuation allowance allocations	(1,361)	(1,528)	(7,311)	(3,722)	(1,600)	(3,743)
Fair value	$ 2,797	$ 782	$ 10,709	$ 1,736	$ 6,227	$ 3,614

Non-Financial Assets and Non-Financial Liabilities: The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a non-recurring basis during the reported periods include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in other non-interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs.

The following table presents foreclosed assets that were remeasured and reported at fair value:

	2011	2010	2009
Foreclosed assets remeasured at initial recognition:			
Carrying value of foreclosed assets prior to remeasurement	$24,682	$22,585	$42,091
Charge-offs recognized in the allowance for loan losses	(3,556)	(3,067)	(5,980)
Fair value	$21,126	$19,518	$36,111
Foreclosed assets remeasured subsequent to initial recognition:			
Carrying value of foreclosed assets prior to remeasurement	$ 7,667	$ 8,025	$ 5,749
Write-downs included in other non-interest expense	(2,792)	(2,302)	(1,557)
Fair value	$ 4,875	$ 5,723	$ 4,192

Charge-offs recognized upon loan foreclosures are generally offset by general or specific allocations of the allowance for loan losses and generally do not, and did not during the reported periods, significantly impact the Corporation's provision for loan losses. Regulatory guidelines require the Corporation to reevaluate the fair value of other real estate owned on at least an annual basis. While the Corporation's policy is to comply with the regulatory guidelines, the Corporation's general practice is to reevaluate the fair value of other real estate owned on a quarterly basis. Thus, appraisals are never considered to be outdated, and the Corporation does not make any adjustments to the appraised values. The fair value of other real estate owned is monitored/evaluated by a third-party service and reviewed with management on a quarterly basis.

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk.

Deposits. The estimated fair value approximates carrying value for demand deposits. The fair value of fixed-rate deposit liabilities with defined maturities is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposits does not take into account the value of the Corporation's long-term relationships with depositors, commonly known as core deposit intangibles, which are separate intangible assets, and not considered financial instruments. Nonetheless, the Corporation would likely realize a core deposit premium if its deposit portfolio were sold in the principal market for such deposits.

Borrowed Funds. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Loan Commitments, Standby and Commercial Letters of Credit. The Corporation's lending commitments have variable interest rates and "escape" clauses if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

The estimated fair values of financial instruments were as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,907,592	$ 2,907,592	$ 2,820,977	$ 2,820,977
Securities	8,169,305	8,207,770	5,456,200	5,468,799
Loans, net	7,884,982	7,951,742	7,990,704	8,038,760
Cash surrender value of life insurance policies	133,967	133,967	129,922	129,922
Non-hedging commercial loan/lease interest rate swaps, caps and floors	61,187	61,187	44,723	44,723
Commodity and foreign exchange derivatives	23,311	23,311	14,177	14,177
Accrued interest receivable	78,869	78,869	72,328	72,328
Financial liabilities:				
Deposits	16,756,748	16,757,708	14,479,342	14,480,725
Federal funds purchased and repurchase agreements	722,202	722,202	475,673	475,673
Junior subordinated deferrable interest debentures	123,712	123,712	123,712	123,712
Subordinated notes payable and other borrowings	100,026	100,101	250,045	256,172
Interest rate swap on junior subordinated deferrable interest debentures designated as a hedge of cash flows	7,807	7,807	9,895	9,895
Commercial loan/lease interest rate swaps designated as hedges of fair value	8,376	8,376	8,350	8,350
Non-hedging commercial loan/lease interest rate swaps, caps and floors	61,443	61,443	45,054	45,054
Commodity and foreign exchange derivatives	23,139	23,139	14,101	14,101
Accrued interest payable	4,431	4,431	9,991	9,991

Under ASC Topic 825, entities may choose to measure eligible financial instruments at fair value at specified election dates. The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions, (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected must be reported in earnings at each subsequent reporting date. During the reported periods, the Corporation had no financial instruments measured at fair value under the fair value measurement option.

Note 17 - Operating Segments

The Corporation is managed under a matrix organizational structure whereby significant lines of business, including Banking and Frost Wealth Advisors (formerly Financial Management Group or "FMG"), overlap a regional reporting structure. The regions are primarily based upon geographic location and include Austin, Corpus Christi, Dallas, Fort Worth, Houston, Rio Grande Valley, San Antonio and Statewide. The Corporation is primarily managed based on the line of business structure. In that regard, all regions have the same lines of business, which have the same product and service offerings, have similar types and classes of customers and utilize similar service delivery methods. Pricing guidelines for products and services are the same across all regions. The regional reporting structure is primarily a means to scale the lines of business to provide a local, community focus for customer relations and business development.

The Corporation has two primary operating segments, Banking and Frost Wealth Advisors, that are delineated by the products and services that each segment offers. The Banking operating segment includes both commercial and consumer banking services, Frost Securities, Inc. and Frost Insurance Agency. Commercial banking services are provided to corporations and other business clients and include a wide array of lending and cash management products. Consumer banking services include direct lending and depository services. Frost Insurance Agency provides insurance brokerage services to individuals and businesses covering corporate and personal property and casualty products, as well as group health and life insurance products. Frost Securities, Inc. provides advisory and private equity services to middle market companies. The Frost Wealth Advisors operating segment includes fee-based services within private trust, retirement services, and financial management services, including personal wealth management and brokerage services. The third operating segment, Non-Banks, is for the most part the parent holding company, as well as certain other insignificant non-bank subsidiaries of the parent that, for the most part, have little or no activity. The parent company's principal activities include the direct and indirect ownership of the Corporation's banking and non-banking subsidiaries and the issuance of debt and equity. Its principal source of revenue is dividends from its subsidiaries.

The accounting policies of each reportable segment are the same as those of the Corporation except for the following items, which impact the Banking and Frost Wealth Advisors segments: (i) expenses for consolidated back-office operations and general overhead-type expenses such as executive administration, accounting and internal audit are allocated to operating segments based on estimated uses of those services, (ii) income tax expense for the individual segments is calculated essentially at the statutory rate, and (iii) the parent company records the tax expense or benefit necessary to reconcile to the consolidated total.

The Corporation uses a match-funded transfer pricing process to assess operating segment performance. The process helps the Corporation to (i) identify the cost or opportunity value of funds within each business segment, (ii) measure the profitability of a particular business segment by relating appropriate costs to revenues, (iii) evaluate each business segment in a manner consistent with its economic impact on consolidated earnings, and (iv) enhance asset and liability pricing decisions.

Financial results by operating segment are detailed below. Certain prior period amounts have been reclassified to conform to the current presentation.

	Banking	Frost Wealth Advisors	Non-Banks	Consolidated
2011				
Net interest income (expense)	$ 588,092	$ 6,323	$ (12,639)	$ 581,776
Provision for loan losses	27,449	(4)	-	27,445
Non-interest income	196,226	91,710	2,066	290,002
Non-interest expense	469,152	84,114	4,832	558,098
Income (loss) before income taxes	287,717	13,923	(15,405)	286,235
Income tax expense (benefit)	71,298	4,873	(7,471)	68,700
Net income (loss)	$ 216,419	$ 9,050	$ (7,934)	$ 217,535
Revenues from (expenses to) external customers	$ 784,318	$ 98,033	$ (10,573)	$ 871,778
Average assets (in millions)	$ 18,530	$ 26[(1)]	$ 13	$ 18,569
2010				
Net interest income (expense)	$ 570,019	$ 6,271	$ (12,831)	$ 563,459
Provision for loan losses	43,607	4	-	43,611
Non-interest income	194,111	85,804	2,118	282,033
Non-interest expense	449,430	80,346	5,765	535,541
Income (loss) before income taxes	271,093	11,725	(16,478)	266,340
Income tax expense (benefit)	60,742	4,101	(7,267)	57,576
Net income (loss)	$ 210,351	$ 7,624	$ (9,211)	$ 208,764
Revenues from (expenses to) external customers	$ 764,130	$ 92,075	$ (10,713)	$ 845,492
Average assets (in millions)	$ 17,140	$ 27[(1)]	$ 20	$ 17,187
2009				
Net interest income (expense)	$ 540,458	$ 9,303	$ (13,082)	$ 536,679
Provision for loan losses	65,392	-	-	65,392
Non-interest income	208,476	83,715	1,515	293,706
Non-interest expense	447,251	79,722	5,265	532,238
Income (loss) before income taxes	236,291	13,296	(16,832)	232,755
Income tax expense (benefit)	56,887	4,654	(7,820)	53,721
Net income (loss)	$ 179,404	$ 8,642	$ (9,012)	$ 179,034
Revenues from (expenses to) external customers	$ 748,934	$ 93,018	$ (11,567)	$ 830,385
Average assets (in millions)	$ 15,653	$ 32[(1)]	$ 17	$ 15,702

(1) Excludes off balance sheet managed and custody assets with a total fair value of $25.2 billion, $24.9 billion and $22.7 billion at December 31, 2011, 2010 and 2009.

Note 18 - Condensed Financial Statements of Parent Company

Condensed financial statements pertaining only to Cullen/Frost Bankers, Inc. are presented below. Investments in subsidiaries are stated using the equity method of accounting.

Condensed Statements of Income

	Year Ended December 31,		
	2011	2010	2009
Income:			
Dividend income	$ 130,735	$ 109,741	$ 96,781
Interest and other income	101	165	151
Total income	130,836	109,906	96,932
Expenses:			
Interest expense	12,653	12,852	13,101
Salaries and employee benefits	1,163	1,141	1,116
Other	4,468	5,138	4,693
Total expenses	18,284	19,131	18,910
Income before income taxes and equity in undistributed earnings of subsidiaries	112,552	90,775	78,022
Income tax benefit	8,295	8,000	8,398
Equity in undistributed earnings of subsidiaries	96,688	109,989	92,614
Net income	$ 217,535	$ 208,764	$ 179,034

Condensed Balance Sheets

	December 31,	
	2011	2010
Assets:		
Cash	$ 11,509	$ 22,404
Resell agreements	177,680	133,860
Total cash and cash equivalents	189,189	156,264
Investment in subsidiaries	2,322,712	2,133,779
Other assets	7,775	10,135
Total assets	$ 2,519,676	$ 2,300,178
Liabilities:		
Junior subordinated deferrable interest debentures	$ 123,712	$ 123,712
Subordinated notes payable	100,000	100,000
Accrued interest payable and other liabilities	12,427	14,786
Total liabilities	236,139	238,498
Shareholders' Equity	2,283,537	2,061,680
Total liabilities and shareholders' equity	$ 2,519,676	$ 2,300,178

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
Operating Activities:			
Net income	$ 217,535	$ 208,764	$ 179,034
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(96,688)	(109,989)	(92,614)
Stock-based compensation	330	300	330
Excess tax benefits from stock-based compensation	(213)	(614)	(464)
Net change in other assets and other liabilities	2,916	9,891	4,602
Net cash from operating activities	123,880	108,352	90,888
Investing Activities:			
Redemption of capital trusts	-	372	-
Net cash from investing activities	-	372	-
Financing Activities:			
Redemption of junior subordinated deferrable interest debentures	-	(12,372)	-
Proceeds from stock option exercises	7,438	38,807	16,226
Proceeds from stock-based compensation activities of subsidiaries	15,633	14,625	12,315
Excess tax benefits from stock-based compensation	213	614	464
Purchase of treasury stock	(2,029)	(986)	(800)
Treasury stock sold to the 401(k) stock purchase plan	-	3,539	2,498
Cash dividends paid	(112,210)	(108,027)	(102,130)
Net cash from financing activities	(90,955)	(63,800)	(71,427)
Net change in cash and cash equivalents	32,925	44,924	19,461
Cash and cash equivalents at beginning of year	156,264	111,340	91,879
Cash and cash equivalents at end of year	$ 189,189	$ 156,264	$ 111,340

Note 19 - Accounting Standards Updates

Accounting Standards Codification. The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ASC Topic 260, "Earnings Per Share." On January 1, 2009, the Corporation adopted new accounting guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. See Note 1- Significant Accounting Policies.

FASB ASC Topic 320, "Investments—Debt and Equity Securities." New accounting guidance (i) changed existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaced the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. This guidance became effective during the first quarter of 2009 and did not significantly impact the Corporation's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits." New accounting guidance expanded disclosure requirements related to plan assets of defined benefit pension or other post-retirement benefit plans effective, for the Corporation, beginning with the year-ended December 31, 2009. See Note 11 - Employee Benefit Plans.

FASB ASC Topic 805, "Business Combinations." On January 1, 2009, new accounting guidance under ASC Topic 805, "Business Combinations," became applicable to the Corporation's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Any contingent consideration is also required to be recognized and measured at fair value on the date of acquisition. Acquisition-related costs are to be expensed as incurred. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. ASC Topic 805 also expands required disclosures regarding the nature and financial effect of business combinations.

FASB ASC Topic 810, "Consolidation." New accounting guidance amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance became effective for the Corporation on January 1, 2009 and did not have a significant impact on the Corporation's financial statements.

FASB ASC Topic 815, "Derivatives and Hedging." New accounting guidance expanded the disclosure requirements for derivatives and hedging activities to require disclosure of the entity's objectives for the use of derivatives, how the entity accounts for derivatives and the related hedged items and their affect on the entity's financial position and results of operations. This guidance became effective for the Corporation on January 1, 2009 and the required disclosures are reported in Note 15 - Derivative Financial Instruments.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures." ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Corporation on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities. Additional new accounting guidance under ASC Topic 820, which became effective during the first quarter of 2009, expanded certain disclosure requirements and affirmed that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASU 2009-5, "Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value," which became effective during the fourth quarter of 2009, provided guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. See Note 16 - Fair Value Measurements.

FASB ASC Topic 855, "Subsequent Events." New accounting guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This guidance became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

Accounting Standards Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets." ASU 2009-16 amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASU 2009-17 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. As further discussed below, ASU No. 2010-10, "Consolidations (Topic 810) - Amendments for Certain Investment Funds," deferred the effective date of ASU 2009-17 for a reporting entity's interests in investment companies. The provisions of ASU 2009-17 became effective on January 1, 2010 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements." ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company's should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy became effective for the Corporation on January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Corporation on January 1, 2010. See Note 16 - Fair Value Measurements.

ASU No. 2010-10, "Consolidations (Topic 810) - Amendments for Certain Investment Funds." ASU 2010-10 defers the effective date of the amendments to the consolidation requirements made by ASU 2009-17 to a company's interest in an entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, "Financial Services - Investment Companies," or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946. As a result of the deferral, a company will not be required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral.

ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is an entity's own interest when evaluating the criteria for determining whether such interest represents a variable interest. In addition, ASU 2010-10 also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker's or service provider's fee is a variable interest. The provisions of ASU 2010-10 became effective for the Corporation as of January 1, 2010 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-11, "Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives." ASU 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 became effective for the Corporation on July 1, 2010 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Corporation's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for the Corporation's financial statements on January 1, 2011. Certain disclosures related to troubled debt restructurings were temporarily deferred by ASU 2011-01, "Receivables (Topic 310) - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," and became effective on July 1, 2011 as required by ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," as further discussed below. See Note 3 – Loans.

ASU No. 2010-28, "Intangibles - Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 became effective for the Corporation on January 1, 2011 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-29, "Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations." ASU 2010-29 provides clarification regarding the acquisition date that should be used for reporting the pro forma financial information disclosures required by Topic 805 when comparative financial statements are presented. ASU 2010-29 also requires entities to provide a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination. ASU 2010-29 is effective for the Corporation prospectively for business combinations occurring after December 31, 2010.

ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 became effective for the Corporation on July 1, 2011, and applies retrospectively to restructurings occurring on or after January 1, 2011. See Note 3 - Loans.

ASU No. 2011-03, "Transfers and Servicing (Topic 860) - Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU 2011-03 will be effective for the Corporation on January 1, 2012 and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends Topic 820, "Fair Value Measurements and Disclosures," to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income." ASU 2011-05 amends Topic 220, "Comprehensive Income," to require that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 is effective for annual and interim periods beginning after December 15, 2011; however, certain provisions related to the presentation of reclassification adjustments have been deferred by ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," as further discussed below. ASU 2011-05 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment." ASU 2011-08 amends Topic 350, "Intangibles - Goodwill and Other," to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. ASU 2011-08 is effective for annual and interim impairment tests beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-11, "Balance Sheet (Topic 210) - "Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 amends Topic 210, "Balance Sheet," to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and is not expected to have a significant impact on the Corporation's financial statements.

Note 20 - Subsequent Event

On January 1, 2012, the Corporation acquired Stone Partners Inc. ("Stone"), a human resource consulting firm that specializes in compensation, benefits and outsourcing services. Stone was based in Houston with additional offices in Dallas and Austin. Stone was fully integrated into Frost Insurance Agency subsequent to acquisition. The acquisition of Stone did not significantly impact the Corporation's financial statements.

Cullen/Frost Bankers, Inc.
Consolidated Average Balance Sheets
(Dollars in thousands - tax-equivalent basis)

The following unaudited schedule is presented for additional information and analysis

	Year Ended December 31,					
	2011			2010		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Assets:						
Interest-bearing deposits	$ 2,499,047	$ 6,357	0.25%	$ 1,973,675	$ 4,901	0.25%
Federal funds sold and resell agreements	14,509	61	0.42	20,646	74	0.36
Securities:						
Taxable	4,026,797	127,072	3.27	3,286,489	121,402	3.84
Tax-exempt	2,185,707	146,338	6.97	1,927,388	129,027	7.04
Total securities	6,212,504	273,410	4.57	5,213,877	250,429	5.02
Loans, net of unearned discount	8,042,968	403,479	5.02	8,125,150	414,795	5.11
Total earning assets and average rate earned	16,769,028	683,307	4.13	15,333,348	670,199	4.44
Cash and due from banks	593,224			549,256		
Allowance for loan losses	(122,641)			(126,742)		
Premises and equipment, net	317,771			320,030		
Accrued interest receivable and other assets	1,011,585			1,110,680		
Total assets	$18,568,967			$17,186,572		
Liabilities:						
Non-interest-bearing demand deposits:						
Commercial and individual	$ 5,093,948			$ 4,546,054		
Correspondent banks	324,954			310,599		
Public funds	320,080			167,127		
Total non-interest-bearing demand deposits	5,738,982			5,023,780		
Interest-bearing deposits:						
Private accounts:						
Savings and interest checking	2,541,677	2,115	0.08	2,277,982	3,066	0.13
Money market deposit accounts	5,407,207	14,331	0.27	5,066,747	17,792	0.35
Time accounts	1,127,731	5,015	0.44	1,251,088	8,184	0.65
Public funds	407,018	718	0.18	428,022	931	0.22
Total interest-bearing deposits	9,483,633	22,179	0.23	9,023,839	29,973	0.33
Total deposits	15,222,615			14,047,619		
Federal funds purchased and repurchase agreements	596,159	312	0.05	472,492	437	0.09
Junior subordinated deferrable interest debentures	123,712	6,783	5.48	130,051	6,982	5.37
Subordinated notes payable and other notes	187,123	11,965	6.39	250,000	16,318	6.53
Federal Home Loan Bank advances	35	2	6.00	2,600	170	6.54
Total interest-bearing liabilities and average rate paid	10,390,662	41,241	0.40	9,878,982	53,880	0.55
Accrued interest payable and other liabilities	267,227			256,111		
Total liabilities	16,396,871			15,158,873		
Shareholders' equity	2,172,096			2,027,699		
Total liabilities and shareholders' equity	$18,568,967			$17,186,572		
Net interest income		$642,066			$616,319	
Net interest spread			3.73%			3.89%
Net interest income to total average earning assets			3.88%			4.08%

For these computations: (i) average balances are presented on a daily average basis, (ii) information is shown on a taxable-equivalent basis assuming a 35% tax rate, (iii) average loans include loans on non-accrual status, and (iv) average securities include unrealized gains and losses on securities available for sale, while yields are based on average amortized cost.

Year Ended December 31,											
2009			2008			2007			2006		
Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
$ 829,178	$ 2,161	0.26%	$ 85,380	$ 429	0.50%	$ 7,454	$ 396	5.31%	$ 4,000	$ 251	6.28%
59,236	207	0.35	141,724	3,498	2.47	579,964	29,895	5.15	718,950	36,550	5.08
2,813,801	125,084	4.58	2,771,797	143,360	5.17	2,876,235	148,467	5.08	2,680,706	133,184	4.85
1,449,141	99,546	7.15	555,096	36,724	6.61	412,083	26,520	6.41	275,419	17,685	6.46
4,262,942	224,630	5.45	3,326,893	180,084	5.41	3,288,318	174,987	5.24	2,956,125	150,869	5.00
8,652,563	437,075	5.05	8,314,265	511,968	6.16	7,464,140	579,027	7.76	6,523,906	506,264	7.76
13,803,919	664,073	4.86	11,868,262	695,979	5.86	11,339,876	784,305	6.89	10,202,981	693,934	6.76
585,825			660,369			626,253			615,609		
(120,160)			(96,755)			(95,226)			(85,038)		
297,958			237,517			219,873			200,008		
1,134,418			1,015,138			950,906			647,693		
$15,701,960			$13,684,531			$13,041,682			$11,581,253		
$ 3,793,195			$ 3,246,169			$ 3,224,741			$ 3,005,811		
360,238			311,034			248,591			277,332		
105,051			57,544			50,800			51,137		
4,258,484			3,614,747			3,524,132			3,334,280		
2,024,867	3,015	0.15	1,694,688	3,299	0.19	1,401,437	6,555	0.47	1,283,830	4,579	0.36
4,152,225	24,709	0.60	3,492,935	51,507	1.47	3,494,704	107,486	3.08	3,022,866	92,075	3.05
1,609,678	26,759	1.66	1,359,989	43,706	3.21	1,382,707	60,264	4.36	1,122,979	42,806	3.81
374,373	1,532	0.41	368,760	6,359	1.72	409,661	15,932	3.89	420,441	15,630	3.72
8,161,143	56,015	0.69	6,916,372	104,871	1.52	6,688,509	190,237	2.84	5,850,116	155,090	2.65
12,419,627			10,531,119			10,212,641			9,184,396		
610,945	1,052	0.17	1,008,019	12,954	1.29	867,152	31,951	3.68	764,173	31,167	4.08
136,084	7,231	5.31	136,135	6,972	5.12	153,582	11,283	7.35	230,178	17,402	7.56
250,000	16,318	6.53	250,000	16,318	6.53	237,671	15,591	6.56	150,000	9,991	6.66
190,077	5,741	3.02	8,628	511	5.92	22,447	1,048	4.67	25,574	1,146	4.48
9,348,249	86,357	0.92	8,319,154	141,626	1.70	7,969,361	250,110	3.14	7,020,041	214,796	3.06
264,094			170,319			153,167			153,333		
13,870,827			12,104,220			11,646,660			10,507,654		
1,831,133			1,580,311			1,395,022			1,073,599		
$15,701,960			$13,684,531			$13,041,682			$11,581,253		
	$577,716			$554,353			$534,195			$479,138	
		3.94%			4.16%			3.75%			3.70%
		4.23%			4.67%			4.69%			4.67%

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of Cullen/Frost Bankers, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2011, management assessed the effectiveness of the Corporation's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on the assessment, management determined that the Corporation maintained effective internal control over financial reporting as of December 31, 2011, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011, is included in this Item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Attestation Report of Independent Registered Public Accounting Firm

Report of Ernst & Young LLP
Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Cullen/Frost Bankers, Inc.

We have audited Cullen/Frost Bankers, Inc.'s (the "Corporation") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cullen/Frost Bankers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cullen/Frost Bankers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in shareholders' equity, and the cash flows for each of the three years in the period ended December 31, 2011 of Cullen/Frost Bankers, Inc. and our report dated February 3, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Antonio, Texas
February 3, 2012

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers is included under the section captioned "Executive Officers of the Registrant" in Part I, Item 1, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information regarding securities authorized for issuance under the Corporation's equity compensation plans is included under the section captioned "Stock-Based Compensation Plans" in Part II, Item 5, elsewhere in this Annual Report on Form 10-K. Other information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Corporation's Proxy Statement (Schedule 14A) for its 2012 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Corporation's fiscal year-end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements.* Reference is made to Part II, Item 8, of this Annual Report on Form 10-K.
2. *Consolidated Financial Statement Schedules.* These schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.
3. *Exhibits.* The exhibits to this Annual Report on Form 10-K listed below have been included only with the copy of this report filed with the Securities and Exchange Commission. Copies of individual exhibits will be furnished to shareholders upon written request to Cullen/Frost and payment of a reasonable fee.

			Incorporated by Reference			
Exhibit Number	**Exhibit Description**	**Filed Herewith**	**Form**	**File No.**	**Exhibit**	**Filing Date**
3.1	Restated Articles of Incorporation of Cullen/Frost Bankers, Inc.		10-Q	001-13221	3.1	7/26/06
3.2	Amended and Restated Bylaws of Cullen/ Frost Bankers, Inc.		10-K	001-13221	3.2	2/1/08
4.1*	Instruments Defining the Rights of Holders of Long-Term Debt					
10.1+	Restoration of Retirement Income Plan for Participants in the Retirement Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (as amended and restated)		10-K	001-13221	10.1	3/31/99
10.2+	The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	333-157236	4.3	2/11/09
10.3+	1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates		S-8	33-39478	4.4	3/18/91
10.4+	Cullen/Frost Bankers, Inc. Restricted Stock Plan		S-8	33-53492	4.4	10/20/92
10.5+	Cullen/Frost Bankers, Inc. Supplemental Executive Retirement Plan		10-K	001-13221	10.13	3/30/95
10.6+	Cullen/Frost Bankers, Inc. 1997 Director Stock Plan		S-8	333-102133	4.4	12/23/02
10.7+	Cullen/Frost Bankers, Inc. 1992 Stock Plan, as amended		S-8	333-68928	4.5 - 4.7	9/4/01
10.8+	Change-In-Control Agreements with 5 Executive Officers		10-K	001-13221	10.8	2/3/09
10.9+	Change-In-Control Agreements with 5 Executive Officers		10-K	001-13221	10.9	2/3/09
10.10+	Cullen/Frost Bankers, Inc. 2001 Stock Plan		S-8	333-68928	4.4	9/4/01

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.11+	Retirement Agreement with a former Executive Officer		10-K	001-13221	10.10	3/28/03
10.12+	Deferred Compensation Plan for Covered Employees		10-K	001-13221	10.11	3/28/03
10.13+	Cullen/Frost Restoration Profit Sharing Plan		10-K	001-13221	10.12	2/4/05
10.14+	2005 Omnibus Incentive Plan		S-8	333-158903	4.3	4/30/09
10.15+	2007 Outside Director Incentive Plan		S-8	333-143397	4.4	5/31/07
10.16+	Description of the Bonus Plan for the Chief Executive Officer		10-Q	001-13221	10.1	7/28/10
10.17+	Description of the Executive Management Bonus Plan		10-Q	001-13221	10.2	7/28/10
21.1	Subsidiaries of Cullen/Frost Bankers, Inc.	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney	X				
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer	X				
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer	X				
32.1++	Section 1350 Certification of the Chief Executive Officer	X				
32.2++	Section 1350 Certification of the Chief Financial Officer	X				
101 **	Interactive Data File	X				

* The Corporation agrees to furnish to the SEC, upon request, copies of any such instruments.

\+ Management contract or compensatory plan or arrangement.

++ This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

(b) Exhibits - See exhibit index included in Item 15(a)3 of this Annual Report on Form 10-K.

(c) Financial Statement Schedules - See Item 15(a)2 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2012

CULLEN/FROST BANKERS, INC.
(Registrant)

By: /s/ PHILLIP D. GREEN
Phillip D. Green
Group Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD W. EVANS, JR.* **Richard W. Evans, Jr.**	Chairman of the Board, Director and Chief Executive Officer (Principal Executive Officer)	February 3, 2012
/s/ PHILLIP D. GREEN **Phillip D. Green**	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 3, 2012
/s/ R. DENNY ALEXANDER* **R. Denny Alexander**	Director	February 3, 2012
/s/ CARLOS ALVAREZ* **Carlos Alvarez**	Director	February 3, 2012
/s/ ROYCE S. CALDWELL* **Royce S. Caldwell**	Director	February 3, 2012
/s/ CRAWFORD H. EDWARDS* **Crawford H. Edwards**	Director	February 3, 2012
/s/ RUBEN M. ESCOBEDO* **Ruben M. Escobedo**	Director	February 3, 2012
/s/ PATRICK B. FROST* **Patrick B. Frost**	Director and President of The Frost National Bank	February 3, 2012
/s/ DAVID J. HAEMISEGGER* **David J. Haemisegger**	Director	February 3, 2012
/s/ KAREN E. JENNINGS* **Karen E. Jennings**	Director	February 3, 2012

Signature	Title	Date
/s/ RICHARD M. KLEBERG, III* **Richard M. Kleberg, III**	Director	February 3, 2012
/s/ CHARLES W. MATTHEWS* **Charles W. Matthews**	Director	February 3, 2012
/s/ IDA CLEMENT STEEN* **Ida Clement Steen**	Director	February 3, 2012
/s/ HORACE WILKINS, JR.* **Horace Wilkins, Jr.**	Director	February 3, 2012
*By: /s/ PHILLIP D. GREEN **Phillip D. Green** As attorney-in-fact for the persons indicated	Group Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 3, 2012

Cullen/Frost Bankers, Inc.

CORPORATE HEADQUARTERS

100 West Houston Street | (210) 220-4011
San Antonio, Texas 78205 | frostbank@frostbank.com

frostbank.com

Certifications

The certifications of the Chief Executive Officer and the Chief Financial Officer of Cullen/Frost Bankers, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Cullen/Frost's 2011 Annual Report on Form 10-K. In addition, the certification of the Chief Executive Officer of Cullen/Frost, required under the rules of the New York Stock Exchange, Inc., has been filed with the Exchange.

Form 10-K and Investor Inquiries

Analysts, investors and others desiring additional information about Cullen/Frost Bankers, Inc., may contact Greg Parker, Executive Vice President, Director of Investor Relations, at (210) 220-5632.

TRANSFER AGENT AND REGISTRAR

Computershare

P.O. Box 358015 / Pittsburgh, PA 15252-8015

Cullen/Frost Bankers, Inc.

A Texas Financial Services Family